As filed with the Securities and Exchange Commission on May 18, 2018

            No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Charah Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4953	82-4228671
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12601 Plantside Dr.

Louisville, KY 40299

(502) 245-1353

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Charles Price

President and Chief Executive Officer

12601 Plantside Dr.

Louisville, KY 40299

(502) 245-1353

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Julian J. Seiguer Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Richard D. Truesdell, Jr. Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$100,000,000	$12,450

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares of common stock. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated May 18, 2018

                 Shares

Charah Solutions, Inc.

COMMON STOCK

Charah Solutions, Inc. is offering                      shares of our common stock and the selling stockholders are offering                      shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to list the common stock on the New York Stock Exchange under the symbol “CHRA.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for additional information regarding the underwriters’ compensation.

The Company and the selling stockholders have granted the underwriters the right to purchase up to an additional                      shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2018.

Joint Book-Running Managers

MORGAN STANLEY		BofA MERRILL LYNCH

STIFEL

Co-Managers

MACQUARIE CAPITAL             FIRST ANALYSIS SECURITIES CORP.              HOULIHAN LOKEY

                , 2018.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the common stock. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Dealer Prospectus Delivery Obligation

Until                 , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

COMMONLY USED DEFINED TERMS

•	“Allied Management Holdings” refers to Allied Management Holdings, LLC, a Delaware limited liability company, through which certain of our officers and employees prior to our corporate reorganization own equity interests in Allied Power Holdings.

•	“Allied Power Holdings” refers to Allied Power Holdings, LLC, a Delaware limited liability company, an entity indirectly owned by BCP and the Management Members.

•	“BCP” refers, collectively, to (i) affiliates (including Charah Holdings and the BCP Energy Services Funds) of and (ii) investment funds affiliated with or managed by, in each case, Bernhard Capital Partners Management, LP.

•	“BCP Energy Services Funds” refers to BCP Energy Services Fund, LP, a Delaware limited partnership owned by BCP and certain related affiliates and BCP Energy Services Fund-A, LP, a Delaware limited partnership owned by BCP and certain related affiliates.

•	“CCR” means coal combustion residuals, a byproduct of coal-fired power production, also commonly referred to as coal ash.

•	“CEP Holdings” means CEP Holdings, Inc., a Delaware corporation owned by Charles Price and certain affiliates.

•	“Charah Holdings” refers to Charah Holdings LP, a Delaware limited partnership owned by BCP and certain related affiliates.

•	“Charah Management” refers to Charah Management LLC, a Delaware limited liability company, an entity indirectly owned by BCP and the Management Members.

•	“Charah Management Holdings” refers to Charah Management Holdings LLC, a Delaware limited liability company, through which certain of our officers and employees prior to our corporate reorganization own equity interests in Charah Management.

•	“Company,” “we,” “us” or “our” relate, prior to the corporate reorganization described in this prospectus (unless otherwise disclosed), to Charah, LLC and Allied Power Management, LLC, on a combined basis and together with their consolidated subsidiaries (as combined, our “Predecessors,” and each, a “Predecessor Company”) and following the corporate reorganization described in this prospectus, to Charah Solutions, Inc. (“Charah Solutions”) and its consolidated subsidiaries.

•	“Credit Facility” means the ABL Credit Facility, dated October 25, 2017, by and among Charah, LLC, Allied Power Management, LLC and Allied Power Services, LLC, as borrowers, Charah Sole Member LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Regions Bank, as administrative agent, collateral agent, swingline lender and letter of credit issuer.

•	“Existing Owners” refers, collectively, to BCP, CEP Holdings and the Management Members.

•	“Management Members” refers, collectively, to our current officers and employees who own equity interests in Charah Management and Allied Power Holdings, including through Charah Management Holdings and Allied Management Holdings.

•	“Term Loan” means the Term Loan Credit Facility, dated October 25, 2017, by and among Charah, LLC and Allied Power Management, LLC, as borrowers, Charah Sole Member LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

ii

Presentation of Financial and Operating Data

Unless otherwise indicated, the historical financial and operating information presented in this prospectus for the year ended and as of December 31, 2016 is that of Charah, LLC, and as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 and for the year ended and as of December 31, 2017 is that of Charah, LLC and Allied Power Management, LLC on a combined basis. We present certain operational data in this prospectus that includes the operations of Allied Power Management, LLC, an entity that has been under common control with Charah, LLC since May 2017, the date of formation of Allied Power Management, LLC. Our historical financial and operating information as of and for the year ended December 31, 2017 may not be comparable to the historical financial and operating information as of and for the year ended December 31, 2016.

Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published sources, including data from the U.S. Energy Information Administration and the U.S. Environmental Protection Agency. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

iii

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and the related notes thereto appearing elsewhere in this prospectus.

Except as otherwise indicated, (i) references to “selling stockholders” refer to those persons identified as selling stockholders in “Principal and Selling Stockholders” and (ii) all information contained in this prospectus assumes or reflects no exercise of the underwriters’ option to purchase additional shares of common stock and excludes shares of common stock reserved for issuance under our omnibus incentive plan.

Company Overview

We are a leading provider of mission-critical environmental and maintenance services to the power generation industry. We provide on-site, essential services that enable our clients to continue operations and provide necessary electric power to communities nationwide. In 2017, we performed work at 51 coal-fired and nuclear power generation sites nationwide. We are the only service provider offering a suite of coal ash management and recycling, environmental remediation and outage maintenance services. We also design and implement solutions for complex environmental projects (such as ash pond closures) and facilitate coal ash recycling through byproduct sales and other beneficial use services. We believe we are a partner-of-choice for the power generation industry due to our industry-leading quality, safety and compliance record, all of which are key criteria for our customers.

Since our founding, we have continuously anticipated our customers’ evolving environmental needs, increasing the number of services we provide and our embedded presence at their power generation facilities. Compared to service providers with more limited scope, our multi-service platform allows customers to gain efficiencies from sourcing multiple required offerings from a single, trusted partner.

We provide our services through two segments:

Environmental Solutions. Our Environmental Solutions segment includes Remediation and Compliance Services, as well as Byproduct Sales. Remediation and Compliance Services is associated with our customers’ need for multiyear environmental improvement and sustainability initiatives, whether driven by proactive engagement by power generation customers, by regulatory requirements or by consumer expectations and standards. Byproduct Sales supports both our power generation customers’ desire to profitably recycle recurring volumes of coal combustion residuals (“CCRs”) and our ultimate end customers’ need for high-quality, cost-effective raw material substitutes.

Maintenance and Technical Services. Our Maintenance and Technical Services segment includes Fossil Services and Nuclear Services. Fossil Services is the recurring and mission-critical management of coal ash for coal-fired power generation facilities. Nuclear Services, which we market under the Allied Power brand name, includes routine maintenance, outage services, facility maintenance and staffing solutions for nuclear power generation facilities.

As a result of these unique offerings, the embedded nature of our on-site presence and our track record of successful execution, we have built long-term relationships with leading U.S. utilities and independent power producers, including Duke Energy, Exelon Corporation, Dominion Energy, Inc., Dynegy Inc. and PPL

Corporation, among others. In some cases, these relationships have spanned over 20 years. The national scale of our operational footprint is also a key differentiator, as many competitors are localized, focusing on a single geographic area (sometimes isolated to a single plant). We operate in 22 states, resulting in an overall footprint and density in key markets that we believe is difficult to replicate. Our national reach enables us to successfully pursue new business within our existing customer base and attract new customers while providing consistent quality, safety and compliance standards.

Our services platform is led by a senior executive team averaging over 30 years of industry experience and supported by a highly skilled labor force. The nature of our work requires employees, particularly our nuclear end market-related labor force, to have specialized skills, training and certifications in order for them to be allowed on-site at our customers’ facilities. Collectively, our focus on human capital management allows us to maintain and develop a labor force of highly qualified, well-trained personnel capable of handling our customers’ needs.

For the fiscal year ended December 31, 2017, we generated revenue, net income (loss) and Adjusted EBITDA of $430.4 million, $12.8 million and $76.0 million, respectively ($421.2 million, $18.3 million and $76.4 million, respectively, for the period from January 13, 2017 through December 31, 2017 and $9.1 million, $(5.5) million and $(0.4) million, respectively, for the period from January 1, 2017 through January 12, 2017). For the three months ended March 31, 2018, we generated revenue, net income and Adjusted EBITDA of $155.5 million, $1.2 million and $17.4 million, respectively. For more information on Adjusted EBITDA, including a reconciliation to the most directly comparable accounting principles generally accepted in the United States of America (“GAAP”) financial measure, see “—Summary Historical Combined Financial Data.”

Market Opportunity

According to the U.S. Energy Information Administration, as of 2016, there were over 500 large-scale facilities in the U.S. with generation capabilities of at least 250 megawatts, including over 200 coal-fired plants and over 60 nuclear plants (representing 99 nuclear reactors). To maintain continuous operations, these complex facilities have specialized and recurring environmental and maintenance service needs throughout their lifecycles. These service needs are particularly significant for coal-fired and nuclear power plants, given increasing environmental demands, the aging nature of the installed base, and the characteristics of the feedstock required to power such facilities. Due to the breadth and nature of these needs, power plant operators typically do not possess these capabilities internally and instead outsource these mission-critical and often regulatory-driven requirements to a fragmented set of service providers. The continuous need for these specialized services is supported by a number of significant dynamics:

Coal and Nuclear Power Generation Will Remain Indispensable Energy Sources. According to the U.S. Energy Information Administration, as of September 2017, coal and nuclear power generation combined are expected to remain indispensable energy sources for decades, providing at least 1.6 trillion kilowatt hours of energy production annually through 2040. As of September 2017, coal and nuclear power generation combined accounted for approximately 50% of domestic U.S. energy generation and is expected to contribute a similar percentage annually for at least the next five years.

Coal-Fired Power Plants Have Significant and Recurring Environmental Management Needs Associated with Their Waste Byproducts. Coal-fired power plants consistently generate various waste byproducts throughout the power generation process. The primary type of these waste byproducts are CCRs, commonly known as coal ash. According to the American Coal Ash Association, more than 107 million tons of coal ash were generated in 2016, and according to the U.S. Environmental Protection Agency (“EPA”), in 2015, coal ash was one of the largest types of waste in the U.S. Coal ash management is mission-critical to the daily operations of power plants, as they generally only have on-site storage capacity for three to four days of CCR waste accumulation.

Large Installed Base of Legacy Coal Ash Disposal Ponds That Require Remediation. According to the American Coal Ash Association, as of 2016, approximately 44% of coal ash generated was disposed of. According to the EPA, approximately 80% of coal ash that was disposed of in 2012 was disposed of on-site in ash ponds or landfills. As of 2016, the American Coal Ash Association estimated that more than 1.5 billion tons of coal ash existed in ash ponds and landfills around the country. The EPA also estimates that, as of 2012, there were over 1,100 active and inactive on-site ash ponds and landfills requiring remediation or closure. These sites are typically large and will require significant capital from their owners as well as specialized environmental expertise to monitor on an ongoing basis, remediate, relocate the waste or completely close in an environmentally sustainable way.

Recycling Waste Byproducts Is a Critical Component of the Coal Ash Value Chain. In 2016, approximately 56% of coal ash was recycled to produce positive environmental, economic and performance benefits such as reduced use of other natural resources, lower greenhouse gas emissions, and improved strength and durability of materials. The leading recycled use of coal ash is as a direct and more economic substitute for cement during the production of concrete (approximately 15 million tons of CCRs annually, as of 2016, according to the American Coal Ash Association).

Routine Nuclear Reactor Maintenance Is Non-Discretionary, Specialized, and Predictable. Given the scale, complexity, and near-constant operational demands on power plants, routine maintenance is critical to the ongoing functionality of each facility. Since it is costly to take nuclear plants offline, plant outages are planned, contracted, and announced far in advance and involve the completion of numerous maintenance services while offline (including inspections, repairs, maintenance, equipment replacement, facility modification, new construction and certifications). We estimate, based on our management’s experience and discussions with customers, our total addressable market for these services (including outsourced maintenance and capital needs) to be in excess of $5 billion annually. We believe this spend will increase over time as the nuclear reactor fleet continues to age and additional maintenance is required.

Power Plant Operators Are Increasingly Focused on Environmental Stewardship and Regulatory Compliance. Power plant operators face increasing pressure from advocacy groups and their communities to manage the environmental risks associated with their operations and, therefore, the industry is increasingly focused on environmental stewardship. Due to the considerable potential consequences associated with environmental liabilities, spending on environmental liability management has increased over time and is expected to increase in the future.

The Power Generation Industry Is Increasingly Requiring Larger Scale Environmental and Maintenance Service Providers. The mounting burden of environmental compliance, consistent need to maintain aging facilities and the focus on continuous and safe plant operations has the power generation industry (coal-fired and nuclear utilities in particular) increasingly seeking larger scale outsourced service providers as partners that can provide a range of services on their behalf. To date, most prospective service providers either have narrow service offerings or a highly localized geographic focus (sometimes limited to a single plant). Therefore, the market opportunity is substantial for specialized environmental and maintenance platforms that can offer a track record of quality service, exceptional safety, exacting environmental standards and a reliable labor force.

Our Strengths

We believe our platform has become a leader in environmental and maintenance services to the power generation industry. Our strengths that support our leading position include:

Industry Leading Quality, Safety and Compliance

We believe we are a partner-of-choice for customers due to our reputation as a leader in quality, safety and compliance. Utilities and independent power producers are generally risk-averse and focus on strong environmental and safety considerations as key factors for awarding on-site service provider contracts. We believe our reputation for and dedication to quality, industry-leading safety record and adherence to environmental compliance standards provides a distinctive competitive advantage and differentiates us from many of our competitors. These attributes are key contributors to our leading market share positions.

Broad Platform of Mission-Critical Environmental and Maintenance Services

Our broad platform of essential environmental and maintenance services has enabled us to become a leading service provider to our power generation customers. We are the only service provider offering a suite of CCR management and recycling, environmental remediation, and outage maintenance services. Compared to service providers with more limited scope, our platform allows our customers to gain efficiencies and reduce the number of vendors on their sites by sourcing multiple required offerings from a single, trusted partner. This service offering is supported by the national scale of our operational footprint. This is a key differentiator, as many of our competitors are localized, focusing on a single geographic area (sometimes isolated to a single plant). We operate in 22 states across the country, resulting in an overall footprint and density in key markets that we believe is difficult to replicate. Our national reach enables us to successfully pursue new business within our existing customer base and attract new customers while providing consistent quality, safety and compliance standards.

Long-Term Partnerships with Leading Power Generators

Our customers are some of the largest power generation companies in the U.S., including Exelon Corporation, Duke Energy Corporation, and Dominion Energy, Inc. Given the essential nature of our services, our on-site personnel become integrated into the daily procedures of each facility, seamlessly working with utility employees to provide uninterrupted operations. This co-location and integration into the daily operations results in direct relationships with key decision makers at every level within our customers’ organizations. This embedded partnership deepens customer connectivity and drives long-term relationships which are critical for the renewal of existing contracts, winning incremental business from existing customers at new sites, and adding new customers. For example, over the last five years we have achieved an approximately 90% renewal rate for contracts in our Fossil Services offerings up for renewal.

Innovative Solutions to Our Customers’ Environmental Challenges

Our customers regularly face complex, large-scale environmental challenges that require bespoke, technical solutions. We believe we have a proactive and differentiated approach to solving these challenges. Our internal technical and engineering experts have developed deep domain knowledge and capabilities in environmental remediation and beneficial use as a result of our long-term and significant experience in the sector. We believe this credibility, combined with an entrepreneurial mindset, enables us to source market opportunities not readily available to our competitors.

Favorable Contract Dynamics Drive Predictable Financial Model

The contracted nature of our business and depth of our customer relationships provides significant visibility into both revenues and earnings, reflecting the predictable operations of our customers. Our platform of services is contracted for terms generally ranging from 18 months to five years, thereby reducing financial volatility. In excess of 90% of our services work is structured as time and materials, cost reimbursable or unit price contracts, which significantly reduces the risk of loss on contracts and provides gross margin visibility. At the beginning of 2017, 67% of our budgeted revenue for the year was already contracted, not including our Nuclear Services offerings that commenced operations in June 2017, which had 100% of its budgeted revenues contracted. The vast majority of our customers have investment-grade credit ratings and we have never experienced a payment issue with a client. In addition, because our capital expenditures are tied to specific, known contracts and are typically financed, we also have attractive and predictable free cash flow generation.

Entrepreneurial Management Team Supported by Highly Skilled Labor Force

We are led by an experienced management team with an entrepreneurial mindset and keen focus on safety and customer service. Our senior executive team consists of industry veterans averaging over 30 years of industry experience, helping us provide high-quality operational execution and solidify long-term customer relationships. Our ability to hire, develop and retain a highly skilled labor force with specialized skills, training and certifications is a key differentiator in the sector. For example, within our Nuclear Services offering, we have the proven ability to quickly ramp up to in excess of 5,000 employees to align with our customers’ outage schedules and service their planned maintenance needs. Our entrepreneurial mindset drives us to constantly search for new ways to maximize relevance to customers and develop innovative solutions. Our customers have unique certification and training requirements for the service providers they allow on-site.

Our Growth Strategy

Our growth strategy includes the following key initiatives:

Expand Market Share by Capitalizing on the Significant Environmental and Maintenance Needs of Power Generation Customers.

We believe we have a strong growth opportunity in the near-term, as U.S. coal-fired power generation facilities continue to remediate and close ash ponds and landfills. These projects are triggered as coal power plant operators preemptively manage environmental liabilities, comply with regulatory requirements (at the local, state, and federal levels) and work to meet consumer standards for environmental sustainability. We estimate a $3 billion pipeline of near-term remediation and closure projects in the next three years. Additionally, we believe the market for mission-critical maintenance services in the nuclear power generation market is large and growing. We estimate that the annual pipeline of near-term addressable projects for our nuclear-related business is $2.2 billion, comprised of $1.5 billion in capital projects and $700 million in Nuclear Services. We expect this market opportunity to grow over time as the nuclear reactor fleet continues to age and additional maintenance is required.

Continue to Grow On-Site Services Revenue by Expanding Environmental and Maintenance Offerings.

We believe our broad platform of environmental and maintenance services is a competitive differentiator and therefore continuing to enhance the breadth of services offered to our existing customers is a key growth opportunity. We believe opportunities exist across our platform in waste byproduct management, recycling, environmental remediation and maintenance services. We believe our customers will continue to find value in a full-service platform and source incremental services from us as an existing, on-site, trusted partner.

Leverage New and Existing Customer Relationships to Maximize Fleet-Wide Opportunities.

Given the breadth of our service offering, the trend among our customers to consolidate service providers, and our access to our customers’ senior decision makers, we believe we are well-positioned to grow our market share with current customers by providing our existing services to other coal-fired and nuclear power plants within their fleets.

Invest in Innovative Technologies, Processes, and Solutions.

We believe investments in new technology and processes present opportunities to provide higher-margin offerings, improve the environment, and enhance relevance to our customers. For example, our recently announced acquisition of SCB International Materials, Inc. (“SCB”) provided two new technologies for incremental beneficiation of coal ash and other industrial byproducts. We hope that these innovative technologies will allow us to optimize our traditional fly ash sales & distribution, enter new markets for our products, and provide cleaner, environmentally friendly solutions to our customers. We intend to continue to invest in additional technologies and other process that expand our portfolio of solutions and further establish us as an innovator in our industry.

Enhance Our Platform via Disciplined Acquisitions.

We believe we can continue a focused acquisition strategy to add adjacent capabilities and services and enhance stockholder value. We intend to focus on environmental and industrial services, processes and technologies that support our existing capabilities and customer needs. We believe our national scale and market leadership make us a natural consolidator, particularly in our highly fragmented industry.

Our Equity Sponsor

BCP is a private equity firm investing in middle market services businesses across North American energy, industrial and infrastructure complexes with approximately $1.5 billion of assets under management. BCP seeks opportunities to apply its operations-based knowledge and relationships to positively influence the trajectory of its investments. Specifically, BCP leverages its network of world-class managers, expands services businesses across additional verticals to diversify and accelerate growth, and provides flexible buildup and growth capital.

In January 2017, BCP paid $104.1 million in exchange for a 76% equity interest in Charah, LLC. Following the completion of this offering, BCP and its affiliates will hold approximately     % of our common stock.

Corporate Reorganization

Charah Solutions was formed as a Delaware corporation in January 2018. Following this offering and the corporate reorganization described below, we will be a holding company and our only material assets will consist of membership interests in Charah Sole Member and Allied Sole Member. Through our ownership of Charah Sole Member and Allied Sole Member, we will own the outstanding equity interests in Charah, LLC and Allied Power Management, LLC, the subsidiaries through which we will operate our businesses.

Pursuant to the terms of certain reorganization transactions that will be completed immediately prior to the closing of this offering, (a) Charah Management will contribute all of its interests in Charah Sole Member to us in exchange for              shares of common stock and Allied Power Holdings will contribute all of its interests in Allied Sole Member to us in exchange for                 shares of common stock, with the respective amounts of common stock to be received by each of Charah Management and Allied Power Holdings to be calculated using an implied valuation based on the initial public offering price of the common stock; (b) each of Charah Management and Allied Power Holdings will distribute the shares of common stock received by them pursuant to clause (a) to their respective members in accordance with the respective terms of their limited liability company agreements; (c) Charah Holdings will distribute a portion of the shares of common stock it received in clause (b) above to certain direct and indirect blocker entities which will ultimately merge into us, with us surviving, and the BCP Energy Services Funds will receive          shares of our common stock as consideration in the mergers; and (d) Charah Management Holdings and Allied Management Holdings will distribute the shares of common stock received by them pursuant to clause (b) to their respective members in accordance with the respective terms of their limited liability company agreements. For additional detail regarding our corporate reorganization see “Corporate Reorganization.”

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters’ option to purchase additional shares is not exercised:

•	the Existing Owners will, collectively, own shares of common stock, representing % of our capital stock (of which, (i) BCP will, directly or indirectly, own approximately % of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately % of the total issued and outstanding common stock, and (iii) the Management Members, collectively, will own approximately % of the total issued and outstanding common stock).

If the underwriters’ option to purchase additional shares is exercised in full:

•	the Existing Owners will, collectively, own shares of the common stock, representing % of our common stock (of which, (i) BCP will own, directly or indirectly, approximately % of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately % of the total issued and outstanding common stock, and (iii) the Management Members, collectively, will own approximately % of the total issued and outstanding common stock).

The number of shares to be received by our Existing Owners, and the ownership percentages above, assume an initial public offering price of $         per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock to be allocated amongst the Existing Owners; however, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held by our Existing Owners. See “Corporate Reorganization—Existing Owners’ Ownership.”

The following diagrams indicate our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

Simplified Ownership Structure After Giving Effect to this Offering(1)

(1)	See “Corporate Reorganization—Existing Owners’ Ownership.”
(2)	CEP Holdings, Inc. is owned by Charles Price and certain affiliated entities.
(3)	BCP’s ownership is held through Charah Holdings and the BCP Energy Services Funds.
(4)	Includes (i) our operating subsidiaries, Ash Management Services, LLC and Green Meadow, LLC, (ii) our 50% interest in our equity method investment and (iii) our 67% interest in Ash Venture LLC.
(5)	Includes our operating subsidiaries, Allied Power Services, LLC, Allied Plant Services, LLC and Allied Power Resources, LLC.

Risk Factors

Investing in our common stock involves risks. You should read carefully the section of this prospectus entitled “Risk Factors” for an explanation of these risks before investing in our common stock.

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not “emerging growth companies” within the meaning of the JOBS Act, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the reduced disclosure obligations regarding executive compensation in our periodic reports. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act. Please see “Risk Factors—Taking advantage of the reduced disclosure requirements applicable to ‘emerging growth companies’ may make our common stock less attractive to investors.”

Our Offices

Our principal executive offices are located at 12601 Plantside Dr., Louisville, Kentucky 40299, and our telephone number at that address is (502) 245-1353. Our website address is www.charah.com. Information contained on our website, or that can be accessed from it, does not constitute part of this prospectus.

The Offering

Common stock offered by us	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock offered by the selling stockholders	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Total common stock offered	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock to be outstanding immediately after completion of this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock owned by the selling stockholders immediately after completion of this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase additional shares	The Company and the selling stockholders have granted the underwriters a 30-day option to purchase an aggregate of additional shares of our common stock to the extent the underwriters sell more than shares of common stock in this offering.

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of common stock, after deducting underwriting discounts and estimated offering expenses payable by us (assuming the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use approximately $ million of the net proceeds to repay $ outstanding under the Term Loan and the remaining net proceeds for general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	The declaration and payment of any future dividends to our stockholders will be at the sole discretion of our board of directors. We do not intend to pay cash dividends in the foreseeable future. See “Dividend Policy.”

Registration Rights Agreements	In connection with the closing of this offering we will enter into a Registration Rights Agreement with certain of the Existing Owners. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Listing symbol	We have applied to list our common stock on the NYSE under the symbol “CHRA.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Summary Historical Combined Financial Data

Charah Solutions was formed in January 2018 and does not have historical financial results. The following table shows summary historical combined financial information of our Predecessor for the periods and as of the dates indicated. The summary historical combined financial information at December 31, 2017 and 2016, and for the years then ended, was derived from the historical audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical financial information at March 31, 2018 and for the three months ended March 31, 2018 and 2017 was derived from the unaudited condensed combined interim financial statements included elsewhere in this prospectus. The successor columns below represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 and January 1, 2018 through March 31, 2018, and the predecessor columns below represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement. The following table should be read together with “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and the financial statements and related notes included elsewhere in this prospectus.

	Successor(1)				Predecessor(2)	Successor(1)		Predecessor(2)
	Three Months Ended March 31, 2018		Period from January 13, 2017 through March 31, 2017		Period from January 1, 2017 through January 12, 2017	Period from January 13, 2017 through December 31, 2017		Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
	(in thousands, except per share data)
Statement of Income:
Revenue:
Environmental Solutions		$47,785		$47,856	$7,451		$232,581	$7,451	$218,051
Maintenance and Technical Services		107,744		11,109	1,679		188,658	1,679	47,017

Total revenue		155,529		58,965	9,130		421,239	9,130	265,068
Cost of sales		136,430		43,235	7,301		338,908	7,301	203,228

Gross profit:
Environmental Solutions		12,469		13,036	1,412		64,433	1,412	51,282
Maintenance and Technical Services		6,630		2,694	417		17,898	417	10,558

Total gross profit		19,099		15,730	1,829		82,331	1,829	61,840
General and administrative expenses		14,382		6,516	3,170		48,495	3,170	35,170

Operating income (loss)		4,717		9,214	(1,341)		33,836	(1,341)	26,670
Interest expense		(4,131)		(1,055)	(4,181)		(14,146)	(4,181)	(6,244)
Income from equity method investment		587		206	48		816	48	2,703

Net income (loss)		1,173		8,365	(5,474)		20,506	(5,474)	23,129
Less income attributable to non-controlling interest(3)		(367)		(270)	(54)		(2,190)	(54)	(2,198)

Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC		$806		$8,095	$(5,528)		$18,316	$(5,528)	$20,931

Pro Forma Per Share Data(4):
Pro forma net income	$		$			$
Basic and diluted	$		$			$
Pro forma provision for income taxes	$		$			$
Basic and diluted	$		$			$
Pro forma weighted average shares outstanding
Basic and diluted

	Successor(1)		Predecessor(2)	Successor(1)	Predecessor(2)
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
	(in thousands, except per share data)

Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$4,225	$1,983	$(4,418)	$57,792	$(4,418)	$8,351
Cash flows provided by (used in) investing activities	$(22,876)	$(2,734)	$—	$(7,270)	—	$(15,885)
Cash flows provided by (used in) financing activities	$(4,330)	$3,902	$4,463	$(19,304)	$4,463	$7,298
Other Financial Data:
Adjusted EBITDA(5)	$17,364	$15,427	$(422)	$76,430	$(422)	$58,965
Adjusted EBITDA margin(5)	11.2%	$26.2%	(4.6)%	18.1%	(4.6)%	22.7%

Balance Sheet Data (as of the end of the periods indicated):
Total assets	$416,918			$377,651		$188,834
Long-term debt	$233,438			$227,698		$113,182
Total liabilities	$367,699			$329,332		$167,488
Total members’ equity (including non-controlling interest)	$49,219			$48,319		$21,346

(1)	The successor columns represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the periods from January 13, 2017 through March 31, 2017, January 13, 2017 through December 31, 2017 and January 1, 2018 through March 31, 2018, as applicable, as reflected in our financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)	The predecessor columns represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(3)	Relates to one of our joint ventures.
(4)	Pro forma net income (loss), net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under “ —Corporate Reorganization.” Our Predecessor was not subject to U.S. federal income tax at an entity level. As a result, the combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(5)	Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a definition of Adjusted EBITDA and Adjusted EBITDA margin, as well as a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures” immediately below.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin are not financial measures determined in accordance with GAAP. We define Adjusted EBITDA as net income before interest expense, depreciation and amortization, equity-based compensation and income taxes, elimination of certain legacy expenses, amounts from a non-acquired business line, and transaction related expenses and other items. Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to total revenues (which for the year ended December 31, 2016 were less revenues ($5,045) of a non-acquired business line).

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful performance measures because they allow for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts are either non-recurring or can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. We use Adjusted EBITDA margin to measure the success for our business in managing our cost base and improving profitability. The following tables present reconciliations of Adjusted EBITDA to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP, along with our Adjusted EBITDA margin. The successor columns below represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the periods from January 13, 2017 through December 31, 2017 and January 13, 2017 through March 31, 2017, as well as the three months ended March 31, 2018, and the predecessor columns below represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017, each as reflected in our unaudited and audited financial statements, as applicable, included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.

	Successor(1)		Predecessor(2)	Successor(1)	Predecessor(2)
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
			(in thousands)
Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$806	$8,095	$(5,528)	$18,316	$(5,528)	$20,931
Interest expense	4,131	1,055	4,181	14,146	4,181	6,244
Depreciation and amortization	8,431	6,157	763	25,719	763	15,601
Elimination of certain non-recurring and non-operating legal costs(3)	2,680	—	—	8,650	—	—
Elimination of certain non-recurring startup costs(4)	793	—	—	6,167	—	—
Equity-based compensation	110	56	—	2,429	—	7,352
Elimination of legacy expenses	—	—	—	—	—	3,910	(5)
Non-acquired business line	—	—	—	—	—	3,768	(6)
Transaction related expenses and other items(7)	413	64	162	1,003	162	1,159

Adjusted EBITDA	$17,364	$15,427	$(422)	$76,430	$(422)	$58,965
Adjusted EBITDA margin(8)	11.2%	26.2%	(4.6)%	18.1%	(4.6)%	22.7%

(1)

The successor columns represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the periods from January 13, 2017 through March 31, 2017 January 13, 2017 through December 31, 2017 and January 1, 2018 through March 31, 2018, as applicable, as reflected in our financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)	The predecessor columns represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(3)	For the three months ended March 31, 2018, represents non-recurring legal expenses associated with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017, and for the year ended December 31, 2017, represents non-operating and non-recurring legal expenses associated with the legal entity formation of Allied Power Management, LLC as well as legal expenses associated with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017. As a result, these costs will be non-recurring following the resolution of the APTIM litigation and are not representative of legal costs that we will incur from time to time in the ordinary course of our business.
(4)	Represents non-recurring start-up costs associated with the startup of Allied Power Management, LLC and our Nuclear Services offerings, including the setup of financial operations systems and modules, pre-contract expenses to obtain initial contracts and the hiring of operational staff. Because these costs are associated with the initial setup of the Allied business to initiate the operations involved in our Nuclear Services offerings, these costs are non-recurring in the normal course of our business.
(5)	Primary components include a change in charitable giving and other business expense policies associated with the BCP investment.
(6)	Non-acquired business line item adjusts for a legacy operation of Charah, LLC that was transferred to a stockholder of CEP Holdings in January 2017 prior to the BCP investment.
(7)	Transaction related expenses and other items include certain transaction expenses incurred in connection with the BCP investment and SCB acquisition, as well as certain financing transaction expenses.
(8)	Adjusted EBITDA margin is a non-GAAP measure that represents the ratio of Adjusted EBITDA to total revenues (which for the year ended December 31, 2016 were less revenues ($5,045) of a non-acquired business line). We use Adjusted EBITDA margin to measure the success of our businesses in managing our cost base and improving profitability.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the risks and uncertainties described elsewhere in this prospectus, including our historical combined financial statements and the related notes contained elsewhere in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

A decline in the production of CCRs by our coal-fired utility industry customers due to environmental regulations or otherwise could negatively impact our profitability and hinder our growth.

Many of our services are dependent upon the production of CCRs by our coal-fired utility customers. The coal-fired utility industry is facing a number of new and pending initiatives by regulatory authorities seeking to address air and water pollution, greenhouse gas emissions and management and disposal of CCRs. In recent years, federal and state environmental regulation has imposed more stringent requirements regarding emission of air pollutants and other toxic chemicals, reduction of greenhouse gas emissions and water quality impacts from coal operations. Adoption of more stringent regulations governing coal combustion, water discharges or air emissions may decrease the amount of CCRs produced by our customers and, as a result, the demand for our services. Faced with the prospect of more stringent regulations, litigation by environmental groups and the relatively low cost of natural gas, an increasing number of utilities are reducing their portfolio of coal-fired power plants. This reduction could increase if the Clean Power Plan, which urges states to substitute electricity generation from higher-emitting coal plants to low-emitting coal and natural gas plants and zero-emitting renewable sources, is upheld in court and retained by the EPA. See “Business—Regulation.”

Increasing requirements generally will increase the cost of doing business and may make coal burning less attractive for utilities. In recent years, multiple companies have announced plans to close coal-fired power plant units or plants, or dropped plans to open new plants, citing the cost of compliance with pending or new environmental regulations and the relatively low cost of natural gas. A reduction in the use of coal as fuel would cause a decline in the production and availability of CCRs, which would adversely affect our Fossil Services and Byproduct Sales offerings and result in reduced revenues. The outcome of these developments cannot be predicted but could have a material adverse effect on our business, results of operation, financial condition and cash flows.

Unsatisfactory service and safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business in a manner that is consistent with our customers’ standards of service as well as applicable laws, rules and permits, which legal requirements are subject to change. Existing and potential customers consider the safety and service record of their third-party service providers to be of high importance in their decision to engage such providers. The power generation industry generally emphasizes safety and service over the lowest cost service provider due to economic and reputational risk associated with operations at their facilities. If one or more accidents were to occur while we are providing services to our customers, or if we were unable to maintain the level of safety and service our customers require, the affected customer may seek to terminate or cancel our services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Furthermore, our ability to attract new customers may be impaired if they view our safety record or service as unacceptable. In addition, it is possible that we will experience multiple or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or a labor shortage or hire inexperienced personnel to support our staffing needs.

A substantial portion of our Maintenance and Technical Services segment consists of the provision of Nuclear Services offerings to nuclear power plants. To the extent there is a decrease in these plants, either due to reduced investment, increased regulation or otherwise, demand for our Nuclear Services offerings could decrease.

U.S. nuclear capacity and electricity generation are expected to decline due to continuing low natural gas prices and the rapid expansion of low-cost renewable energy and new technologies in the U.S., displacing more traditional sources of power, including nuclear power. Public support for nuclear power has also softened because of concerns about safety and environmental issues and new construction costs.

Very few new nuclear reactors are under construction in the U.S., and several nuclear reactors are undergoing decommissioning. In addition, changes in state and federal government subsidies and increased regulation could also negatively impact the nuclear power industry. For instance, the U.S. Nuclear Regulatory Commission has broad authority under federal law to impose safety-related and other licensing requirements for the operation of nuclear generation facilities, and events at nuclear facilities or other events impacting the industry generally could lead to additional requirements and regulations on all nuclear generation facilities and could negatively impact new construction of or continued generation from nuclear power facilities. A lower number of nuclear power facilities in operation and decrease in related maintenance and construction budgets would have a material adverse effect on our business, results of operation, financial condition and cash flows.

Loss of a large customer may adversely affect our revenue and operating results.

During 2017 and 2016, Duke Energy Corporation (“Duke Energy”) accounted for 49% and 68% of our revenues, respectively, through our provision of services at over 10 of their power plants. In 2017, Exelon Corporation (“Exelon”) accounted for 32% of our revenues, through our provision of services at 14 of their sites, representing 23 nuclear reactors. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer fails to pay us, revenue would be impacted and our operating results and financial condition could be materially harmed. Additionally, if we were to lose any material customer, such loss would have a material adverse effect on our business.

We and our customers operate in industries subject to significant environmental regulation, and compliance with changes in, or liabilities under, such regulations could add significantly to the costs of conducting business.

Our operations and the operations of our customers are subject to federal, state and local environmental laws and regulations that, among other matters, impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid, hazardous and radioactive waste materials, remediation of releases of hazardous substances and reclamation of land. In order to conduct our operations, we and our customers have obtained various federal, state and local environmental permits and must comply with these permits and processes and procedures that have been approved by regulatory authorities. These environmental requirements and any failure to comply could give rise to sanctions, including the cessation of all or part of our operations, or substantial fines and penalties, environmental or reclamation liabilities, which liabilities may be strict, joint and several and damages, including natural resource damages in connection with our sites, customer sites or sites to which we sent wastes, including CCRs and third-party claims. Moreover, changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly environmental requirements could require us or our customers to make significant expenditures to attain and maintain compliance. New regulations, any failure to comply with existing regulations or environmental liabilities arising thereunder could have a material adverse effect on our business, results of operation, financial condition and cash flows.

Success by environmental groups in convincing the EPA to restrict beneficial uses of CCRs, or to regulate CCRs as hazardous waste, may have an adverse effect on our business.

In April 2015, the EPA published a final rule, Disposal of Coal Combustion Residuals from Utilities, to regulate the disposal of CCRs, including fly ash and bottom ash generated at coal-fired power plants, as non-hazardous waste under Subtitle D of the Resource Conservation and Recovery Act (“RCRA”), as amended, and to distinguish beneficial use of CCRs from disposal, which became effective in October 2015 (the “CCR Rule”). The CCR Rule establishes national minimum criteria for CCR landfills and impoundments consisting of location restrictions, design and operating criteria, groundwater monitoring and corrective action, closure requirements, post-closure care, recordkeeping and reporting and other requirements, and requires closure of facilities unable to comply with these criteria within five to seven years. The CCR Rule has increased the complexity and cost of managing and disposing of CCRs and the remediation of existing ash ponds and landfills. In addition, Congress passed the Water Infrastructure Improvements for the Nation Act (the “WIIN Act”) in December 2016, which, among other things, authorizes state permit programs to manage CCRs in lieu of the CCR Rule. The WIIN Act also gives the EPA the authority to regulate coal ash in states that choose not to implement state permitting programs and in states whose permitting programs are determined to be inadequate by the EPA. On March 1, 2018, the EPA issued a proposed rule that would take further steps under the WIIN Act by granting states with approved CCR permit programs (or the EPA where it is the permitting authority) the ability to set certain alternative performance standards. The proposed rule would also allow CCR to be used during certain closure situations and address certain matters remanded to the EPA by the D.C. Circuit Court of Appeals in June 2016, including clarifying corrective action triggers and requirements, adding boron to the list of constituents triggering corrective action, determining the proper height of woody and grassy vegetation for slope protection, and modifying alternative closure procedures. The proposed rule is designed to allow states or the EPA to incorporate flexibilities into their coal ash permit programs and could be followed by a second proposed rule with a similar purpose by September 2018 and a final rule by June 2019.

Some environmental groups continue to urge the EPA to restrict certain beneficial uses of CCRs, such as in concrete, road base and soil stabilization, alleging contaminants may leach into the environment. The CCR Rule created a definition of “beneficial use” that includes uses in concrete and road base, but changes in the definition could reduce the demand for fly ash and other CCRs which would have an adverse effect on our revenues. Moreover, if the EPA were to regulate CCRs as hazardous waste, we, together with CCR generators, could be subject to environmental cleanup, personal injury and other possible claims and liabilities, which could result in significant additional costs. Any such changes in or new regulations or indemnity obligations could have a material adverse effect on our business, results of operation, financial condition and cash flows.

We may be subject in the normal course of business to judicial, administrative or other third-party proceedings that could interrupt or limit our operations, result in adverse judgments, settlements or fines and create negative publicity.

Individuals, citizens groups, trade associations, community groups or environmental activists may bring actions against us in connection with our operations that could interrupt or limit the scope of our business. Many of these matters could raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes of or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments or other financial obligations. Any adverse outcome in such proceedings could harm our operations and financial results and create negative publicity, which could damage our reputation and competitive position.

In particular, we are a party to a lawsuit filed by a certain environmental advocacy group challenging North Carolina’s authority to issue certain permits related to our Brickhaven mine site. The North Carolina Superior Court’s decision (which upheld the allowance to reclaim the original site but held that the portions of the permits that allow us to “cut and prepare” an additional portion of the site exceeded the relevant agency’s statutory authority) was reversed and remanded back to the North Carolina Office of Administrative Hearing (“OAH”). If the OAH determines North Carolina exceeded its permitting authority with respect to either the original allowance or the “cut or prepare” portions of the permits or both, such decision, if ultimately upheld, could have an adverse effect on our operations and financial results.

One of our subsidiaries, Allied Power Management, LLC, is the subject of litigation. An adverse outcome in this litigation could have a negative impact on our business, financial condition, results of operations and cash flows.

We may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. In July 2017, APTIM Corp. sued Allied Power Management, LLC and certain of its employees and affiliated entities in the U.S. District Court for the Northern District of Illinois, alleging, among other things, misappropriation of alleged trade secrets and civil conspiracy. APTIM also alleged tortious interference with their contractual and business relations because Exelon, our customer whose business makes up 100% of our Nuclear Services revenues, ended their business relationship with APTIM and started a new business relationship with Allied Power Management, LLC. No schedule for the current phase of the case, and no trial date, has been set. APTIM has not identified its alleged damages. We believe that APTIM’s claims are meritless, and we intend to defend ourselves vigorously. For further information regarding this lawsuit, see “Business—Legal Proceedings.” We cannot predict the outcome of the lawsuit or the amount of time and expense that will be required to resolve the lawsuit. If such litigation were to be determined adversely to our interests, or if we were forced to settle such matter for a significant amount, such resolution or settlement could have a negative effect on our business, results of operations and financial condition.

Increases in labor costs or our ability to find and employ technically skilled labor could impact our financial results.

Our continued success will depend on our ability to attract and retain qualified personnel. Additionally, a significant percentage of our Nuclear Services employees are hired on a seasonal basis as a result of the seasonal (typically every 12 to 24 months) outage maintenance services we provide. We compete with other businesses in our markets for qualified employees. From time to time, the labor supply is tight in some of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third-party vendors. Labor is one of our highest costs and relatively small increases in labor costs per employee could materially affect our cost structure. If we fail to attract and retain qualified employees, control our labor costs or recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer.

Our employees perform services that involve certain risks, including risks of accident and a failure to maintain a safe work site could result in significant losses.

Safety is a primary focus of our business and is critical to our reputation. Our services can place our employees and others near large equipment, dangerous processes or highly regulated materials, and in challenging environments. Operations in our Environmental Solutions and Maintenance and Technical Services segments involve risks, such as truck accidents, equipment defects, malfunctions and failures and natural disasters, which could potentially result in releases of CCR materials, injury or death of employees and others or a need to shut down or reduce operation of our customers’ facilities while remedial actions are undertaken. We are responsible for safety on the sites where we work and these risks expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction. Unsafe work conditions also have the potential of increasing employee turnover, increasing costs and raising our operating costs. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries.

Although we maintain functional groups whose primary purpose is to implement effective health, safety and environmental procedures throughout our company, the failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability and the potential loss of customers. If we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected.

Work stoppages, union negotiations and other labor problems could adversely affect us.

At March 31, 2018, approximately 1,973 of our employees were covered by collective bargaining agreements, 98% of which are employed in the Nuclear Services operations of our Maintenance and Technical Services segment. A lengthy strike or other work stoppage at any of the facilities where we provide Nuclear Services could have a material adverse effect on us. Additional groups of employees may seek union representation in the future. From time to time, we are subject to unfair labor practice charges, complaints and other legal administrative and arbitration proceedings initiated against us by unions, the National Labor Relations Board or our employees, which could negatively impact our operating results. Negotiating collective bargaining agreements could divert management attention, which could also adversely affect operating results. If we are unable to negotiate acceptable collective bargaining agreements, we may be subject to labor disruptions, such as union-initiated work stoppages, including strikes. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

We may be adversely affected by uncertainty in the global financial markets and the deterioration of the financial condition of our customers. If any of our customers suffers financial difficulties affecting their credit risk, our operating results could be negatively impacted.

Our future results may be impacted by the uncertainty caused by an economic downturn, volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business, resulting in a reduction in our customers’ spending and their nonpayment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments. Additionally, downturns in U.S. construction could lower the demand for our Byproduct Sales offerings.

Furthermore, we provide service to a number of power generators. To the extent these entities suffer significant financial difficulties, they could be unable to pay amounts owed to us or renew contracts with us at previous or increased rates. The inability of our customers to pay us in a timely manner or pay increased rates, particularly larger accounts, could negatively affect our operating results. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss or expected revenue to us.

Our historical financial statements may not be indicative of future performance, and our business may be difficult to evaluate because we have a limited operating history.

Due to our limited operating history, comparisons of our current and future operating results with prior periods are difficult. As a result, our limited historical financial performance as the owner of the acquired assets may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability.

We are, and upon completion of transactions described under “Corporate Reorganization” will be, a recently combined company with a short combined operating history, which makes it difficult for potential investors to evaluate our prospective business or operations or the merits of an investment in our securities. In addition,

Charah, LLC and Allied Power Management, LLC, which will become our operating subsidiaries in connection with the transactions described under “Corporate Reorganization,” have not historically operated on a consolidated or combined basis or under the same management team. These factors may make it more difficult for investors to evaluate our business and prospects and to forecast our future operating results. For example, the historical combined financial data may not give you an accurate indication of what our actual results would have been if our corporate reorganization or the formation of our management team had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy.

Our financial results may fluctuate from quarter to quarter, which may make it difficult to predict our future performance.

Our financial results may fluctuate as a result of the seasonal outage maintenance services we provide as part of our Nuclear Services offerings, along with a number of factors, many of which are outside of our control. Additionally, our other service offerings are subject to quarterly fluctuations from time to time. For these reasons, comparing our financial results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our future quarterly and annual expenses as a percentage of our revenues may be significantly different from those we have recorded in the past or which we expect for the future. Our financial results in some quarters may fall below expectations. Changes in cost estimates relating to our services, which under percentage-of-completion accounting principles could lead to significant fluctuations in revenue or to changes in the timing of our recognition of revenue from such services, could cause our stock price to fall.

Seasonal and adverse weather conditions adversely affect demand for services and operations.

Weather can have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, including due to cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes, tropical storms and severe cold weather, may interrupt or curtail our operations or our customers’ operations, and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured.

We operate in a highly competitive industry and may not be able to compete effectively with larger and better capitalized companies.

While no specific company provides the range of services that we offer, the industries in which we operate are highly competitive and require substantial labor and capital resources. Some of the markets in which we compete or plan to compete are served by one or more large, national companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have greater name recognition than we do or be able to provide or be willing to bid their services at a lower price than we may be willing to offer. Our inability to compete effectively could hinder our growth or adversely impact our operating results.

We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

We may from time to time consider opportunities to acquire or make investments in other services and businesses that could enhance our technical capabilities, complement our current services or expand the breadth of our markets. The success of any completed acquisition will depend on our ability to effectively integrate the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties or liabilities and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that we will be able to identify suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties or liabilities could have a material adverse effect on our financial condition and results of operations.

We are vulnerable to significant fluctuations in our liquidity or capital requirements that may vary substantially over time.

Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without assurance of recovery of the expenditures. Environmental liabilities including those arising from various customer contracts and acquisition agreements that require us to indemnify for certain environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, political conditions, client payment problems and professional liability or indemnity claims are circumstances or events that could result in significant cash outflows.

We may have difficulty managing growth of our business following the addition of our Nuclear Services offerings, which we provide through Allied Power Management, LLC, to our operations, which could adversely affect our financial condition and results of operations.

The growth of our business could place a significant strain on our financial, technical, operational and management resources. In particular, Allied Power Management, LLC did not operate on a combined basis under our Predecessor until 2017. As we expand the scope of our activities and our geographic coverage through organic growth, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers and other professionals, could have a material adverse effect on our business, financial condition, results of operations and our ability to successfully or timely execute our business plan.

Restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies. If we fail to comply with the restrictions and covenants in our debt agreements, there could be an event of default under the terms of such agreements, which could result in an acceleration of payment.

Our debt agreements limit our ability to, among other things:

•	incur indebtedness or contingent obligations;

•	issue preferred stock;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem our capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make payments to us;

•	enter into transactions with our stockholders and affiliates;

•	sell and pledge assets; and

•	acquire the assets of, or merge or consolidate with, other companies or transfer all or substantially all of our assets.

These covenants may also impair our ability to engage in favorable business activities and our ability to finance future operations or capital needs in furtherance of our business strategies. Moreover, the form or level of our indebtedness may prevent us from raising additional capital on attractive terms or obtaining additional financing if needed. A breach of any of these covenants would result in a default under the applicable agreement after any applicable grace periods. A default could result in acceleration of the indebtedness which would have a material adverse effect on us. If an acceleration occurs, it would likely accelerate all of our indebtedness through cross-default provisions and we would likely be unable to make all of the required payments to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Our borrowing levels and debt service obligations could adversely affect our financial condition and impair our ability to fulfill our obligations under our Credit Facility and Term Loan.

At March 31, 2018, we had total outstanding indebtedness of approximately $266.1 million, $245.3 million of which relates to our Term Loan. At March 31, 2018, we had no outstanding borrowings and $12.5 million in letters of credit issued for our account under our Credit Facility. Our indebtedness could have important consequences, including the following:

•	requiring us to dedicate a substantial portion of our cash flows from operations to the repayment of debt, which reduces the cash available for other business purposes;

•	limiting our ability to obtain additional financing and creating additional liens on our assets;

•	limiting our flexibility in planning for, and reacting to, changes in our business;

•	placing us at a competitive disadvantage if we are more leveraged than our competitors;

•	limiting our ability to deduct our interest expense;

•	making us more vulnerable to adverse economic and industry conditions; and

•	restricting us from making additional investments or acquisitions by limiting our aggregate debt obligations.

To the extent that new debt is incurred in addition to our current debt levels, the leverage risks described above would increase.

The limitation or the modification of the Price-Anderson Act’s indemnification authority and similar federal programs for nuclear and other potentially hazardous activities could adversely affect our business.

The Price-Anderson Act (“PAA”) provides indemnification to the nuclear industry against liability arising from nuclear incidents at non-military facilities in the U.S. while still ensuring compensation for the general public. The Energy Policy Act of 2005 extended the period of coverage to include all nuclear power reactors issued construction permits through December 31, 2025. Because we provide services to the nuclear energy industry in the ongoing maintenance and modification of its nuclear energy plants, we are entitled to the indemnification protections under the PAA. Although the PAA’s indemnification provisions are broad, it does not apply to all liabilities that we might incur while performing services as a contractor.

If the contractor protection currently provided by the PAA is significantly modified, is not approved for, or does not extend to all of our services, our business could be adversely affected by either our clients’ refusal to retain us for potentially covered services or our inability to obtain commercially adequate insurance and indemnification, or we may be subject to potentially material liabilities in connection with the performance of our services.

Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. A rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

We may lose contracts through competitive bidding or early termination.

Many of our contracts are for a specified term and are or will be subject to competitive bidding in the future. Although we intend to bid on additional contracts, we may not always be the successful bidder. In addition, some or all of our customers may terminate their contracts with us prior to their scheduled expiration dates. If we are not able to replace lost revenues resulting from unsuccessful competitive bidding, early termination or the renegotiation of existing contracts with other revenues within a reasonable time period, our results of operations and financial condition could be adversely affected.

We could be precluded from entering into or maintaining permits or certain contracts if we are unable to obtain sufficient third-party financial assurance or adequate insurance coverage.

Our operations in our Environmental Solutions and Maintenance and Technical Services segments sometimes require us to obtain performance or surety bonds, letters of credit or other means of financial assurance to secure our contractual performance. We currently obtain performance and surety bonds from multiple financial institutions; however, if we are unable to obtain financial assurance in the future in sufficient amounts from appropriately rated sureties or at acceptable rates, we could be precluded from entering into additional municipal contracts or from obtaining or retaining landfill management or other contracts or operating permits. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts conditioned upon having adequate insurance coverage.

If we are unable to fully protect the confidentiality of our trade secrets, or if competitors are able to replicate our technology or services, we may suffer a loss in our competitive advantage or market share.

We do not have patents or patent applications relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We cannot assure you we will be able to prevent our competitors from employing comparable technologies or processes.

In addition, third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim, is inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.

Additionally, we currently license certain third-party intellectual property in connection with our business, and the loss of any such license could adversely impact our financial condition and results of operations.

We are subject to cyber security risks and interruptions or failures in our information technology systems. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies to process and record financial and operating data and rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. At the same time, cyber incidents, including deliberate attacks, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks and those of our vendors, suppliers and other business partners may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems for protecting against cyber security risks may not be sufficient.

As the sophistication of cyber incidents continues to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Additionally, any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, usage errors by employees, computer viruses, cyber-attacks or other security breaches or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our revenues and profitability.

Risks Related to This Offering and Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of Sarbanes-Oxley, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with laws, regulations and requirements that are new to us, including certain corporate governance provisions of Sarbanes-Oxley, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of Sarbanes-Oxley for our fiscal year ending December 31, 2019, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2023. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us, the selling stockholders and representatives of the underwriters, based on numerous factors that we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenues or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	equity capital markets transactions by competitors, including by way of initial public offerings;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	changes in, or investors’ perception of, the industries in which we operate;

•	litigation involving us, our industry, or both;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

Certain of our Existing Owners will collectively hold a substantial majority of our common stock.

Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Existing Owners will own approximately     % of our common stock.

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their stock in us, the Existing Owners will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, BCP and its affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. BCP and its affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

We have identified material weaknesses and a significant deficiency in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls, subject to any exemptions that we avail ourselves to under the JOBS Act. For example, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. We are in the process of designing, implementing, and testing internal control over financial reporting required to comply with this obligation.

We and our independent registered public accounting firm have identified material weaknesses in internal control over financial reporting as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to the misapplication of GAAP in accounting for our deferred stock plan in effect in 2016 and ineffective controls over the financial statement close and reporting processes.

We also identified a significant deficiency related to our debt reconciliation process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

We are taking steps to remedy these material weaknesses and significant deficiency by establishing more robust processes supporting internal controls over financial reporting, including accounting policies and procedures and our engagement of consultants to assist management in determining and evaluating new accounting positions. We can give no assurance that these actions will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

BCP and its respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable BCP to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that BCP and its respective affiliates (including portfolio investments of BCP and its affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit BCP and its respective affiliates to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provide that if BCP or its respective affiliates, or any employee, partner, member, manager, officer or director of BCP or its respective affiliates who is also one of our directors or officers, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

BCP or its respective affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, BCP and its respective affiliates may dispose of properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to BCP and its respective affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders’ best interests.

We have engaged in transactions and expect to continue to engage in transactions with affiliated companies, as described under the caption “Certain Relationships and Related Party Transactions.” The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders’ best interests.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares entitled to vote);

•	after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•	after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, permitting our amended and restated certificate of incorporation and amended and restated bylaws to be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding shares of stock entitled to vote thereon;

•	after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

•	after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action asserting a claim against us or any director, officer, employee or agents of ours arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $            per share.

Based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $             per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31,

2018 after giving effect to this offering would be $             per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our common stock, and our Credit Facility and Term Loan place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, our Credit Facility and Term Loan place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue additional shares of common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have                 outstanding shares of common stock. This number includes                 shares of common stock that we and the selling stockholders are selling in this offering, but does not include the                 shares of common stock that we and the selling stockholders may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, BCP and its respective affiliates will own                 shares of common stock (assuming an initial public offering price of $         per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus) representing approximately     % (or     % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers, and the selling stockholders have entered or will enter into lock-up agreements with respect to their common stock, pursuant to which they will be subject to certain resale restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, hold stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock price may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company adversely changes his or her recommendation with respect to our common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about:

•	our business strategy;

•	our operating cash flows, the availability of capital and our liquidity;

•	our future revenue, income and operating performance;

•	our ability to sustain and improve our utilization, revenues and margins;

•	our ability to maintain acceptable pricing for our services;

•	our future capital expenditures;

•	our ability to finance equipment, working capital and capital expenditures;

•	competition and government regulations;

•	our ability to obtain permits and governmental approvals;

•	pending legal or environmental matters or liabilities;

•	pending litigation involving Allied Power Management, LLC;

•	environmental hazards;

•	industrial accidents;

•	business or asset acquisitions;

•	general economic conditions;

•	credit markets;

•	our ability to successfully develop our research and technology capabilities and implement technological developments and enhancements;

•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the risks described under “Risk Factors” in this prospectus. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $            million of net proceeds from the sale of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses payable by us (assuming the midpoint of the price range set forth on the cover page of this prospectus). We intend to use approximately $            million of the net proceeds to repay $            outstanding under the Term Loan and any remaining net proceeds for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our Term Loan matures on October 25, 2024. As of March 31, 2018, $245.3 million was outstanding under the Term Loan, which bears interest, at our option, at 1-month, 2-month or 3-month LIBOR or any combination thereof, plus 6.25% (8.2% as of March 31, 2018). Approximately $130.0 million and $120.0 million of the outstanding borrowings under the Term Loan were incurred to repay indebtedness and to make cash distributions to our Existing Owners, respectively.

A $1.00 increase or decrease in the assumed initial public offering price of $            per share would cause the net proceeds from this offering received by us, after deducting the underwriting discounts and commissions and estimated offering expenses, to increase or decrease, respectively, by approximately $            million, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds to repay borrowings under our Term Loan, if any borrowings remain outstanding, and the remaining net proceeds, if any, for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, we would first reduce by a corresponding amount the net proceeds to be used for general corporate purposes, and then, if necessary, the net proceeds directed to repayment of amounts outstanding under the Term Loan.

DIVIDEND POLICY

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. Our Credit Facility and our Term Loan restrict our ability to pay cash dividends to holders of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

•	on an actual basis; and

•	as adjusted to give effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our common stock in this offering at the initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and (iii) the application of net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes appearing elsewhere in this prospectus. The information presented below assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of common stock reserved for issuance under our omnibus incentive plan, which we plan to adopt in connection with this offering.

	As of March 31, 2018
	Actual	As Adjusted(1)
	(in thousands, except number of shares and par value)
Cash and cash equivalents	$9,283	$

Long-term debt, including current portion:
Credit Facility	$—	$
Term Loan	$245,315	$
Equipment Financing Facilities	$20,823	$

Total debt	$266,138	$
Members’/Stockholders’ equity:
Members’ equity	$29,515	$
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding (actual), shares authorized, no shares issued and outstanding (as adjusted)	—
Common stock, $0.01 par value; no shares authorized, issued or outstanding (actual); shares authorized, shares issued and outstanding (as adjusted)	—
Retained earnings	19,122

Non-controlling interest	582

Total members’/stockholders’ equity	$49,219	$

Total capitalization	$315,357	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total members’/stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents by approximately $ ( ) million and increase (decrease) additional paid-in capital, total members’/stockholders’ equity and total capitalization each by approximately $ ( ) million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of March 31, 2018, after giving pro forma effect to the transactions described under “Corporate Reorganization,” was approximately $        million, or $        per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization.

After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2018 would have been approximately $        million, or $        per share. This represents an immediate increase in the net tangible book value of $        per share to the Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $        per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share of common stock		$
Pro forma net tangible book value per share of common stock as of March 31, 2018 (after giving effect to our corporate reorganization)	$
Increase per share of common stock attributable to new investors in this offering

As adjusted pro forma net tangible book value per share of common stock after giving further effect to this offering

Dilution in pro forma net tangible book value per share of common stock to new investors in this offering(1)		$

(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2018, the total number of shares of common stock owned by the Existing Owners and to be owned by new investors, the total consideration paid and the average price per share paid by the Existing Owners and to be paid by new investors in this offering at $        , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing Owners(1)			%	$		%	$
New investors in this offering(2)			%	$		%	$

Total			%	$		%	$

(1)	The number of shares disclosed for the Existing Owners includes shares as selling stockholders in this offering.
(2)	The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the Existing Owners in this offering.

The data in the table excludes                shares of common stock initially reserved for issuance under our omnibus incentive plan.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                , or approximately     % of the total number of shares of common stock.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Charah Solutions was formed in January 2018 and does not have historical financial results. The following table shows selected historical combined financial information of our Predecessor for the periods and as of the dates indicated. The selected historical combined financial information at December 31, 2017 and 2016, and for the years then ended, was derived from the historical audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical financial information at March 31, 2018 and for the three months ended March 31, 2018 and 2017 was derived from the unaudited condensed combined interim financial statements included elsewhere in this prospectus. The successor columns below represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 and January 13, 2018 through March 31, 2017, as well as the three months ended March 31, 2018, and the predecessor columns below represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement. The following table should be read together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and the financial statements and related notes thereto included elsewhere in this prospectus.

	Successor(1)				Predecessor(2)	Successor(1)		Predecessor(2)
	Three Months Ended March 31, 2018		Period from January 13, 2017 through March 31, 2017		Period from January 1, 2017 through January 12, 2017	Period From January 13, 2017 through December 31, 2017		Period From January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
	(in thousands, except per share data)
Statement of Income:
Revenue:
Environmental Solutions		$47,785		$47,856	$7,451		$232,581	$7,451	$218,051
Maintenance and Technical Services		107,744		11,109	1,679		188,658	1,679	47,017

Total revenue		155,529		58,965	9,130		421,239	9,130	265,068
Cost of sales		136,430		43,235	7,301		338,908	7,301	203,228

Gross profit:
Environmental Solutions		12,469		13,036	1,412		64,433	1,412	51,282
Maintenance and Technical Services		6,630		2,694	417		17,898	417	10,558

Total gross profit		19,099		15,730	1,829		82,331	1,829	61,840
General and administrative expenses		14,382		6,516	3,170		48,495	3,170	35,170

Operating income (loss)		4,717		9,214	(1,341)		33,836	(1,341)	26,670
Interest expense		(4,131)		(1,055)	(4,181)		(14,146)	(4,181)	(6,244)
Income from equity method investment		587		206	48		816	48	2,703

Net income (loss)		1,173		8,365	(5,474)		20,506	(5,474)	23,129
Less income attributable to non-controlling interest(3)		(367)		(270)	(54)		(2,190)	(54)	(2,198)

Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC		$806		$8,095	$(5,528)		$18,316	$(5,528)	$20,931

Pro Forma Per Share Data:(4)
Pro forma net income	$		$			$
Basic and diluted	$		$			$
Pro forma provision for income taxes	$		$			$
Basic and diluted	$		$			$
Pro forma weighted average shares outstanding
Basic and diluted

	Successor(1)		Predecessor(2)	Successor(1)	Predecessor(2)
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	Period From January 13, 2017 through December 31, 2017	Period From January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
	(in thousands, except per share data)

Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$4,225	$1,983	$(4,418)	$57,792	$(4,418)	$8,351
Cash flows provided by (used in) investing activities	$(22,876)	$(2,734)	$—	$(7,270)	—	$(15,885)
Cash flows provided by (used in) financing activities	$(4,330)	$3,902	$4,463	$(19,304)	$4,463	$7,298

Other Financial Data:
Adjusted EBITDA(5)	$17,364	$15,427	$(422)	$76,430	$(422)	$58,965
Adjusted EBITDA margin(5)	11.2%	26.2%	$(4.6)%	18.1%	(4.6)%	22.7%
Balance Sheet Data (as of the end of the periods indicated):
Total assets	$416,918			$377,651		$188,834
Long-term debt	$233,438			$227,698		$113,182
Total liabilities	$367,699			$329,332		$167,488
Total members’ equity (including non-controlling interest)	$49,219			$48,319		$21,346

(1)	The successor columns represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the periods from January 13, 2017 through March 31, 2017, January 13, 2017 through December 31, 2017 and January 1, 2018 through March 31, 2018, as applicable, as reflected in our financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)	The predecessor columns represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(3)	Relates to one of our joint ventures.
(4)	Pro forma net income (loss), net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Our Predecessor was not subject to U.S. federal income tax at an entity level. As a result, the combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(5)	Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a definition of Adjusted EBITDA and Adjusted EBITDA margin, as well as a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Prospectus Summary—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Prospectus Summary—Summary Historical Combined Financial Data,” “Selected Historical Combined Financial Data” and the financial statements and related notes appearing elsewhere in this prospectus. This discussion contains “forward-looking statements” reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to update any of these forward-looking statements.

Overview

We are a leading provider of mission-critical environmental and maintenance services to the power generation industry. We provide on-site, essential services that enable our clients to continue operations and provide necessary power to communities nationwide. In 2017, we performed work at 51 coal-fired and nuclear power generation sites nationwide. We are the only service provider offering a suite of coal ash management and recycling, environmental remediation and outage maintenance services. We also design and implement solutions for complex environmental projects (such as ash pond closures) and facilitate coal ash recycling through byproduct sales and other beneficial use services. We believe we are a partner-of-choice for the power generation industry due to our industry-leading quality, safety and compliance record, all of which are key criteria for our customers.

Since our founding, we have continuously anticipated our customers’ evolving environmental needs, increasing the number of services we provide and our embedded presence at their power generation facilities. Compared to service providers with more limited scope, our multi-service platform allows customers to gain efficiencies from sourcing multiple required offerings from a single, trusted partner. As a result of these unique offerings, the embedded nature of our on-site presence and our track record of successful execution, we have built long-term relationships with leading U.S. utilities and independent power producers. We operate in 22 states, resulting in an overall footprint and density in key markets that we believe is difficult to replicate.

We conduct our operations through two segments: Environmental Solutions and Maintenance and Technical Services.

Environmental Solutions. Our Environmental Solutions segment includes Remediation and Compliance Services, as well as Byproduct Sales offerings. Remediation and Compliance Services is associated with our customers’ need for multiyear environmental improvement and sustainability initiatives, whether driven by proactive engagement by power generation customers, by regulatory requirements or by consumer expectations and standards. Byproduct Sales supports both our power generation customers’ desire to profitably recycle recurring volumes of CCRs and our ultimate end customers’ need for high-quality, cost-effective raw material substitutes.

Maintenance and Technical Services. Our Maintenance and Technical Services segment includes Fossil Services and, from and after May 2017 when Allied Power Management, LLC was created, Nuclear Services. Fossil Services is the recurring management of coal ash for coal-fired power generation facilities. Nuclear Services includes routine maintenance, outage services, facility maintenance and staffing solutions for nuclear power generation facilities. The Maintenance and Technical Services segment offerings are most closely associated with the ongoing operations of power plants, whether in the form of daily environmental management or required maintenance services (typically during planned outages).

We believe there is an expanding market opportunity for our platform, and we have a focused growth strategy to capture new business. As the environmental and maintenance needs of our power generation customers increase, we believe we can capture incremental market share across our business by capitalizing on the significant pipeline of near-term environmental remediation and closure projects, growing our on-site service revenue through expanded offerings and maximizing fleet-wide opportunities among new and existing customers. We also intend to augment these strategies by investing in innovative technologies, processes and solutions, as well as pursuing disciplined acquisitions.

How We Evaluate Our Operations

We use a variety of financial and operational metrics to assess the performance of our operations, including:

•	Revenues;

•	Gross Margin;

•	Operating Income;

•	Adjusted EBITDA; and

•	Adjusted EBITDA Margin.

Revenues

We analyze our revenues by comparing actual revenues to our internal projections for a given period and to prior periods to assess our performance. We believe that revenues are a meaningful indicator of the demand and pricing for our services.

Gross Margin

We analyze our gross margin, which we define as revenues less cost of sales, to measure our financial performance. We believe gross margin is a meaningful metric because it provides insight on financial performance of our revenue streams without consideration of company overhead. When analyzing gross margin we compare actual gross margin to our internal projections for a given period and to prior periods to assess our performance.

Operating Income

We analyze our operating income, which we define as revenues less cost of sales and general and administrative expenses, to measure our financial performance. We believe operating income is a meaningful metric because it provides insight on profitability and true operating performance based on the historical cost basis of our assets. We also compare operating income to our internal projections for a given period and to prior periods.

Adjusted EBITDA and Adjusted EBITDA Margin

We view Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, as an important indicator of performance. We define Adjusted EBITDA as net income before interest expense, depreciation and amortization, equity-based compensation and income taxes, elimination of certain legacy expenses, amounts from a non-acquired business line and transaction related expenses and other items. Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to total revenues (which for the year ended December

31, 2016 were less revenues ($5,045) of a non-acquired business line). See “Prospectus Summary—Summary Historical Combined Financial Data” and “—Non-GAAP Measures” for more information and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Key Factors Affecting Our Business and Financial Statements

Ability to Capture New Contracts and Opportunities

Our ability to grow revenue and earnings is contingent on maintaining and increasing our market share, renewing existing contracts and obtaining additional contracts from proactive bidding on contracts with new and existing customers. We proactively work with existing customers ahead of contract end dates to secure contract renewals. We also leverage the embedded long-term nature of our customer relationships to obtain insight into and capture new business opportunities across our platform.

Seasonality of Business

Based on historic trends, we expect our operating results to vary seasonally. Nuclear power generators perform turnaround and outages in the off peak months where demand is lower and capacity is less constrained. As a result, our Nuclear Services offerings may have higher revenue volume in the spring and fall months. Weather can also have an impact on our business as the consumption of energy is seasonal and variations in normal weather patterns can influence energy demand and associated services. These variations can impact the regularity of our business performance, particularly within our Fossil Services offerings.

Project-Based Nature of Environmental Remediation Mandates

We believe there is a significant pipeline of ash ponds and landfills that will require remediation or closure in the future. Because of their scale and complexity, these environmental remediation projects are typically completed over longer periods of time. As a result, our revenues from these projects can fluctuate over time. Some of our revenues from projects are recognized using percentage of completion accounting for GAAP purposes. This method of revenue recognition is determined by estimating the percentage of completion on a job and the ultimate estimated gross profit margin on the job. Revenues booked may differ from revenue billed, sometimes resulting in costs and billing in excess of actual revenues. Because of the risks in estimating long term jobs, actual results may differ from these estimates.

Byproduct Recycling Market Dynamics

There is a growing demand for recycled coal ash across a variety of applications. Pricing of byproduct sales is driven by supply and demand market dynamics, in addition to the chemical and physical properties of coal ash. As demand increases for the end-products that use recycled coal-fired power generation waste byproducts (i.e. concrete for construction and infrastructure projects), the demand for recycled coal ash also typically increases. These fluctuations affect the relative demand for our Byproduct Sales offerings. In recessionary periods, construction and infrastructure spending and the corresponding need for concrete may decline. However, this unfavorable effect may be partially offset by an increase in the demand for recycled coal ash during a recessionary period given coal ash is more cost-effective than other alternatives.

Power Generation Industry Spend on Environmental Liability Management and Regulatory Requirements

The power generation industry has increased annual spending on environmental liability management. We believe this is the result of not only regulatory and consumer pressure, but also the industry’s increasing focus on environmental stewardship. Continued increases in spending on environmental liability management by our customers should result in increased demand for services across our platform.

Cost Management and Capital Investment Efficiency

Our main operating costs consist of labor and material costs and equipment maintenance. We maintain a focus on cost management and efficiency, including monitoring labor costs, both in terms of wage rates and headcount, along with other costs such as materials and equipment. We maintain a disciplined approach to capital expenditure decisions, which are typically associated with specific contract requirements. Furthermore, we strive to extend the useful life of our equipment through the application of a well-planned routine maintenance program.

How We Generate Revenues

The Environmental Solutions segment generates revenue through our Remediation and Compliance Services, as well as Byproduct Sales offerings. Our Remediation and Compliance Services offerings primarily consist of designing, constructing, managing, remediating, and closing ash ponds and landfills on customer-owned sites. Our Byproduct Sales offerings include the recycling of recurring and contracted volumes of coal-fired power generation waste byproducts, such as bottom ash, fly ash and gypsum byproduct, each of which can be used for various industrial purposes. Our platform of services is contracted for terms generally ranging from 18 months to five years, thereby reducing financial volatility. In excess of 90% of our services work is structured as time and materials, cost reimbursable or unit price contracts, which significantly reduces the risk of loss on contracts and provides gross margin visibility. Revenue from management contracts is recognized when the ash is hauled to the landfill or the management services are provided. Revenue from the sales of ash is recognized when it is delivered to the customer.

The Maintenance and Technical Services segment generates revenue through our Fossil Services and Nuclear Services offerings. Maintenance and Technical Services segment offerings are most closely associated with the ongoing operations of power plants, whether in the form of daily environmental management or required maintenance services (typically during planned outages). Our Fossil Services offerings focus on recurring and mission-critical management of coal ash for coal-fired power generation facilities to fulfill an environmental service need of our customers in handling their waste byproducts. Our Nuclear Services operations, which goes to market under the Allied Power brand name, consists of a broad platform of mission-critical professional, technical and craft services spanning the entire asset life cycle of a nuclear power generator. The services are performed on the customer’s site and the contract terms typically range between three to five years. Revenues are billed and paid on a monthly basis during the term of the contract. Our Nuclear Services revenues may experience spikes related to shutdowns of generators. This embedded partnership deepens customer connectivity and drives long-term relationships which are critical for the renewal of existing contracts, winning incremental business from existing customers at new sites and adding new customers. For example, over the last five years, we have achieved an approximately 90% renewal rate for contracts in our Fossil Services offerings up for renewal.

Costs of Conducting Our Business

The principal expenses involved in conducting our business are labor and material costs, most of which is included in cost of goods sold. Additionally, we have general and administrative expenses primarily comprised of sales and marketing expense. Expenses related to subcontracting and equipment are also key expenses in our business.

Basis of Presentation

Charah Solutions, Inc. was formed in January 2018, and has not and will not conduct any material business operations prior to the transactions described under “Corporate Reorganization,” other than certain activities related to this offering. The historical financial data presented herein for the year ended and as of December 31, 2016 is that of Charah, LLC, our predecessor for financial reporting purposes and, at March 31, 2018 and for the three months ended March 31, 2018 and 2017 and for the year ended and as of December 31, 2017 is that of Charah, LLC and Allied Power Management, LLC on a combined basis. Allied Power Management was formed in May 2017 and did not commence operations until July 2017. Our historical financial and operating information as of and for the year ended December 31, 2017 may not be comparable to the historical financial and operating information as of and for the year ended December 31, 2016. The historical combined financial information of our Predecessor is not indicative of the results that may be expected in any future periods. For more information, please see the historical combined financial statements and related notes thereto included elsewhere in this prospectus.

Factors Impacting the Comparability of Results of Operations

Public Company Costs

We expect to incur incremental, non-recurring costs related to our transition to a publicly traded and taxable corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

Corporate Reorganization

We were incorporated to serve as the issuer in this offering and have no previous operations, assets or liabilities. Charah Sole Member and Allied Sole Member will be contributed to us in connection with this offering as described under “Corporate Reorganization” and will thereby become our subsidiaries. As we integrate our operations and further implement controls, processes and infrastructure, it is likely that we will incur incremental selling, general and administrative expenses relative to historical periods. The corporate reorganization represents a reorganization of entities under common control, and as a result will not result in a change in accounting basis of our net assets.

Income Taxes

Charah Solutions, Inc. is a Subchapter C corporation under the Internal Revenue Code of 1986, as amended (the “Code”), and, as a result, will be subject to U.S. federal, state and local income taxes. Although the Predecessor Companies are subject to franchise tax at the state level (at less than 1% of modified pre-tax earnings), they have historically passed through their taxable income to their owners for U.S. federal and other state and local income tax purposes and thus were not subject to U.S. federal income taxes or other state or local income taxes. Accordingly, the financial data attributable to our Predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality other than franchise taxes. We estimate that Charah Solutions, Inc. would have been subject to U.S. federal, state and local taxes at a blended statutory rate of 38% of pre-tax earnings and would have incurred pro forma income tax expense of approximately $4.9 million for the year ended December 31, 2017. The historical tax rate used in connection with the pro forma income tax expense calculation for the year ended December 31, 2017 does not reflect the impact of recently enacted U.S. tax reform legislation, known as the “Tax Cuts and Jobs Act,” which reduces the federal corporate income tax rate from 35% to 21%, which generally became effective on January 1, 2018. We estimate that Charah Solutions, Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of 25% of pre-tax earnings and would have incurred pro forma tax expense for the three months ended March 31, 2018 of $0.2 million. The historical tax rate used in connection with the pro forma income tax expense calculation for the three months ended March 31, 2018 reflects the impact of U.S. tax reform.

Internal Controls and Procedures

We and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to the misapplication of GAAP in accounting for our deferred stock plan in effect in 2016 and ineffective controls over the financial statement close and reporting processes.

We also identified a significant deficiency related to our debt reconciliation process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

We are taking steps to remedy these material weaknesses and significant deficiency by establishing more robust processes supporting internal controls over financial reporting, including accounting policies and procedures and our engagement of consultants to assist management in determining and evaluating new accounting positions. We can give no assurance that these actions will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations.

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required in connection with this offering to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting beginning with our annual report for the year ended December 31, 2019. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Operations of Allied Power Management, LLC

Allied Power Management, LLC was formed in May 2017 and did not commence operations until July 2017. Our results of operations for the year ended December 31, 2017 reflect the results of Allied Power Management only from the commencement of its operations in July 2017. As a result, our historical financial and operating information as of and for the year ended December 31, 2017 may not be comparable to the historical financial and operating information as of and for the year ended December 31, 2016, and, similarly, our historical financial and operating information as of and for the three months ended March 31, 2018 may not be comparable to the historical financial and operating information as of and for the three months ended March 31, 2017.

Predecessor Results of Operations

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

The following table sets forth our Predecessor’s selected operating data for the three months ended March 31, 2018 and 2017. The successor column below represents the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through March 31, 2017 and the three months ended March 31, 2018 and the predecessor columns below represent the financial information of Charah, LLC for the period from January 1, 2017 through January 12, 2017, each as reflected in our unaudited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement. The dollar amount and percentage change information below reflects the difference between results in the three months ended March 31, 2018 as compared to the combined results for the period from January 1, 2017 through January 12, 2017 and the period from January 13, 2017 through March 31, 2017.

	Successor(1)		Predecessor(2)	Change
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	$	%
	(in thousands)
Revenue:
Environmental Solutions	$47,785	$47,856	$7,451	$(7,522)	(13.6)%
Maintenance and Technical Services	107,744	11,109	1,679	94,956	742.5%

Total revenue	155,529	58,965	9,130	87,434	128.4%
Cost of sales	136,430	43,235	7,301	85,894	170.0%

Gross profit:
Environmental Solutions	12,469	13,036	1,412	(1,979)	(13.7)%
Maintenance and Technical Services	6,630	2,694	417	3,519	113.1%

Total gross profit	19,099	15,730	1,829	1,540	8.8%
General and administrative expenses	14,382	6,516	3,170	4,696	48.5%

Operating income	4,717	9,214	(1,341)	(3,156)	(40.1)%
Interest expense	(4,131)	(1,055)	(4,181)	(1,105)	(21.1)%
Income from equity method investment	587	206	48	333	131.1%

Net income (loss)	1,173	8,365	(5,474)	(1,718)	(59.4)%
Less income attributable to non-controlling interest	(367)	(270)	(54)	(43)	(13.3)%

Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$806	$8,095	$(5,528)	$(1,761)	(68.6)%

Adjusted EBITDA(3)	$17,364	$15,427	$(422)	$2,358	15.7%

Adjusted EBITDA margin(3)	11.2%	26.2%	(4.6)%	(10.8)%	N/A

(1)	The successor columns represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through March 31, 2017 and the three months ended March 31, 2018 as reflected in our unaudited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)	The predecessor column represents the financial information of Charah, LLC for the period from January 1, 2017 through January 12, 2017 as reflected in our unaudited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(3)	Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a definition of Adjusted EBITDA and Adjusted EBITDA margin, as well as a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Measures” below.

Revenues. Revenues increased $87.4 million, or 128.4%, for the three months ended March 31, 2018 to $155.5 million from $68.1 million for the three months ended March 31, 2017. The increase in revenues by segment was as follows:

Environmental Solutions revenues. Environmental Solutions segment revenues decreased $7.5 million, or 13.6%, for the three months ended March 31, 2018 to $47.8 million from $55.3 million for the three months ended March 31, 2017. The decrease was primarily attributable to the completion of a large remediation and compliance job that ended mid-2017, offset by the net addition of new remediation and compliance contracts.

Maintenance and Technical Services revenues. Maintenance and Technical Services revenues increased $95.0 million, or 741.4%, for the three months ended March 31, 2018 to $107.8 million from $12.8 million for the three months ended March 31, 2017. The increase was primarily attributable to the addition of our Nuclear Services offerings.

Gross Profit. Gross profit increased $1.5 million, or 8.8%, for the three months ended March 31, 2018 to $19.1 million from $17.6 million for the three months ended March 31, 2017. As a percentage of revenue, gross profit was 12.3% and 25.8% for the three months ended March 31, 2018 and 2017, respectively. The increase in gross profit by segment was as follows:

Environmental Solutions gross profit. Gross profit for our Environmental Solutions segment decreased $2.0 million, or 13.7%, for the three months ended March 31, 2018 to $12.4 million from $14.4 million for the three months ended March 31, 2017. The decrease was primarily attributable to the completion of a large remediation and compliance job that ended mid-2017, offset by the net addition of new remediation and compliance contracts.

Maintenance and Technical Services gross profit. Gross profit for our Maintenance and Technical Services segment increased $3.5 million, or 113.1%, for the three months ended March 31, 2018 to $6.6 million from $3.1 million for the three months ended March 31, 2017. The increase was primarily attributable to the addition of our Nuclear Services offerings.

General & Administrative. General and administrative expense increased $4.7 million, or 48.5%, for the three months ended March 31, 2018 to $14.4 million from $9.7 million for the three months ended March 31, 2017. The increase was primarily attributable to $5.9 million of additional expense associated with our Nuclear Services offerings, including $3.5 million of non-recurring and non-operating legal costs (including legal costs associated with outstanding litigation as disclosed in Note 18 to our audited financial statements) and non-recurring startup costs, as disclosed in our Adjusted EBITDA calculation included herein.

Interest Expense. Interest expense, net decreased $1.1 million, or 21.1%, for the three months ended March 31, 2018 to $4.1 million from $5.2 million for the three months ended March 31, 2017. We incurred $4.1 million of costs associated with debt retirement in conjunction with BCP’s investment in us recorded during the period from January 1, 2017 through January 12, 2017. The three months ended March 31, 2018 had higher interest costs associated with the increase in our debt balances, offset by a $1.6 million gain on our interest rate swap.

Income from Equity Method Investment. Income from equity method investment increased $0.3 million, or 131.1%, for the three months ended March 31, 2018 to $0.6 million from $0.3 million for the three months ended March 31, 2017. The increase was primarily attributable to a price increase of the products sold through this joint venture.

Net Income. Net income decreased $1.7 million, or 59.4%, for the three months ended March 31, 2018 to $1.2 million from $2.9 million for the three months ended March 31, 2017. The decrease was primarily attributable to the increase in general and administrative costs noted above, offset by overall increased revenues and gross profit associated with our projects, including the addition of our Nuclear Services offerings.

Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA increased $2.4 million, or 15.7%, for the three months ended March 31, 2018 to $17.4 million from $15.0 million for the three months ended March 31, 2017, and our Adjusted EBITDA margin for the three months ended March 31, 2018 was 11.2%, a decrease of 10.8% from 22.0% for the three months ended March 31, 2017. For a definition of Adjusted EBITDA and the calculation of Adjusted EBITDA margin, as well as a reconciliation to the most directly comparable GAAP measure, see “—Non-GAAP Measures.”

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table sets forth our Predecessor’s selected operating data for the years ended December 31, 2017 and 2016. The successor column below represents the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 and the predecessor columns below represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017, each as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement. The dollar amount and percentage change information below reflects the difference between results in the year ended December 31, 2016 as compared to the combined results for the period from January 1, 2017 through January 12, 2017 and the period from January 13, 2017 through December 31, 2017.

	Successor(1)	Predecessor(2)		Change
	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016	$	%
	(in thousands)
Revenue:
Environmental Solutions	$232,581	$7,451	$218,051	$21,981	10.1%
Maintenance and Technical Services	188,658	1,679	47,017	143,320	304.8%

Total revenue	421,239	9,130	265,068	165,301	62.4%
Cost of sales	338,908	7,301	203,228	142,981	70.4%

Gross profit:
Environmental Solutions	64,433	1,412	51,282	14,563	28.4%
Maintenance and Technical Services	17,898	417	10,558	7,757	73.5%

Total gross profit	82,331	1,829	61,840	22,320	36.1%
General and administrative expenses	48,495	3,170	35,170	16,495	46.9%

Operating income	33,836	(1,341)	26,670	5,825	21.8%
Interest expense	(14,146)	(4,181)	(6,244)	12,083	193.5%
Income from equity method investment	816	48	2,703	(1,839)	(68.0)%

Net income (loss)	20,506	(5,474)	23,129	(8,097)	(35.0)%
Less income attributable to non-controlling interest	(2,190)	(54)	(2,198)	(46)	(2.1)%

Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	18,316	(5,528)	20,931	(8,143)	(38.9)%

Adjusted EBITDA(3)	$76,430	$(422)	$58,965	$17,043	28.9%

Adjusted EBITDA margin(3)	18.1%	(4.6)%	22.7%	(5)%	N/A

(1)	The successor column represents the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)

The predecessor columns represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(3)	Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a definition of Adjusted EBITDA and Adjusted EBITDA margin, as well as a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Measures” below.

Revenues. Revenues increased $165.3 million, or 62.4%, for the year ended December 31, 2017 to $430.4 million from $265.1 million for the year ended December 31, 2016. The increase in revenues by segment was as follows:

Environmental Solutions revenues. Environmental Solutions segment revenues increased $22.0 million, or 10.1%, for the year ended December 31, 2017 to $240.0 million from $218.1 million for the year ended December 31, 2016. The increase was primarily attributable to an increase in revenues from our Remediation and Compliance Services job sites in the amount of $26 million, partially offset by a reduction in revenue related to our non-acquired business line of $5 million.

Maintenance and Technical Services revenues. Maintenance and Technical Services revenues increased $143.3 million, or 304.8%, for the year ended December 31, 2017 to $190.3 million from $47.0 million for the year ended December 31, 2016. The increase was primarily attributable to the addition of our Nuclear Services offerings in the amount of $136 million, in addition to the net increase in revenue on Fossil Services projects of $7 million.

Gross Profit. Gross profit increased $22.3 million, or 36.1%, for the year ended December 31, 2017 to $84.2 million from $61.8 million for the year ended December 31, 2016. As a percentage of revenue, gross profit was 19.6% and 23.3% for the year ended December 31, 2017 and 2016, respectively. The increase in gross profit by segment was as follows:

Environmental Solutions gross profit. Gross profit for our Environmental Solutions segment increased $14.6 million, or 28.4%, for the year ended December 31, 2017 to $65.8 million from $51.3 million for the year end December 31, 2016. The increase was primarily attributable to an increase in gross profit from our Remediation and Compliance Services job sites and Byproduct Sales offerings in the amount of $13 million and the elimination of negative gross profit associated with our non-acquired business line of $2 million.

Maintenance and Technical Services gross profit. Gross profit for our Maintenance and Technical Services segment increased $7.8 million, or 73.5%, for the year ended December 31, 2017 to $18.3 million from $10.6 million for the year ended December 31, 2016. The increase was primarily attributable to the addition of our Nuclear Services offerings, in addition to the net increase in gross profit on Fossil Services projects.

General & Administrative. General and administrative expense increased $16.5 million, or 46.9%, for the year ended December 31, 2017 to $51.7 million from $35.2 million for the year ended December 31, 2016. The increase was primarily attributable to $18.9 million of additional expense associated with our Nuclear Services offerings, including $14.8 million of non-recurring and non-operating legal costs (including legal costs associated with outstanding litigation as disclosed in Note 18 to our audited financial statements included herein) and non-recurring startup costs, as disclosed in our Adjusted EBITDA calculation included herein.

Interest Expense. Interest expense, net increased $12.1 million, or 193.5%, for the year ended December 31, 2017 to $18.3 million from $6.2 million for the year ended December 31, 2016. We incurred $4.1 million of costs associated with debt retirement in conjunction with BCP’s investment in us recorded during the period from January 1, 2017 through January 12, 2017. During the period from January 13, 2017 to December 31, 2017, $6.1 million of debt issuance costs were expensed primarily due to the refinancing of our debt in October 2017. Additionally, we had higher interest costs associated with the increase in our debt balances in 2017.

Income from Equity Method Investment. Income from equity method investment decreased $1.8 million, or 68.0%, for the year ended December 31, 2017 to $0.9 million from $2.7 million for the year ended December 31, 2016. The decrease was primarily attributable to a reduction in ash volumes generated by the utility and available for sale by us.

Net Income. Net income decreased $8.1 million, or 35.0%, for the year ended December 31, 2017 to $15.0 million from $23.1 million for the year ended December 31, 2016. The decrease was primarily attributable to the increase in general and administrative costs noted above, along with an increase in interest expense, offset by overall increased revenues and gross profit associated with our projects, including the addition of our Nuclear Services offerings.

Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA increased $17.0 million, or 28.9%, for the year ended December 31, 2017 to $76.0 million from $59 million for the year ended December 31, 2016, and our Adjusted EBITDA margin for the year ended December 31, 2017 was 17.7%, a decrease of 5.0% from 22.7% for the year ended December 31, 2016.

For a definition of Adjusted EBITDA and the calculation of Adjusted EBITDA margin, as well as a reconciliation to the most directly comparable GAAP measure, see “—Non-GAAP Measures.”

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of income data for each of the nine quarters in the period ended March 31, 2018. The information for each of these quarters has been prepared on the same basis as our audited combined financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period. The column for the three months ended March 31, 2017 presents financial information for the periods January 1, 2017 through January 12, 2017 and from January 13, 2017 through March 31, 2017. The column for the year ended December 31, 2017 presents financial information for the period January 1, 2017 through January 12, 2017 and from January 13, 2017 through December 31, 2017.

	Three Months Ended (unless otherwise noted)
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	Year Ended December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	Year Ended December 31, 2017	March 31, 2018
	(in thousands)
Revenue	$57,477	$63,885	$72,189	$71,517	$265,068	$68,095	$74,404	$118,911	$168,959	$430,369	$155,529
Environmental Solutions	47,330	53,169	59,118	58,434	218,051	55,307	61,638	65,931	57,155	240,031	47,785
Maintenance & Technical Services	10,147	10,716	13,071	13,083	47,017	12,788	12,766	52,981	111,804	190,338	107,744
Gross profit	13,840	16,107	16,632	15,261	61,840	17,559	20,494	23,154	22,953	84,160	19,099
Environmental Solutions	11,322	15,141	13,157	11,662	51,282	14,449	17,504	18,683	15,209	65,845	12,469
Maintenance & Technical Services	2,518	966	3,475	3,599	10,558	3,110	2,989	4,471	7,744	18,315	6,630
Adjusted EBITDA	10,910	15,682	16,552	15,821	58,965	15,005	19,903	20,678	20,422	76,008	17,364
Adjusted EBITDA margin	19.3%	25.5%	23.1%	22.5%	22.7%	22.0%	26.8%	17.4%	12.1%	17.7%	11.2%

The following table presents reconciliations of Adjusted EBITDA to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP, along with our Adjusted EBITDA margin.

	Three Months Ended (unless otherwise noted)
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	Year Ended December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	Year Ended December 31, 2017	March 31, 2018
	(in thousands)
Net income (loss) attributable to Charah, LLC	$2,696	$6,508	$6,689	$5,038	$20,931	$2,567	$10,770	$1,057	$(1,606)	$12,788	$806
Interest expense	1,206	1,503	1,854	1,681	6,244	5,236	1,728	1,549	9,814	18,327	4,131
Depreciation and amortization	3,786	4,135	3,973	3,707	15,601	6,920	6,642	6,803	6,117	26,482	8,431
Elimination of certain non-recurring and non-operating legal costs(1)(2)	—	—	—	—	—	—	19	5,426	3,205	8,650	2,680
Elimination of certain non-recurring startup costs	—	—	—	—	—	—	447	3,464	2,256	6,167	793
Equity-based compensation	1,838	1,838	1,838	1,838	7,352	56	85	2,203	85	2,429	110
Elimination of legacy expenses(3)	262	1,018	835	1,795	3,910	—	—	—	—	—	—
Non-acquired business line(4)	1,111	627	1,085	945	3,768	—	—	—	—	—	—
Transaction related expenses and other items(5)	11	53	278	817	1,159	226	212	176	551	1,165	413

Adjusted EBITDA	$10,910	$15,682	$16,552	$15,821	$58,965	$15,005	$19,903	$20,678	$20,422	$76,008	$17,364
Adjusted EBITDA margin(6)	19.3%	25.5%	23.1%	22.5%	22.7%	22.0%	26.8%	17.4%	12.1%	17.7%	11.2%

(1)	For the three months ended March 31, 2018, represents non-recurring legal expenses associated with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017, and for the year ended December 31, 2017, represents non-operating and non-recurring legal expenses associated with the legal entity formation of Allied Power Management, LLC as well as legal expenses associated with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017. As a result, these costs will be non-recurring following the resolution of the APTIM litigation and are not representative of legal costs that we will incur from time to time in the ordinary course of our business.
(2)	Represents non-recurring start-up costs associated with the startup of Allied Power Management, LLC and our Nuclear Services offerings, including the setup of financial operations systems and modules, pre-contract expenses to obtain initial contracts and the hiring of operational staff. Because these costs are associated with the initial setup of the Allied business to initiate the operations involved in our Nuclear Services offerings, these costs are non-recurring in the normal course of our business.
(3)	Primary components include a change in charitable giving and other business expense policies associated with the BCP investment.
(4)	Non-acquired business line item adjusts for a legacy operation of Charah, LLC that was transferred to a stockholder of CEP Holdings in January 2017 prior to the BCP investment.
(5)	Transaction related expenses and other items include certain transaction expenses incurred in connection with the BCP investment and the SCB acquisition, as well as certain financing transaction expenses.
(6)	Adjusted EBITDA margin is a non-GAAP measure that represents the ratio of Adjusted EBITDA to total revenues (which for the year ended December 31, 2016 were less revenues ($5,045) of a non-acquired business line, consisting of $897, $2,268, $675 and $1,205 for the quarterly periods ending March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, respectively). We use Adjusted EBITDA margin to measure the success of our businesses in managing our cost base and improving profitability.

Seasonality

Based on historic trends, we expect our operating results to vary seasonally due to demand within our industry as well as weather conditions. For additional information on the effects of seasonality on our operating results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Seasonality of Business.”

Liquidity and Capital Resources

We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows generated by operating activities and borrowings under our Credit Facility. Depending upon market conditions and other factors, we may also have the ability to issue additional equity and debt if needed.

As described in “Use of Proceeds,” we intend to use approximately $        million of the net proceeds to repay amounts outstanding under the Term Loan and the remaining net proceeds for general corporate purposes. Please see “Use of Proceeds.” We believe that, following completion of this offering, our cash on hand, operating cash flow and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

Historically, our primary sources of liquidity have been cash flows from operations, borrowings under our credit facilities and equity provided by investors, including our management team and BCP. To date, our primary use of capital has been the funding of capital expenditures for the replacement and addition of equipment to continue ongoing operations and grow. As of March 31, 2018, we had approximately $9.3 million in cash.

Capital Requirements and Sources of Liquidity

Our 2018 capital budget is approximately $35 million, consisting primarily of equipment costs associated with performance and completion of our contracts, including replacement of dated and obsolete equipment. However, the amount and timing of these 2018 capital expenditures is largely discretionary and within our control. We could choose to defer or increase a portion of these planned 2018 capital expenditures depending on a variety of factors, including, but not limited to, additional contracts awarded above and beyond our projections, and/or the increase or decrease in the useful life of our equipment. As we pursue growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. Based upon the current industry outlook, following the closing of this offering and the consummation of the transactions described under “Corporate Reorganization,” we believe that our cash flow from operations, proceeds of this offering and borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, including the ability to maintain existing contracts, obtain new contracts and manage our operating expenses. The failure to achieve anticipated revenue and cash flows from operations could result in a reduction in future capital spending. We cannot assure you that operations and other needed capital will be available on acceptable terms or at all. In the event we make additional acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or seek additional capital. We cannot assure you that needed capital will be available on acceptable terms or at all.

Cash Flows

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

The following table sets forth our cash flows for the periods indicated. The successor columns below represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the three months ended March 31, 2018 and the period from January 13, 2017 through March 31, 2017, and the predecessor column below represents the financial information of Charah, LLC for the period from January 1, 2017 through January 12, 2017, each as reflected in our unaudited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.

	Successor(1)		Predecessor(2)	Change
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	$	%
	(in thousands)
Cash flows provided by (used in) operating activities	$4,225	$1,983	$(4,418)	$6,660	273.5%
Cash flows provided by (used in) investing activities	$(22,876)	$(2,734)	$—	$(20,142)	(736.7)%
Cash flows provided by (used in) financing activities	$(4,330)	$3,902	$4,463	$(12,695)	(151.8)%

Net change in cash	$(22,981)	$3,151	$45	$(26,177)	(819.1)%

(1)	The successor columns represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through March 31, 2017 and the three months ended March 31, 2018 as reflected in our unaudited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)	The predecessor column represents the financial information of Charah, LLC for the period from January 1, 2017 through January 12, 2017 as reflected in our unaudited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.

Operating Activities

Net cash provided by (used in) operating activities increased $6.7 million, or 273.5%, for the three months ended March 31, 2018 to $4.2 million from $(2.5) million for the three months ended March 31, 2017. The change in cash flows provided by (used in) operating activities is primarily attributable to the non-recurrence of an $18.9 million payment associated with the deferred stock plan in 2017 and an increase in accrued payroll of $15.2 million, offset by an $18.6 million decrease in cash resulting from the increase in trade accounts receivable and an $8.2 million decrease in cash resulting from the increase in costs and estimated earnings in excess of billing.

Investing Activities

Net cash provided by (used in) investing activities increased $20.1 million, or 736.7%, for the three months ended March 31, 2018 to $(22.9) million from $(2.7) million for the three months ended March 31, 2017. The change in cash flows provided by (used in) investing activities is primarily attributable to the $19.8 million used for business acquisitions, net of cash received.

Financing Activities

Net cash provided by (used in) financing activities decreased $12.7 million, or 151.8%, for the three months ended March 31, 2018 to $(4.3) million from $8.4 million for the three months ended March 31, 2017. The change in cash flows provided by financing activities is primarily attributable to the refinancing of debt and the acquisition of Charah by BCP, both of which occurred in the first three months of 2017.

Our working capital, which we define as total current assets less total current liabilities, totaled $16.6 million and $12.3 million at March 31, 2018 and December 31, 2017, respectively. This increase in working capital for the three months ended March 31, 2018 is primarily the result of a $9.2 million increase in costs and estimated earnings in excess of billings, an $8.0 million increase in trade accounts receivable (excluding accounts receivable acquired as part of our business acquisition) and a $4.0 million increase in deferred offering costs, primarily offset by a $15.7 million increase in accrued payroll and bonuses.

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

The following table sets forth our cash flows for the years indicated. The successor column below represents the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 and the predecessor columns below represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017, each as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.

	Successor(1)	Predecessor(2)		Change
	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016	$	%
	(in thousands)
Cash flows provided by (used in) operating activities	$57,792	$(4,418)	$8,351	$45,023	539.1%
Cash flows provided by (used in) investing activities	$(7,270)	—	$(15,885)	$8,615	54.2%
Cash flows provided by (used in) financing activities	$(19,304)	$4,463	$7,298	$(22,139)	(303.4)%

Net change in cash	$31,218	$45	$(236)	$31,449	13,325.8%

(1)	The successor column represents the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)	The predecessor columns represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.

Operating Activities

Net cash provided by operating activities increased $45.0 million, or 539.1%, for the year ended December 31, 2017 to $53.4 million from $8.4 million for the year ended December 31, 2016. The change in cash flows used in operating activities is primarily attributable to the increase in net change in working capital of $41 million and other items.

Investing Activities

Net cash used in investing activities decreased $8.6 million, or 54.2%, for the year ended December 31, 2017 to $7.3 million from $15.9 million for the year ended December 31, 2016. The change in cash flows used in investing activities is attributable to the elimination of a restricted cash requirement associated with one of our projects, an increase in purchases of property and equipment net of sales, and other investing cash outflows in 2016 that did not recur in 2017.

Financing Activities

Net cash provided by (used in) financing activities decreased $22.1 million, or 303.4%, for the year ended December 31, 2017 to $(14.8) million from $7.3 million for the year ended December 31, 2016. The change in cash flows provided by financing activities is attributable to net proceeds from loan financings of $114 million and capital contributions of $10 million, offset by distributions to members of $136 million.

Working Capital

Our working capital, which we define as total current assets less total current liabilities, totaled $12.5 and $64.7 million at December 31, 2017 and 2016, respectively. This decrease in working capital for the year ended December 31, 2017 is primarily the result of a $49.9 million reduction in our costs and estimated earnings in excess of billings, a $14.5 million increase in our billings in excess of costs and estimated earnings, a $13.2 million increase in accrued payroll and bonuses, a $11.0 million increase in current maturities of notes payable, offset by a $31.3 million increase in cash and a $18.9 million reduction in deferred compensation.

Our Debt Agreements

Credit Facility

On October 25, 2017, we entered into a credit agreement (the “Revolving Credit Agreement”) by and among us, the lenders party thereto from time to time and Regions Bank, as administrative agent (the “Administrative Agent”), providing for the Credit Facility, with a principal amount of up to $45.0 million aggregate principal amount. The Credit Facility permits extensions of credit up to the lesser of $45.0 million and a borrowing base that is calculated by us based upon a percentage of the value of our eligible accounts receivable and eligible inventory, and approved by the Administrative Agent. As of March 31, 2018, the borrowing base certificate delivered by us under the Credit Facility reflected a borrowing base as of such date of $25.4 million. Subject to certain customary conditions, we may elect to increase the aggregate revolving credit commitments to an amount not exceeding $65.0 million; provided no lender has any obligations to increase its own revolving credit commitment. As of March 31, 2018, we had no outstanding borrowings under the Credit Facility and $12.5 million in letters of credit under the Credit Facility with $12.8 million in revolving commitments available. The Credit Facility has a scheduled maturity date of October 25, 2022.

The interest rates per annum applicable to the loans under the Credit Facility are based on a fluctuating rate of interest measured by reference to, at our election, either (1) an adjusted London inter-bank offered rate (“LIBOR”) plus a 2.00% borrowing margin, or (2) an alternative base rate plus a 1.00% borrowing margin. Customary fees are payable in respect of the Credit Facility and include (1) commitment fees in an amount equal to 0.50% of the daily unused portions of the Credit Facility, and (2) a 2.00% fee on outstanding letters of credit. See “—Quantitative and Qualitative Disclosure About Market Risks—Interest Rate Risk” for more information.

The Credit Facility contains various representations and warranties and restrictive covenants that, among other things and subject to specified exceptions, restrict the ability of us and our restricted subsidiaries to incur indebtedness (including guarantees), grant liens, make investments, make restricted payments, make prepayments on other indebtedness, engage in mergers or change the nature of their business. In addition, if excess availability under the Credit Facility falls below the greater of 15% of the loan cap amount or $6.75 million, we will be required to comply with a minimum fixed charge coverage ratio of 1.0 to 1.0. The Credit Facility does not otherwise contain financial maintenance covenants.

The Credit Facility contains certain affirmative covenants, including reporting requirements, such as delivery of financial statements, certificates and notices of certain events, maintaining insurance, and providing additional guarantees and collateral in certain circumstances.

The Credit Facility includes customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

Term Loan

On October 25, 2017, we entered into a credit agreement (the “Term Loan Credit Agreement”) by and among us, the lenders party thereto from time to time and Credit Suisse AG, Cayman Islands Branch, as administrative agent (the “Administrative Agent”), providing for our Term Loan with an initial commitment of $250 million. The Term Loan provides that we have the right at any time to request incremental term loans up to the greater of (1) the excess, if any, of $25.0 million over the aggregate amount of all incremental Credit Facility commitments and incremental term loan commitments previously utilized, and (2) such other amount so long as such amount at such time could be incurred without causing the pro forma consolidated secured leverage ratio to exceed 3.25 to 1.00. The lenders under the Term Loan are not under any obligation to provide any such incremental commitments or loans and any such addition of or increase in commitments or loans are subject to certain customary conditions precedent.

The interest rates per annum applicable to the loans under the Term Loan are based on a fluctuating rate of interest measured by reference to, at our election, either (1) LIBOR plus a 6.25% borrowing margin, or (2) an alternative base rate plus a 5.25% borrowing margin.

The principal amount of the Term Loan will amortize at a rate of 7.5% per annum with all remaining outstanding amounts under the Term Loan due on the Term Loan maturity date. The Term Loan has a scheduled maturity date of October 25, 2024.

As of March 31, 2018, we had $245.3 million outstanding on borrowings under the Term Loan.

The Term Loan requires us to prepay its outstanding loans, subject to certain exceptions, with: (i) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of property by us or any of the restricted subsidiaries and 100% of the net cash proceeds from certain insurance and condemnation events with respect to our assets, subject to customary thresholds and reinvestment rights; (ii) a variable percentage of excess cash flow, ranging from 75% to 0% depending on our consolidated secured leverage ratio from time to time; and (iii) 100% of our and our restricted subsidiaries’ net cash proceeds from the issuance or incurrence of debt obligations for borrowed money not permitted under the Term Loan. We may voluntarily prepay outstanding loans under our Term Loan at any time subject to customary “breakage” costs with respect to LIBOR loans and subject to a prepayment premium of 1.00% in connection with certain customary repricing events that may occur within twenty-four months of October 25, 2017.

The Term Loan contains various representations and warranties and restrictive covenants that, among other things and subject to specified exceptions, restrict the ability of us and our restricted subsidiaries to incur indebtedness (including guarantees), grant liens, make investments, make restricted payments, make prepayments on other indebtedness, engage in mergers or change the nature of their business. In addition, we are required to comply with a maximum senior secured net leverage ratio of 5.00 to 1.00 beginning March 31, 2018, decreasing to 4.50 to 1.00 as of March 31, 2019 and further decreasing to 4.00 to 1.00 as of March 31, 2020 and thereafter.

The Term Loan contains certain affirmative covenants, including reporting requirements, such as delivery of financial statements, certificates and notices of certain events, maintaining insurance, and providing additional guarantees and collateral in certain circumstances.

The Term Loan includes customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

Equipment Financing Facilities

We have entered into equipment financing and capital lease arrangements with Caterpillar Financial Services Corporation and Stock Yards Bank to finance the lease or acquisition of certain equipment up to an aggregate principal amount for the two facilities of $30 million (the “Equipment Financing Facilities”). As of March 31, 2018, the aggregate amount of our obligations on the Equipment Financing Facilities was approximately $20.8 million. Each of the Equipment Financing Facilities includes non-financial covenants, and as of March 31, 2018, we were in compliance with these covenants in each of the agreements.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Credit Facility	—	—	—	—	—
Term Loan	250,000	18,750	37,500	37,500	156,250
Equipment Facilities	9,154	1,246	3,341	3,694	873
Operating lease obligations(1)	11,064	6,097	4,699	268	—

Total	$270,218	$26,093	$45,540	$41,462	$157,123

(1)	We lease equipment and office facilities under non-cancellable operating leases.

Non-GAAP Measures

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are not financial measures determined in accordance with GAAP. We define Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, equity-based compensation, elimination of certain legacy expenses, amounts from a non-acquired business line and transaction related expenses and other items. Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to total revenues (which for the year ended December 31, 2016 was less revenues ($5,045) of a non-acquired business line).

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful performance measures because they allow for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts are either non-recurring or can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. We use Adjusted EBITDA margin to measure the success for our business in managing our cost base and improving profitability. The following tables present reconciliations of Adjusted EBITDA to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP, along with our Adjusted EBITDA margin.

	Successor(1)		Predecessor(2)	Successor(1)	Predecessor(2)
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
			(in thousands)
Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$806	$8,095	$(5,528)	$18,316	$(5,528)	$20,931
Interest expense	4,131	1,055	4,181	14,146	4,181	6,244
Depreciation and amortization	8,413	6,157	763	25,719	763	15,601
Elimination of certain non-recurring and non-operating legal costs(3)	2,680	—	—	8,650	—	—
Elimination of certain non-recurring startup costs(4)	793	—	—	6,167	—	—
Equity-based compensation	110	56	—	2,429	—	7,352
Elimination of legacy expenses	—	—	—	—	—	3,910	(5)
Non-acquired business line	—	—	—	—	—	3,768	(6)
Transaction related expenses and other items(7)	413	64	162	1,003	162	1,159

Adjusted EBITDA	$17,364	$15,427	$(422)	$76,430	$(422)	$58,965
Adjusted EBITDA margin(8)	11.2%	26.2%	(4.6)%	18.1%	(4.6)%	22.7%

(1)	The successor columns represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through March 31, 2017, January 13, 2017 through December 31, 2017 and January 1, 2018 through March 31, 2018, as applicable, as reflected in our unaudited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(2)	The predecessor columns represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017 as reflected in our audited financial statements included elsewhere in this prospectus. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement.
(3)	For the three months ended March 31, 2018, represents non-recurring legal expenses associated with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017, and for the year ended December 31, 2017, represents non-operating and non-recurring legal expenses associated with the legal entity formation of Allied Power Management, LLC as well as legal expenses associated with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017. As a result, these costs will be non-recurring following the resolution of the APTIM litigation and are not representative of legal costs that we will incur from time to time in the ordinary course of our business.
(4)	Represents non-recurring start-up costs associated with the startup of Allied Power Management, LLC and our Nuclear Services offerings, including the setup of financial operations systems and modules, pre-contract expenses to obtain initial contracts and the hiring of operational staff. Because these costs are associated with the initial setup of the Allied business to initiate the operations involved in our Nuclear Services offerings, these costs are non-recurring in the normal course of our business.

(5)	Primary components include a change in charitable giving and other business expense policies associated with the BCP investment.
(6)	Non-acquired business line item adjusts for a legacy operation of Charah, LLC that was transferred to a stockholder of CEP Holdings in January 2017 prior to the BCP investment.
(7)	Transaction related expenses and other items include certain transaction expenses incurred in connection with the BCP investment and SCB acquisition, as well as certain financing transaction expenses.
(8)	Adjusted EBITDA margin is a non-GAAP measure that represents the ratio of Adjusted EBITDA to total revenues (which for the year ended December 31, 2016 were less revenues ($5,045) of a non-acquired business line). We use Adjusted EBITDA margin to measure the success of our businesses in managing our cost base and improving profitability.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. In connection with preparing our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expense and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time we prepare our combined financial statements. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our combined financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates.

Our significant accounting policies are discussed in our audited historical combined financial statements included elsewhere in this prospectus. We believe that the Company’s primary critical accounting policy is its policy regarding accounting for long term contracts. This policy is the most critical to fully understand and evaluate our reported financial results, and requires management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Revenue and Cost Recognition on Construction Contracts

Accounting for these contracts involves management judgment in estimating total contract revenue and cost. Contract revenues are largely determined by negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders and price adjustment clauses (such as inflation or index-based clauses). Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management judgment. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, and asset utilization. We have processes during which management reviews the progress and performance of our contracts. As part of this process, management reviews information including any outstanding key contract matters, progress toward completion and the related project timeline, and the related changes in estimates of revenues and costs. Anticipated losses on long-term contracts are recognized when such losses become evident. In 2017, we did not have any losses on long-term contracts.

Revenue from contract claims is recognized when invoiced. Revenue from contract change orders is recognized when it is probable that the change order will be approved, the amount can be reasonably estimated, and the work has been completed.

The asset, “Costs and estimated earnings in excess of billings” represents revenue recognized in excess of amounts billed on uncompleted contracts. The liability, “Billings in excess of costs and estimated earnings” represents billings in excess of revenue recognized.

Asset Acquisition and Business Combinations

On January 13, 2017, Charah Management LLC completed a transaction with Bernhard Capital Partners Management, LP, a previously unrelated third party. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. By the application of “push-down” accounting, Charah’s assets, liabilities and equity were accordingly adjusted to fair value. The fair value estimates used reflect our best estimates for the highest and best use by market participants.

On March 31, 2018, Charah Management LLC completed a transaction with SCB Materials International, Inc. and affiliated entities (SCB), a previously unrelated third party, pursuant to which Charah acquired certain assets and liabilities of SCB. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. For more information on the business combination, see Note 2 to our unaudited condensed combined financial statements included elsewhere herein.

Determining the fair value of these items requires management’s judgment, the utilization of independent valuation experts and involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items. The judgments made in the determination of the estimated fair value assigned to the assets acquired, the liabilities assumed as well as the estimated useful life of each asset and the duration of each liability, can materially impact the combined financial statements in periods after acquisition, such as through depreciation and amortization.

Goodwill

Goodwill represents the excess of the cost of an acquisition price over the fair value of acquired net assets, and such amounts are reported separately as goodwill on our combined balance sheets. Our total goodwill resulted from the application of “push-down” accounting associated with BCP’s January 2017 acquisition of a controlling equity position in Charah Management LLC and the acquisition of certain assets and liabilities of SCB Materials International, Inc.

Goodwill is not amortized, but instead is tested for impairment annually, as of October 31st of each year, or on an interim basis if events or circumstances indicate that the fair value of the goodwill has decreased below its carrying value.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we elect not to perform a qualitative assessment, we perform a quantitative assessment, or two-step impairment test, to determine whether a goodwill impairment exists at a reporting unit. The first step in our quantitative assessment identifies potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Fair value is typically estimated using an income approach. However, when appropriate, we may also use a market approach. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units’ expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported earnings. We then apply that multiple to the reporting units’ earnings to estimate their fair values. We believe that this approach may also be appropriate in certain circumstances because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value is computed using several factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them in our analysis. However, we believe our methodology for estimating the fair value of our reporting units is reasonable.

Stock Based Compensation

We account for the Series C interests as an equity-classified plan, in accordance with the fair value recognition provisions of Accounting Standards Codification (ASC) Topic 718. We utilize the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating (a) the volatility of our common stock price over the expected term, (b) the number of units that will ultimately not complete their vesting requirements (forfeitures) and (c) expected dividends. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amounts recognized on the combined statements of income.

The Charah Management Incentive Units vest ratably in each of the first five anniversaries of their grant date with vesting accelerated upon a change of control. The Charah Management Incentive Units were valued based upon a contingent claims analysis to allocate the total implied equity value as of the valuation date amongst the various equity securities classes, with breakpoints estimated considering relative seniority, liquidation preferences, and conversion features. An assumed volatility of 30% based upon a comparable public company analysis was used in the determination of fair value. No Charah Management Incentive Units will be outstanding following the completion of this offering and the reorganization transactions contemplated hereby.

The Allied Power Holdings Incentive Units vest immediately upon grant. The Allied Power Holdings Incentive Units were valued based upon a contingent claims analysis to allocate the total implied equity value as of the valuation date amongst the various equity securities classes, with breakpoints estimated considering relative seniority, liquidation preferences, and conversion features. An assumed volatility of 32.5% based upon a comparable public company analysis was used in the determination of fair value. No Allied Power Holdings Incentive Units will be outstanding following the completion of this offering and the reorganization transactions contemplated hereby.

Stock based compensation expense is recognized in general and administrative expenses.

Recent Accounting Pronouncements

Please see Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” to our Predecessor’s historical combined financial statements as of and for the years ended December 31, 2017 and 2016, included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company.

Quantitative and Qualitative Disclosure About Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Currently, our market risks relate to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Interest Rate Risk

As of March 31, 2018, we had $245.3 million of debt outstanding under the Term Loan and no outstanding borrowings under the Credit Facility, with a weighted average interest rate of 8.2%. A 1.0% increase or decrease in the weighted average interest rate would increase or decrease interest expense by approximately $2.5 million per year assuming a consistent debt balance. We currently have an interest rate cap in place with respect to outstanding indebtedness under our Term Loan that provides a ceiling on three month LIBOR at 2.5% for a notional amount of $150 million.

Credit Risk

While we are exposed to credit risk in the event of non-performance by counterparties, the majority of our customers are investment grade companies and we do not anticipate non-performance. We mitigate the associated credit risk by performing credit evaluations and monitoring the payment patterns of our customers.

Off-Balance Sheet Arrangements

We currently have no material off-balance sheet arrangements.

BUSINESS

Our Company

We are a leading provider of mission-critical environmental and maintenance services to the power generation industry. We provide on-site, essential services that enable our clients to continue operations and provide necessary electric power to communities nationwide. In 2017, we performed work at 51 coal-fired and nuclear power generation sites nationwide. We are the only service provider offering a suite of coal ash management and recycling, environmental remediation, and outage maintenance services. We also design and implement solutions for complex environmental projects (such as ash pond closures) and facilitate coal ash recycling through byproduct sales and other beneficial use services. We believe we are a partner-of-choice for the power generation industry due to our industry-leading quality, safety and compliance record, all of which are key criteria for our customers.

Since our founding, we have continuously anticipated our customers’ evolving environmental needs, increasing the number of services we provide and our embedded presence at their power generation facilities. Compared to service providers with more limited scope, our multi-service platform allows customers to gain efficiencies from sourcing multiple required offerings from a single, trusted partner.

We provide our services through two segments: Environmental Solutions and Maintenance and Technical Services. Our Environmental Solutions segment includes Remediation and Compliance Services, as well as Byproduct Sales. Remediation and Compliance Services is associated with our customers’ need for multiyear environmental improvement and sustainability initiatives, whether driven by proactive engagement, by power generation customers, by regulatory requirements or by consumer expectations and standards. Byproduct Sales supports both our power generation customers’ desire to profitably recycle recurring volumes of CCRs and our ultimate end customers’ need for high-quality, cost-effective raw material substitutes. Our Maintenance and Technical Services segment includes Fossil Services and Nuclear Services. Fossil Services is the recurring and mission-critical management of coal ash for coal-fired power generation facilities. Nuclear Services, which we market under the Allied Power brand name, includes routine maintenance, outage services, facility maintenance and staffing solutions for nuclear power generation facilities.

As a result of these unique offerings, the embedded nature of our on-site presence, and our track record of successful execution, we have built long-term relationships with leading U.S. utilities and independent power producers, including Duke Energy, Exelon Corporation, Dominion Energy, Inc., Dynegy Inc., and PPL Corporation, among others. In some cases, these relationships have spanned over 20 years. The national scale of our operational footprint is also a key differentiator, as many competitors are localized, focusing on a single geographic area (sometimes isolated to a single plant). We operate in 22 states, resulting in an overall footprint and density in key markets that we believe is difficult to replicate. Our national reach enables us to successfully pursue new business within our existing customer base and attract new customers while providing consistent quality, safety and compliance standards.

Our services platform is led by a senior executive team averaging over 30 years of industry experience and supported by a highly skilled labor force. The nature of our work requires employees, particularly our nuclear end market-related labor force, to have specialized skills, training and certifications in order for them to be allowed on-site at our customers’ facilities. Collectively, our focus on human capital management allows us to maintain and develop a labor force of highly qualified, well-trained personnel capable of handling our customers’ needs.

Market Opportunity

The U.S. power industry is composed of critical infrastructure providing essential power generation to communities nationwide. According to the U.S. Energy Information Administration, as of 2016, there were over

500 large-scale facilities in the U.S. with generation capabilities of at least 250 megawatts, including over 200 coal-fired plants and over 60 nuclear plants (representing 99 nuclear reactors). With near constant demand by consumers and industry on these baseload power providers, continuous operation of these facilities is critical with cost of downtime being both economic and reputational. To maintain continuous operations, these complex facilities have specialized and recurring environmental and maintenance service needs throughout their lifecycles. While pervasive across the entire power generation industry, these service needs are particularly significant for coal-fired and nuclear power plants given increasing environmental demands, the aging nature of the installed base and the characteristics of the feedstock required to power such facilities. Due to the breadth and nature of these needs, power plant operators typically do not possess these capabilities internally and instead outsource these mission-critical and often regulatory-driven requirements to a fragmented set of service providers. The continuous need for these specialized services is supported by a number of significant dynamics:

Coal and Nuclear Power Generation Will Remain Indispensable Energy Sources

According to the U.S. Energy Information Administration, as of September 2017, coal and nuclear power generation combined are expected to remain indispensable energy sources for decades, providing at least 1.6 trillion kilowatt hours of energy production annually through 2040. As of September 2017, coal and nuclear power generation combined accounted for approximately 50% of domestic U.S. energy generation and is expected to contribute a similar percentage annually for at least the next five years. By 2030, they are projected to still contribute approximately 40% of domestic U.S. energy generation. Although other energy generation sources, such as natural gas and renewables, are projected to make moderate gains on a percentage contribution basis, the aggregate demand for coal and nuclear power generation will remain robust. The combined coal and nuclear installed base is also deeply entrenched throughout the U.S. national power grid.

Coal-Fired Power Plants Have Significant and Recurring Environmental Management Needs Associated with Their Waste Byproducts

Coal-fired power plants consistently generate various waste byproducts throughout the power generation process. The primary type of these waste byproducts are coal combustion residuals, commonly known as coal ash. Coal combustion residuals come in various forms (including fly ash, bottom ash, and boiler slag) and are collected throughout the coal burning process. Although not considered a hazardous waste under RCRA, there are meaningful regulatory and reputational risks associated with the handling and disposal of coal ash. According to the American Coal Ash Association, more than 107 million tons of coal ash were generated in 2016. According to the EPA, in 2015 coal ash was one of the largest types of waste in the U.S. Coal ash management is mission-critical to the daily operations of power plants as they generally only have on-site storage capacity for three to four days of CCR waste accumulation. This requires continuous daily monitoring, handling, transportation, and disposal to enable ongoing power plant operation. As of December 2014, the EPA estimated that coal-fired utilities spend approximately $2.9 billion per year on coal ash management. Power plant operators typically engage specialized service providers to conduct this critical recurring activity on-site alongside their personnel operating the plant.

Large Installed Base of Legacy Coal Ash Disposal Ponds That Require Remediation

Collected coal ash is disposed of or beneficially used (recycled) in a range of applications. According to the American Coal Ash Association, as of 2016, approximately 44% of coal ash generated was disposed of. According to the EPA, approximately 80% of coal ash that was disposed of in 2012 was disposed of on-site in ash ponds or landfills, and the balance is transported and disposed of off-site at third-party landfills. For many years, coal-fired power plants relied on ash ponds as the primary disposal locations for waste byproducts. The vast majority of these older inactive and older existing ash ponds were designed and constructed without regulatory mandated design standards to prevent impact to the environment, and will require remediation or closure in the future. As of 2016, the American Coal Ash Association estimated that more than 1.5 billion tons of coal ash existed in ash ponds and landfills around the country. The EPA also estimates that, as of 2012, there were over 1,100 active and inactive on-site ash ponds and landfills requiring remediation or closure. These sites are typically very large (on average slightly over 120 acres) and will require significant capital from their owners as well as specialized environmental expertise to monitor on an ongoing basis, remediate, relocate the waste or completely close.

Recycling Waste Byproducts Is a Critical Component of the Coal Ash Value Chain

Coal ash can be recycled to produce positive environmental, economic and performance benefits such as reduced use of other natural resources, lower greenhouse gas emissions, and improved strength and durability of materials. According to the American Coal Ash Association, approximately 60 million tons of coal ash, or 56% of generated coal ash, was recycled in 2016. As of 2016, the leading recycled use of coal ash is as a direct and more economic substitute for cement during the production of concrete (approximately 15 million tons of CCRs, annually as of 2016). Also, according to the American Coal Ash Association, in 2018, more than half of all the concrete produced in the U.S. is made with coal ash and reduces greenhouse gas emissions equivalent to removing 2.5 million cars from the road every year. Coal ash recycling has compelling economic benefits as well. As of 2011, the American Road and Transportation Builders Association estimated that coal ash recycling would save approximately $105 billion over the next 20 years towards the cost to build roads, runways, and bridges. Additionally, there are technologies currently in development that improve the characteristics of certain types of coal ash, making them more viable for recycling purposes and ultimately increasing the addressable market of recyclable coal ash.

Routine Nuclear Reactor Maintenance Is Non-Discretionary, Specialized and Predictable

Given the scale, complexity and near-constant operational demands on power plants of all energy types, routine maintenance is critical to the ongoing functionality of each facility. Regardless of energy type, power generation facilities have similar planned outages and recurring maintenance needs. Without these regular maintenance outages, power plants cannot maintain operations and risk more costly, unplanned service interruptions. This dynamic is particularly true for nuclear power generation where baseload power demands are more acute than other energy sources. According to the U.S. Energy Information Administration, as of 2016, nuclear power represents 19% of total electricity generation in megawatt hours but only 9% of total electricity generation capacity in megawatts, resulting in the highest utilization rate of any energy source.

Recurring maintenance of nuclear reactors represents an attractive long-term market opportunity given the seasonal predictability of outages and expected longevity of nuclear power generation. Nuclear power plants typically run 24 hours a day, seven days a week over 12 to 24 month cycles with outages typically occurring during fall and spring. Since it is costly to take nuclear plants offline, plant outages are planned, contracted and announced far in advance and involve the completion of numerous maintenance services while offline (including inspections, repairs, maintenance, equipment replacement, facility modification, new construction and certifications). We estimate, based on our management’s experience and discussions with customers, our total addressable market for these services (including outsourced maintenance and capital needs) to be in excess of $5 billion annually. We believe this spend will increase over time as the nuclear reactor fleet continues to age and additional maintenance is required. Additionally, given the stringent safety requirements for the nuclear power industry, specialized licenses and training are required for on-site workforces, representing a considerable barrier to entry for prospective market participants.

Power Plant Operators Are Increasingly Focused on Environmental Stewardship and Regulatory Compliance

Power plant operators face increasing pressure from advocacy groups and their communities to manage the environmental risks associated with their operations and, therefore, the industry is increasingly focused on environmental stewardship. Due to the considerable potential consequences associated with environmental liabilities, spending on environmental liability management has increased over time and is expected to increase in the future.

Additionally, power plants are highly regulated by government environmental authorities, both at the federal and state level, which have recently added compliance requirements. A recent example is the CCR Rule. Passed in April 2015 by the EPA, the CCR Rule regulates the disposal of coal ash as a solid waste in response to two significant coal ash spills in Kingston, Tennessee and Eden, North Carolina which caused widespread environmental damage. The CCR Rule established new requirements for the closure and remediation of existing ash ponds as well as restrictions on the location of new ash ponds. The CCR Rule will result in significant incremental environmental management costs for many industry participants. As an example, Duke Energy, PPL Corporation, The Southern Company and Tennessee Valley Authority have stated they will spend over $11.7 billion combined on projects resulting from the CCR Rule through 2023. In addition, the power generation industry is proactively implementing environmental best practices across their assets, even when not yet required by law.

The Power Generation Industry Is Increasingly Requiring Larger Scale Environmental and Maintenance Service Providers

The mounting burden of environmental compliance, consistent need to maintain aging facilities, and the focus on continuous and safe plant operations has the power generation industry (coal-fired and nuclear utilities in particular) increasingly seeking larger scale outsourced service providers as partners that can provide a range of services on their behalf. To date, most prospective service providers either have narrow service offerings or a highly localized geographic focus (sometimes limited to a single plant). Few service providers offer a broad set of service capabilities with a track record of quality service, exceptional safety, exacting environmental standards and a reliable labor force. The market opportunity for a specialized environmental and maintenance platform that can offer such a range of capabilities to the industry is substantial.

Our Solution

We have established a leading platform of mission-critical environmental and maintenance services to the power generation industry. Led by a senior executive team averaging 30 years of experience, we execute with a singular focus on quality, environmental compliance, service reliability and safety for our customers. Since our founding, we have continuously anticipated our customers’ evolving environmental needs, increasing the number of services we provide and our embedded presence at their power plants. We view ourselves as partners in maintaining the continuous operations of power plants and delivering a range of critical services, including turn-key CCR management and recycling, environmental remediation, and maintenance services. Our differentiated approach has resulted in managing approximately 11% of the CCR management market (based on tons of CCR generated annually) and servicing 23 of the 99 operating nuclear reactors in the U.S.

Charah delivers these best-in-class services via two business segments:

•	Environmental Solutions. Our Environmental Solutions segment includes Remediation and Compliance Services, as well as Byproduct Sales offerings. Remediation and Compliance Services is associated with our customers’ need for multiyear environmental improvement and sustainability initiatives, whether driven by proactive engagement by power generation customers, by regulatory requirements or to meet consumer expectations and standards. Byproduct Sales supports both our power generation customers’ desire to profitably recycle recurring volumes of CCRs and our ultimate end customers’ need for high-quality, cost-effective raw material substitutes.

•	Maintenance and Technical Services. Our Maintenance and Technical Services segment includes Fossil Services and Nuclear Services offerings. Fossil Services is the recurring and mission-critical management of coal ash for coal-fired power generation facilities. Nuclear Services, which we market under the Allied Power brand name, includes routine maintenance, outage services, facility maintenance and staffing solutions for nuclear power generation facilities. Our Maintenance and Technical Services segment offerings are most closely associated with the ongoing operations of power plants, whether in the form of daily environmental management or required maintenance services (typically during planned outages).

As a result of this unique offering and commitment to strict safety and environmental standards, we have built long-term relationships with leading U.S. utilities and independent power producers. In some cases, these relationships have spanned over 20 years. We are a trusted partner and our team is embedded with the customer on-site to handle its most critical operational needs. Our employees and corresponding service expertise are necessary to customers’ daily operations, maintenance and environmental compliance requirements. Without these mission-critical services, our customers would not be able to provide essential power generation to communities nationwide.

Our Strengths

We believe our platform has become a leader in environmental and maintenance services to the power generation industry. Our strengths that support our leading position include:

Industry Leading Quality, Safety and Compliance

We believe we are a partner-of-choice for customers due to our reputation as a leader in quality, safety and compliance. Utilities and independent power producers are generally risk-averse and focus on strong environmental and safety considerations as key factors for awarding on-site service provider contracts. We believe our reputation for and dedication to quality, industry-leading safety record and adherence to environmental compliance standards provide a distinctive competitive advantage and differentiates us from many of our competitors. Supported by our team of in-house compliance experts, we have developed trusted relationships and credibility with regulatory agencies. We pride ourselves on being a reliable partner consistently delivering high-quality, efficient and on-time service.

These attributes are key contributors to our leading market share positions. Our leading positions are favorable for potential new business as customers recognize the value of engaging a best-in-class partner.

Broad Platform of Mission-Critical Environmental and Maintenance Services

Our broad platform of essential environmental and maintenance services has enabled us to become a leading service provider to our power generation customers. In our end markets, we are the only service provider offering a suite of CCR management and recycling, environmental remediation and outage maintenance services. Compared to service providers with more limited scope, our platform allows our customers to gain efficiencies and reduce the number of vendors on their sites by sourcing multiple required offerings from a single, trusted partner.

The national scale of our operational footprint is also a key differentiator as many of our competitors are localized, focusing on a single geographic area (sometimes isolated to a single plant). We operate in 22 states across the country, resulting in an overall footprint and density in key markets that we believe is difficult to replicate. Our national reach enables us to successfully pursue new business within our existing customer base and attract new customers while providing consistent quality, safety and compliance standards.

Long-Term Partnerships with Leading Power Generators

Our customers are some of the largest power generation companies in the U.S., including Exelon Corporation, Duke Energy Corporation and Dominion Energy, Inc. Given the essential nature of our services, our on-site personnel become integrated into the daily procedures of each facility, seamlessly working with utility employees to provide uninterrupted operations. This co-location and integration into the daily operations results in direct relationships with key decision makers at every level within our customers’ organizations. This embedded partnership deepens customer connectivity and drives longer customer tenure. In some cases, these relationships have spanned over 20 years. As an example, LG&E and KU, which are currently owned by PPL, have been customers for 21 years, and members of our management team have provided mission-critical services to Exelon Corporation for over 15 years. These long-term relationships led to Exelon entrusting us with the outage maintenance needs across their nuclear fleet. We have also demonstrated the ability to grow our service offerings with a single customer. We first provided Duke Energy Corporation with Byproduct Sales in 2001 at two plants and now provide all of our coal-related services across nine of their plants. These long-term relationships are critical for the renewal of existing contracts, winning incremental business from existing customers at new sites, and adding new customers. For example, over the last five years, we have achieved an approximately 90% renewal rate for contracts in our Fossil Services offerings up for renewal.

Given the essential nature of our services, our on-site personnel become integrated into the daily procedures of each facility, seamlessly working with utility employees to provide uninterrupted operations. Since we are co-located and integrated into the daily operations at customer sites, our on-site presence results in direct relationships with key decision makers at every level. This embedded partnership deepens customer connectivity and provides greater visibility into future revenue and pipeline. Long-term contracts across our service offerings also enhance the longevity of our customer relationships. Our contracts generally range from 18 months to five years and we are often the sole service provider.

Innovative Solutions to Our Customers’ Environmental Challenges

Our customers regularly face complex, large-scale environmental challenges that require bespoke, technical solutions. We believe we have a proactive and differentiated approach to solving these challenges. Our internal technical and engineering experts have developed deep domain knowledge and capabilities in environmental remediation and beneficial use as a result of our long-term and significant experience in the sector. We believe this credibility, combined with an entrepreneurial mindset, enables us to source market opportunities not readily available to our competitors.

As an example, we demonstrated this innovative approach for a major reclamation project at the Asheville Regional Airport in North Carolina. In the course of remediating an ash pond on-site at a nearby coal power plant, we had the vision to beneficially use that ash as structural fill underneath a newly constructed taxiway at the airport. Our engineers designed a state-of-the-art, highly engineered structural fill system to capture the ash in an environmentally sound way. Asheville Regional Airport saved approximately $12 million by using coal ash instead of traditional materials and approximately 4 million cubic yards of coal ash from an ash pond was beneficially used. We believe this innovative thinking, coupled with new technologies and processes, generates additional value for our customers and stockholders.

Favorable Contract Dynamics Drive Predictable Financial Model

The contracted nature of our business and depth of our customer relationships provides significant visibility into both revenues and earnings, reflecting the predictable operations of our customers. Our platform of services is contracted for terms generally ranging from 18 months to five years, thereby reducing financial volatility. In excess of 90% of our services work is structured as time and materials, cost reimbursable or unit price contracts, which significantly reduces the risk of loss on contracts and provides gross margin visibility. At the beginning of 2017, 67% of our budgeted revenue for the year was already contracted, not including our Nuclear Services offerings that commenced operations in June 2017, which had 100% of its budgeted revenues contracted. The vast majority of our customers have investment-grade credit ratings, and we have never experienced a payment issue with a client. In addition, because our capital expenditures are tied to specific, known contracts and are typically financed, we also have attractive and predictable free cash flow generation.

Entrepreneurial Management Team Supported by Highly Skilled Labor Force

We are led by an experienced management team with an entrepreneurial mindset and keen focus on safety and customer service. Our senior executive team consists of industry veterans averaging over 30 years of industry experience, helping us provide high-quality operational execution and solidify long-term customer relationships. In addition to a commitment to develop internal talent, we have made key strategic external hires to further deepen our expertise. Our entrepreneurial mindset drives us to constantly search for new ways to maximize relevance to customers and develop innovative solutions.

Our customers have unique certification and training requirements for the service providers they allow on-site. Our ability to hire, develop and retain a highly skilled labor force with specialized skills, training and certifications is a key differentiator in the sector. We also have a dedicated team of in-house professionals that focus exclusively on training, certification, and mentorship. As part of our commitment to safety and compliance, each of our on-site employees must complete a unique, rigorous training program. We train our managers to lead from the frontline and to share, involve and support their teams. Our ability to nimbly staff large-scale projects is also critical. For example, within our Nuclear Services offering, we have the proven ability to quickly ramp up to in excess of 5,000 employees to align with our customers’ outage schedules and service their planned maintenance needs. Collectively, our human capital management allows us to maintain and develop a labor force of highly qualified, well-trained personnel capable of handling our customers’ needs.

Our Growth Strategy

Expand Market Share by Capitalizing on the Significant Environmental and Maintenance Needs of Power Generation Customers

We believe we have a strong growth opportunity in the near-term as U.S. coal-fired power generation facilities continue to remediate and close ash ponds and landfills. These projects are triggered as coal power plant operators preemptively manage environmental liabilities, comply with regulatory requirements (at the local, state and federal level) and work to meet consumer standards for environmental sustainability. We estimate a $3 billion pipeline of near-term remediation and closure projects in the next three years. We estimate there are over 1,000 remaining ash ponds and landfills, substantially all of which remain to be remediated today, and that customer spending for our core services, including ash pond and landfill remediation, will increase significantly over the next three to five years and remain at elevated levels thereafter. We believe spending on coal ash management will increase as well due to our customers’ increased focus on environmental stewardship. Additionally, we believe the market for mission-critical maintenance services in the nuclear power generation market is large and growing. We estimate that the annual pipeline of near-term addressable projects for our nuclear-related business is $2.2 billion, comprised of $1.5 billion in capital projects and $700 million in Nuclear Services. We expect this market opportunity to grow over time as the nuclear reactor fleet continues to age and additional maintenance is required.

Continue to Grow On-Site Services Revenue by Expanding Environmental and Maintenance Offerings

We believe our broad platform of environmental and maintenance services is a competitive differentiator and therefore continuing to enhance the breadth of services offered to our existing customers is a key growth opportunity. We are a trusted partner and our team is embedded with the customer on-site to handle its most critical operational needs. As a result, we are well-positioned to identify relevant, attractive service offerings to add to our portfolio. We believe opportunities exist across our platform in waste byproduct management, recycling, environmental remediation and maintenance services. We believe our customers will continue to find value in a full-service platform and source incremental services from us as an existing, on-site, trusted partner.

Leverage New and Existing Customer Relationships to Maximize Fleet-Wide Opportunities

Given the breadth of our service offering, the trend among our customers to consolidate service providers, and our access to our customers’ senior decision makers, we believe we are well-positioned to grow our market share with current customers by providing our existing services to other coal-fired and nuclear power plants within their fleets. We currently provide services at 45 of the 280 large-scale facilities in the U.S., which we define as larger than 250 megawatts, representing an approximately 16% penetration rate. We see an opportunity to increase this percentage meaningfully. We will also seek to generate business with new utility customers, aiming ultimately to compete fleet-wide across their power plant footprints as well. We see similar opportunities in international geographies.

Invest in Innovative Technologies, Processes and Solutions

We believe investments in new technology and processes present opportunities to provide higher-margin offerings while also improving the environment. The embedded nature of our operations gives us a superior understanding of unique customer problems allowing us to deploy innovative solutions. We believe there are opportunities for technological innovation in environmental compliance and stewardship. For example, our recently announced acquisition of SCB provided two new technologies for incremental beneficiation of coal ash and other industrial byproducts. We hope these innovative technologies will allow us to optimize our traditional fly ash sales & distribution, enter new markets for our products, and provide cleaner, environmentally friendly solutions to our customers. We intend to continue to invest in additional technologies and other process that expand our portfolio of solutions and further establish us as an innovator in our industry.

Enhance Our Platform via Disciplined Acquisitions

We believe we can utilize a focused acquisition strategy to add adjacent capabilities and services and enhance stockholder value. This strategy could enable us to add technical expertise, expand into new geographies and gain new customers. We intend to focus on environmental and industrial services, processes and technologies that support our existing capabilities and customer needs. We believe our national scale and market leadership make us a natural consolidator, particularly in our highly fragmented industry. We have established a disciplined approach to identify acquisition targets with a core focus on growth, cash flow and return on investment.

Our Services

We deliver best-in-class service offerings and solutions to the power generation industry through two business segments: Environmental Solutions and Maintenance and Technical Services.

Environmental Solutions

Our Environmental Solutions segment includes Remediation and Compliance Services and Byproduct Sales offerings. We are a trusted partner with our Environmental Solutions customers and are a leader in providing safe and quality environmental services to the power generation industry. We have over 30 years of experience in constructing, operating and managing structural fill projects for coal-fired utilities and assisting coal-fired utilities in beneficially using waste byproducts.

•	Remediation and Compliance Services. Our Remediation and Compliance Services offerings primarily include environmental management of landfills for coal-fired power generation facilities and of new and existing ash ponds (particularly remediation mandates). Service offerings cover all aspects of new and existing active pond management including: clean closure, cap-in-place and design and construction of new ponds. Additional service offerings cover all aspects of the landfill development, construction and management process. Our remediation and compliance services teams can also provide site evaluation and characterization; preliminary design and cost estimates with life-cycle analysis; hydrogeological assessments; groundwater and containment modeling; permit application and processing for expansions and greenfield sites; design engineering; construction of landfills and cap and cover systems; conversion of impoundments to landfill sites; quality assurance and quality control and documentation; engineered fills (offsite) and other related services.

•

Byproduct Sales. Our Byproduct Sales offerings include the recycling of recurring and contracted volumes of coal-fired power generation waste byproducts, such as bottom ash, fly ash and gypsum byproduct, each of which can be used for various industrial purposes. These waste byproducts can be used in the production of concrete products and other applications. Our dedicated waste byproduct sales and marketing team has a national presence and works with many of the nation’s largest power generators to identify opportunities to improve each customer’s long-term position in the market for sales of coal-fired waste byproducts while providing concrete producers with the consistent fly ash sourcing they need. With a variety of different coal sources being utilized across the power generation industry, we evaluate, process and market the different bottom ash products in order to achieve the highest value for a given market area.

Maintenance and Technical Services. Our Maintenance and Technical Services segment includes Fossil Services and Nuclear Services offerings. Maintenance and Technical Services segment offerings are most closely associated with the ongoing operations of power plants, whether in the form of daily environmental management or required maintenance services (typically during planned outages). Our on-site personnel become integrated into the daily procedures of each facility, seamlessly working with utility employees to provide uninterrupted operations. Since we are co-located and integrated into the daily operations at customer sites, our on-site presence results in direct relationships with key decision makers at every level.

•	Fossil Services. Our Fossil Services offerings focus on recurring and mission-critical management of coal ash for coal-fired power generation facilities to fulfill an environmental service need of our customers in handling their waste byproducts. Coal ash management is mission-critical to the daily operations of power plants as they generally only have on-site storage capacity for three to four days of CCR waste accumulation. These services include silo management, on-site ash transportation, landfill management and capture and disposal of ash byproduct from coal power operations. These operations cover management of a wide variety of combustion byproducts including bottom ash, flue gas desulfurization gypsum disposal, Pozatec/fixated scrubber sludge disposal and fluidized bed combustion fly ash disposal. We coordinate all aspects of the ash management operation, from processing and screening for sales to facilitating an economical disposal.

•	Nuclear Services. Our Nuclear Services operations, which goes to market under the Allied Power brand name, consists of a broad platform of mission-critical professional, technical and craft services spanning the entire asset life cycle of a nuclear power generator. Our Nuclear Services offerings include routine maintenance, outage services, facility maintenance and staffing solutions for nuclear power generation facilities, and we are focused on expanding these offerings to include specialty welding, valve repairs, reactor and turbine support and specialty engineering, among other services. Additionally, our staffing services and solutions include professional, technical and craft staffing; managed and turnkey staffing solutions; and staff recruitment and oversight services. A substantial portion of our Nuclear Services operations are driven by scheduled nuclear maintenance outages, which are typically planned for every 12 to 24 months.

Safety Record

Utilities and independent power producers are generally risk-averse and focused on strong environmental and safety considerations as key factors for awarding on-site service provider contracts. We believe our strong safety record provides a distinct competitive advantage. We have developed trusted relationships and credibility with regulatory agencies and utilities over the past 30 years due to our long-standing safety record supported by an experienced team of in-house safety and regulatory compliance professionals. As a result of this demonstrated performance and adherence to safety standards, we have never experienced a material safety violation related to the service of our customers.

Safety is integral to our culture and our results, and is one of our core values. We believe we operate under the strictest safety standards and are dedicated to maintaining a safe working environment. Our dedicated in-house team of over 20 safety professionals develop and train our employees and subcontractors to not only perform their jobs safely but also to proactively contribute to a safe workplace. This expert team includes highly trained professionals who are accredited Occupational Safety and Health Administration (“OSHA”) trainers, along with full-time transportation specialists in both over-the-road and rail operations.

Furthermore, we endorse the United States Nuclear Regulatory Commission’s Safety Culture Policy Statement with respect to our services provided to nuclear utilities, which includes a list of nine traits further defining a positive safety culture: leadership safety values and actions; problem identification and resolution; personal accountability; work processes; continuous learning; environment for raising concerns; effective safety communications; respectful work environment; and questioning attitude. Given the inherent stringent safety requirements surrounding the nuclear power industry, specialized licenses and training are required for all employees.

We recognize the unique safety issues related to working with our utility industry partners. Our Engineering, Environmental and Quality Group has the expertise and experience to ensure our operations are compliant with local, state and federal regulations and exceed customary safety standards in our industry.

Sales and Marketing

We believe our dedicated sales team has built successful and long-term relationships with the nation’s largest power generators, and we believe we can leverage the deep relationships and strong operational track record we have built to broaden our on-site presence and deepen client partnerships. We will also seek to generate business with new power generation customers, aiming ultimately to compete enterprise-wide across their power plant footprints as well. Through close contact with utility management and personal relationships developed on a daily basis by our network of embedded field team of regional manager and site managers, we believe we are able to understand our customers’ needs to quickly respond to their next project needs and provide creative solutions. Our team of professionals includes professional engineers, experienced site managers and seasoned estimators who strive to be detailed, accurate and upfront, allowing us to minimize contract modifications after the work begins. We employ what we refer to as a “zippered” organization approach to customer service and marketing, with relationships up and down the organization. By structuring the organization around our customers’ needs through this unique network of regional field operations managers, we ensure that projects are completed on time and on budget and, additionally, are able to quickly recognize opportunities to cross-sell and market our services.

Customers

We have leveraged our long-term, strong relationships to become a preferred provider to many of the largest power generation companies in the U.S. In 2017, we performed work at 51 plants for more than 20 “blue-chip” utilities across 22 states including AEP Energy, Inc., Ameren Corporation, Big Rivers Electric Corporation, Dominion Energy, Inc., Duke Energy, Dynegy Inc., Exelon Corporation, Hoosier Energy Rural Electric Cooperative, Inc., NRG Energy, Inc., PPL Corporation and Southern Company. The majority of our power generation clients are investment grade. For the years ended December 31, 2016 and 2017, Duke Energy accounted for more than 10% of our revenue, and for the year ended December 31, 2017, both Duke Energy and Exelon each accounted for more than 10% of our revenue. No other major customer accounted for more than 10% of our revenue during this period. If one of these major customers decided to stop purchasing our services, revenue could decline and our operating results and financial condition could be harmed.

We are party to two master contract agreements for on-site construction services and a master contract agreement for large ash project services with certain subsidiaries of one Duke Energy. Each master contract agreement contains general terms and conditions, specifies payment terms, audit rights and insurance requirements and allocates certain operational risks through indemnity and similar provisions for services rendered at over 10 Duke Energy plants. The specific terms of each request for materials or services from Duke Energy are typically set forth in purchase orders that we enter into from time to time. The decision makers for the purchase orders are typically separate individuals at each of the plants we service. Additionally, we are party to a master terms and conditions agreement for the purchase of materials and services from time to time by subsidiaries of Exelon. This master terms and conditions agreement provides general terms and conditions governing two blanket agreements with Exelon for the routine provision of Nuclear Services and staff augmentation services across 14 sites representing 23 nuclear reactors.

Joint Ventures and Contractual Arrangements

Ash Venture Joint Venture

In December 2013, we organized Ash Venture LLC, a North Carolina limited liability company (“Ash Venture”) which provides ash management and marketing services to the utility industry. Ash Venture is a joint venture between Charah, LLC and an unrelated third party. Charah, LLC owns 67% and the third party owns 33% of Ash Venture.

Equity Method Investment

In January 2016, we organized a joint venture with an unrelated third party, which markets and sells fly ash to the ready-mix concrete market. We account for the joint venture under the equity method. Charah, LLC and the third party each own 50% of the joint venture.

Competition

The power and environmental services industries are highly fragmented with a limited subset of competitors maintaining a national presence, few of which offer the same spectrum of services we provide through our Environmental Solutions and Maintenance and Technical Services segments. Our competitors consist of a combination of large environmental and waste management businesses, as well as hundreds of local, regional companies with limited service areas, typically servicing only one to three sites each. The highly fragmented and regional nature of our industry has produced a limited number of competitors with national scope.

We are the only service provider offering a suite of CCR management and recycling, environmental remediation and outage maintenance services. While some competitors are significantly engaged in one of the core areas in the power or environmental services value chain, many have limited or no engagement in the majority of our core areas.

Seasonality

Based on historic trends, we expect our operating results to vary seasonally due to demand within our industry as well as weather conditions. For additional information, on the effects of seasonality on our operating results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Seasonality of Business.”

Risk Management and Insurance

The nature of our business exposes us to the risk of liabilities arising out of our operations, including possible damages to the environment. Such potential liabilities could involve, for example, claims for remediation costs, personal injury, property damage and damage to the environment, including natural resources, claims of employees, customers or third parties for personal injury or property damage occurring in the course of our operations, or claims alleging negligence or other wrongdoing in the planning or performance of work. We also could be subject to fines and civil and criminal penalties and other sanctions in connection with alleged violations of regulatory requirements which could be significant. We maintain general liability, contractor’s pollution liability policies (as well as additional pollution and remediation policies as needed), vehicle liability, employment practices liability, fiduciary liability, directors’ and officers’ liability, workers’ compensation and employer’s liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. We also carry property insurance. Although we try to operate safely and prudently and we have, subject to limitations and exclusions, substantial liability insurance, we cannot assure you that we will not be exposed to uninsured liabilities that could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Regulation

Our utility customers involved in coal-based and nuclear-based power generation are subject to various federal, state and local environmental laws and regulations. Our operations and services for our utility customers are subject to many of the same environmental laws and regulations that govern the host utility site. These environmental laws and regulations, among other things, impose limits on the discharge of pollutants to the air and water and establish requirements for the treatment, storage and disposal of solid and hazardous materials, remediation of releases of hazardous substances and reclamation of land. Compliance with the applicable environmental laws and regulations adds to the cost of doing business. Moreover, in order to establish and operate power plants and collect, transport and manage CCRs, we and our customers have obtained various federal, state and local environmental permits and must comply with these permits or processes and procedures approved by regulatory authorities. Any failure to comply with these laws or regulations, permits or processes and procedures could result in the issuance of substantial fines and penalties or other sanctions and may cause us (or our customers) to incur environmental or reclamation liabilities or subject us (or our customers) to third-party claims.

The operations of our Maintenance and Technical Services segment offerings are usually performed onsite at the host utility power plant and as such, the utility holds permits for our operational activities performed onsite. At facilities that we own, we secure the permits.

In spite of safeguards, our operations entail risks of regulatory noncompliance or releases of hazardous substances that could create an environmental liability.

Regulations Affecting Our Maintenance and Technical Services Segment

The Fossil Services offerings provided in our Maintenance and Technical Services segment are subject to several environmental laws and regulations that have the potential to increase operating costs and give rise to increased risk of regulatory noncompliance and environmental liabilities.

•	Resource Conservation and Recovery Act. RCRA, as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop solid and hazardous waste programs. In 1991, the EPA issued final regulations under Subtitle D of RCRA, which set forth minimum federal performance and design criteria for solid waste landfills. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the Subtitle D standards. The CCR Rule regulates the disposal of CCRs under Subtitle D of RCRA as non-hazardous wastes, as discussed below.

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EPA Coal Combustion Residuals Rule. As a CCR, coal ash had previously been largely exempted from regulation under RCRA by the “Bevill amendment” and therefore was subject to state solid waste regulations. However, after a major spill at a Tennessee Valley Authority site in Tennessee in 2008, EPA began a rulemaking process to regulate CCRs. That process ended with the April 17, 2015 publication of the CCR Rule to regulate the disposal of CCRs, including fly ash, bottom ash and flue gas desulfurization products generated at coal-fired power plants. The CCR Rule, among other things, regulates CCRs as non-hazardous waste and imposes new standards for location, groundwater monitoring and dam stability on surface impoundments and requires long-term monitoring of existing and new surface impoundments and landfills facilities. The CCR Rule also preserves an exemption for CCRs when used for beneficial purposes. The EPA, however, published its intent, in December 2017, to reconsider the CCR Rule and its priority list of issues to address. On March 1, 2018, EPA issued a proposed rule that would grant states with approved CCR permit programs under the WIIN Act (or EPA where it is the permitting authority) the ability to set certain alternative performance standards. The proposed rule would also allow CCR to be used during certain closure situations and address certain matters remanded to EPA by the D.C. Circuit Court of Appeals in June 2016, including clarifying corrective action triggers and requirements, adding boron to the list of constituents triggering corrective action, determining the proper height of woody and grassy vegetation for slope protection, and modifying alternative closure procedures. The CCR rulemaking reconsideration is ongoing and may impact how the regulations are applied to facilities that manage CCRs.

•	WIIN Act. In December 2016, Congress passed the WIIN Act, which, among other things, establishes state primacy for enforcement of the CCR Rule. The WIIN Act directed the EPA to provide guidance to states on issuing state regulations to manage the CCR program. The EPA published the Coal Combustion Residuals State Permit Program Guidance Document (Interim Final) in August, 2017. States may now submit their regulatory programs for CCRs and receive EPA approval that they are equivalent to or more stringent than federal guidance. As noted above, the rule proposed by EPA on March 1, 2018 would further the objectives of the WIIN Act by allowing states or the EPA to incorporate flexibilities into their coal ash permit programs.

The CCR Rule may require adjustments to our operations, and the complexity and cost of managing and disposing of CCRs could increase. We manage mine reclamation projects that may be subject to the CCR Rule. The CCR Rule establishes national minimum criteria for landfills and impoundments containing CCRs, and includes restrictions on their location, design and operation, as well as groundwater monitoring, recordkeeping, reporting and closure requirements. The rule also requires closure, shutdown or retrofitting of certain non-complying units or impoundments. Citizens and states now have the right to bring lawsuits to enforce the new CCR Rule against owners and operators. Since the CCR Rule was finalized, citizens and environmental organizations have brought several suits against the owners and operators of CCR impoundments.

The CCR Rule affirms that beneficial uses of CCRs remain exempt from federal waste regulation under RCRA’s “Bevill exclusion.” Beneficial use is defined by the regulation to cover uses where CCRs provide a functional benefit, substitute for the use of a virgin material, meet the product specifications, follow established specifications for use, and are environmentally equivalent to the material that they substitute for or are below all thresholds for safety and environmental impact. In February 2014, the EPA released a report determining that the use of fly ash in concrete constitutes a beneficial use, and the CCR Rule specifically notes that the incorporation of fly ash in concrete, as a replacement for Portland cement, is one of “the most widely recognized beneficial applications” of CCRs. The CCR Rule indicates that the use of CCRs in applications such as road base generally would qualify as beneficial use, so long as relevant regulations and guidelines are followed.

Both industry and environmental organizations have challenged the CCR Rule, which is currently under review in the D.C. Circuit Court of Appeals. The EPA voluntarily remanded certain provisions of the CCR Rule, including those relating to an exemption for certain post-closure requirements for inactive surface impoundments, a regulation describing the non-groundwater releases triggering corrective action procedures, and the provisions regarding new alternative closure procedures, for further proceedings. The EPA extended the compliance deadline for inactive surface impoundments in a direct final rule in August 2016. In September 2017, the EPA granted two petitions to reconsider certain aspects of the CCR Rule, including several segments not pending judicial review. The EPA released a proposed rule on March 1, 2018 to address the two petitions and other aspects of the CCR Rule. The proposed rule is designed to allow states or the EPA to incorporate flexibilities into their coal ash permit programs and could be followed by a second proposed rule with a similar purpose by September 2018 and a final rule by June 2019.

In September 2016, the United States Commission on Civil Rights (the “Civil Rights Commission”) issued a report which determined that CCR disposal facilities can negatively impact environmental justice communities. While the Civil Rights Commission cannot require changes to EPA regulations, environmental organizations may seek to use the Civil Rights Commission’s report to spur the EPA to make regulatory changes.

Regulations Affecting the Coal Industry

The Fossil Services offerings of our Maintenance and Technical Services segment are dependent upon managing CCRs produced by our customers, typically coal-fired power plants. Coal-fired power plants and the coal industry are generally highly regulated under federal and state law. Regulation affecting this industry is ever-evolving, including the following:

•	Clean Air Act. The federal Clean Air Act of 1970 and subsequent amendments, particularly the Clean Air Act Amendments of 1990, and corresponding state laws and EPA regulations (discussed below), regulate the emission of air pollutants such as SOx, NOx, particulate matter (“PM”) and ozone. The EPA finalized more stringent ambient air quality standards for fine PM in January 2013 and for ozone in October 2015 and issued final policy assessment for NOx in April 2017 and draft policy assessment for SOx in August 2017. The EPA concluded that the current primary NOx standard is adequate, but has not taken additional steps with respect to the SOx standards. To meet emissions limits, utilities have been required to make changes such as changing fuel sources, installing expensive pollution control equipment and, in some cases, shutting down plants.

•	Cross-State Air Pollution Rule. In July 2011, the EPA adopted the Cross-State Air Pollution Rule (“CSAPR”), a cap-and-trade type program requiring utilities to make substantial reductions in SO2 and NOx and emissions that contribute to ozone and in fine PM emissions in order to reduce interstate transport of such pollution. CSAPR was challenged and vacated by the D.C. Circuit Court of Appeals in August 2012, but that decision was reversed by the U.S. Supreme Court in April 2014. The D.C. Circuit has since lifted its stay on CSAPR and ruled in favor of the EPA on the remaining significant issues. In January 2016, the EPA filed a brief with the D.C. Circuit addressing the remaining legal challenges left undecided by the U.S. Supreme Court’s 2014 decision. Conforming with a court- ordered schedule, the EPA implemented the first phase of CSAPR in 2015 and 2016 and the second phase in 2017. In November 2014 and January 2015, the EPA issued notices of data availability (“NODA”) outlining emission allowance allocations for existing generating units that began operating before and after 2010. In September 2016, the EPA finalized a rule updating CSAPR in order to maintain 2008 ozone emission limitations in downwind states by addressing summertime (May-September) transport of ozone pollution. The update, which commenced in May 2017, sets stricter NOx ozone season emission budgets in 22 states and could affect up to 886 coal-fired facilities. These emission control requirements, for both NOx and SO2, can impact the quantity and quality of CCRs produced at a power plant, add to the costs of operating a power plant and make coal a less attractive fuel alternative in the planning and building of utility power plants.

•	Comprehensive Environmental Response, Compensation and Liability Act. Certain environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws, impose strict, joint and several liability on responsible parties for investigation and remediation of regulated materials at contaminated sites, including our sites, customer sites and sites to which we sent wastes, including CCRs. CCRs may contain materials such as metals that are regulated materials under these laws. Management of CCRs can give rise to liability under CERCLA and similar laws.

•	Mercury and Air Toxics Standards for Power Plants. In February 2012, under its Mercury and Air Toxics Standards for Power Plants rule, the EPA promulgated final limits on mercury and other toxic chemicals from new and modified power plants. In June 2015, the U.S. Supreme Court ordered the EPA to undertake cost-benefit analysis when promulgating mercury and air toxics standards. In April 2016, the EPA published a supplemental finding pursuant to the U.S. Supreme Court’s directive, which is currently being challenged at the D.C. Circuit. In April 2017, the D.C. Circuit granted EPA’s motion to stay the litigation while EPA reconsiders its finding that the rule is “appropriate and necessary” as required under the Clean Air Act. If upheld, requirements to control mercury emissions could result in implementation of additional technologies at power plants that could negatively affect fly ash quality.

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GHG Emissions. Some states and regions have adopted legislation and regulatory programs to reduce greenhouse gas (“GHG”) emissions, either directly or through mechanisms such as renewable portfolio standards for electric utilities. These programs require electric utilities to increase their use of renewable energy such as solar and wind power. Federal GHG legislation appears unlikely in the near term. The EPA has initiated review of rules finalized in August 2015 for GHG emissions from new and existing fossil-fuel fired electric power plants and for carbon emissions from existing sources in the power sector (the latter being known as the “Clean Power Plan”). The Clean Power Plan establishes state-specific, rate-based reduction goals for carbon emissions and calls on the power sector to reduce carbon emissions to 32% below 2005 levels by 2030. The Clean Power Plan is currently pending judicial review in the D.C. Circuit based on state and industry challenges, and the EPA issued an advance notice of proposed rulemaking in December 2017 seeking comment on a framework to replace the Clean Power Plan. If the Clean Power Plan is upheld and retained by the EPA, various states’ utility companies would be encouraged to substitute generation from low-emitting coal and natural gas plants and zero-emitting renewable sources for generation from higher-emitting coal plants. Such changes in the energy market could impact the quantity of CCRs produced by our suppliers, add to the cost of operating power plants and make coal-fired plants a less attractive option in the planning and commissioning of new energy generating facilities.

•	EPA Water Quality Regulations. The EPA is addressing water quality impacts from coal-fired power plants and coal mining operations. In September 2015, the EPA finalized new effluent limitations under the Clean Water Act for steam electric power generating facilities. The final rule requires operators of coal plants with a generating capacity over 50 megawatts to store fly ash and bottom ash in dry landfills, rather than containment ponds. Approximately 12% of coal plants will be affected, and some marginal operations may shut down rather than face the expense of complying with the new effluent discharge requirements. Multiple challenges to the effluent limitation guidelines were consolidated and are pending before the Court of Appeals for the Fifth Circuit. In September 2017, the EPA issued a rulemaking postponing certain compliance dates under the effluent limitation guidelines. In addition, the EPA finalized new regulations to minimize adverse environmental impacts to aquatic life from cooling water intake structures at existing electric generating plants, which were challenged by environmental and industry groups at the Fifth and Second Circuit Courts of Appeals, which remain pending. More stringent regulation of coal-fired power plants and coal mining operations could increase the cost for utilities and thus indirectly impact the availability and cost of fly ash for our CCR activities.

Increasingly strict requirements such as those described above generally will increase the cost of doing business and may make coal burning less attractive for utilities. Faced with more stringent regulations, litigation by environmental groups, and a decrease in the cost of natural gas, some electric utilities are reducing their portfolio of coal-fired energy facilities. For example, in recent years, multiple companies announced plans to close coal-fired power plant units, or dropped plans to open new plants, citing the cost of compliance with pending or new environmental regulations. The potential negative impact on job prospects in the utility and mining industries has prompted considerable concern in Congress, leading to calls to restrict the EPA’s regulatory authority and prompting the EPA to reconsider the same. The outcome of these developments cannot be predicted. To date, our business has not been significantly impacted by these developments; however, if the rate of coal-fired plant closures increases, we may be adversely affected in the future. Nevertheless, we believe that reliance on coal for a substantial amount of power generation in the United States is likely to continue for the foreseeable future.

Regulations Affecting the Nuclear Power Industry

Our nuclear power generation customers are subject to regulations from a number of entities, including the applicable U.S. regulatory bodies, such as the U.S. Nuclear Regulatory Commission, and non-U.S. regulatory bodies, such as the International Atomic Energy Agency (the “IAEA”). Regulations include, among other things: (1) systems for nuclear material safeguards implemented by the IAEA, (2) global-scale agreements on nuclear safety such as the Convention on Nuclear Safety and the Joint Convention on the Safety of Spent Fuel Management and on the Safety of Radioactive Waste Management and (3) additional general regulations for nuclear facilities under the Atomic Energy Act and Nuclear Waste Policy Act, including strict licensing requirements, inspection procedures and regulations governing the maintenance, shutdown and dismantling of nuclear facilities and the management and disposal of radioactive wastes. In addition, the PAA regulates, among other things, radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear-related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators, which also apply to us as part of our services to the U.S. nuclear energy industry.

Motor Carrier Operations

Through the services we provide, we operate as a motor carrier and therefore are subject to regulation by the United States Department of Transportation (“DOT”) and various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, regulatory safety, hazardous materials labeling, placarding and marking, financial reporting, and certain mergers, consolidations and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period and requiring onboard black box recorder devices or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by DOT. Intrastate motor carrier operations are subject to safety regulations that often mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. DOT regulations also mandate drug testing of drivers. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Legal Proceedings

We may, at any given time, be named as defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition.

In July 2017, APTIM Corp. sued Allied Power Management, LLC and certain of its employees and affiliated entities in the U.S. District Court for the Northern District of Illinois, alleging, among other things, misappropriation of alleged trade secrets and civil conspiracy. APTIM also alleged tortious interference with their contractual and business relations because Exelon, our customer whose business makes up 100% of our Nuclear Services revenues, ended their business relationship with APTIM and started a new business relationship with Allied Power Management, LLC. The parties are currently engaged in expedited discovery relevant to APTIM’s motion for preliminary injunction, which was also filed last July. No hearing date has been set for that motion. APTIM also has an unspecified claim for damages that will proceed after the hearing on APTIM’s motion for preliminary injunction. No schedule for that phase of the case, and no trial date, has been set. APTIM has not identified its alleged damages. We believe that APTIM’s claims are meritless, and we intend to defend ourselves vigorously.

APTIM and its alleged predecessors in interest have also initiated judicial and arbitral proceedings in Louisiana against Dorsey Ron McCall, our Senior Vice President. In June 2017, APTIM’s alleged predecessor, The Shaw Group, Inc., sued Mr. McCall in Louisiana state court, alleging breaches of his employment agreement. APTIM later filed a petition in the U.S. District Court for the Eastern District of Louisiana seeking to stay the state-court litigation and compel arbitration of the breach-of-contract claims, which the district court granted, permitting APTIM’s pending arbitration against Mr. McCall to proceed. Mr. McCall appealed that decision to the U.S. Court of Appeals for the Fifth Circuit, which affirmed the district court’s order. Mr. McCall filed a petition for rehearing en banc on May 1, 2018 and the Fifth Circuit directed APTIM to file a response to the petition by May 24, 2018.

We believe that all of APTIM’s claims in the above proceedings are without merit, and we intend to vigorously defend ourselves against them.

We are party to a lawsuit filed against North Carolina by a certain environmental advocacy group alleging that the issuance by the state of certain permits associated with our Brickhaven clay mine reclamation site exceeded the state’s power. Although the state’s authority to issue the bulk of the permits (i.e. the allowance to reclaim the original site with coal ash) was upheld, the portion of the permits that allows us to “cut and prepare” an additional portion of the site was held by the North Carolina Superior Court to exceed the relevant agency’s statutory authority. The North Carolina Superior Court’s decision (which upheld the allowance to reclaim the original site but held that the portions of the permits that allow us to “cut and prepare” an additional portion of the site exceeded the relevant agency’s statutory authority) was reversed and remanded back to the OAH. If the OAH determines North Carolina exceeded its permitting authority with respect to either the original allowance or the “cut and prepare” portions of the permits or both, such decision, if ultimately upheld, could have an adverse effect on our operations and financial results.

Employees

As of March 31, 2018, we had approximately 3,411 employees. Approximately 1,973 of our employees were covered by collective bargaining agreements, 98% of which are employed in the Nuclear Services operations of our Maintenance and Technical Services segment. We believe we have good relations with our employees.

MANAGEMENT

Directors, Director Nominees and Executive Officers

Set forth below are the names, age, position and description of the business experience of our executive officers, directors and director nominees.

Name	Age	Position with Charah Solutions

Charles Price	62	President, Chief Executive Officer and Director

Bruce Kramer	56	Chief Financial Officer and Treasurer

Scott Sewell	38	Chief Operating Officer

Dorsey “Ron” McCall	69	Senior Vice President and Director

Mark Spender	39	Director

Claire Babineaux-Fontenot	53	Director Nominee

Jack A. Blossman, Jr.	53	Director Nominee

Brian Ferraioli	62	Director Nominee

Robert Flexon	59	Director Nominee

Stephen Tritch	68	Director Nominee

Charles Price—President, Chief Executive Officer and Director. Charles Price is our founder and has served as our Chief Executive Officer since 1987. Mr. Price currently serves as the Chairman of the board of directors of the American Coal Ash Association and was selected as Entrepreneur of the Year in 2010 in the Midwest Region by Ernst & Young, when he was also a finalist for National Entrepreneur of the Year. Because of his broad knowledge of the industry, we believe Mr. Price is well qualified to serve on our board of directors.

Bruce Kramer—Chief Financial Officer and Treasurer. Bruce Kramer joined the Company in 2007 and has served as our Chief Financial Officer and Treasurer since 2007. Mr. Kramer is a CPA (inactive) with over 30 years of experience in public and private accounting and management. Mr. Kramer was recognized as the CFO of the Year by Business First of Louisville in 2011. Mr. Kramer is a board member of Dismas Charities and serves on the sponsorship committee for the St. John Center for Homeless Men. Mr. Kramer holds a bachelor’s degree in accounting from Bellarmine University.

Scott Sewell—Chief Operating Officer. Scott Sewell joined the Company in 2008 and has served as our Chief Operating Officer since 2013. Prior to serving as our Chief Operating Officer, Mr. Sewell served as our Senior Vice President of Operations from 2012 to 2013, Vice President of Operations from 2010 to 2012 and Operations Manager from 2008 to 2010. Prior to joining Charah, Mr. Sewell was Project Manager for Bechtel Corporation from 2001 to 2008. Mr. Sewell was named to the Business First of Louisville “Forty Under 40” list in 2017. Mr. Sewell is a Six Sigma Yellow Belt and a member of ASTM International, the Association of Equipment Management Professionals and the International Erosion Control Association. Mr. Sewell holds a bachelor’s degree in international business from the College of Charleston and an Executive Development Certification from Vanderbilt University.

Dorsey “Ron” McCall—Senior Vice President and Director. Ron McCall has served as our Senior Vice President since 2018 and served as Chief Executive Officer of Allied Power Management, LLC, since June 2017. From January 2016 to June 2017, Mr. McCall worked as an independent consultant. From 2002 to January 2016, Mr. McCall was at Chicago Bridge & Iron (formerly the Shaw Group). Mr. McCall has had a career that spans over 48 years in the industrial construction and maintenance sectors which includes 15 years as President of the Shaw Group’s Plant Services division and approximately 25 years as Senior Vice President of Turner Industries-Western division. Mr. McCall has extensive knowledge in all aspects of project management including nuclear outages, refinery turnarounds, as well as major construction and maintenance projects, both domestic and international. Mr. McCall received his bachelor’s degree in education from McNeese State University and has completed graduate work toward his master’s degree in business at Pepperdine University. Because of his broad knowledge of the industry, we believe Mr. McCall is well qualified to serve on our board of directors.

Mark Spender—Director. Mark Spender has served on our board of directors since 2018. Mr. Spender is a Managing Director and member of the Investment Committee at BCP. Since joining BCP in 2015, Mr. Spender has led BCP’s investments in the environmental services and utility services industries. Prior to joining BCP, Mr. Spender was a Managing Director in the Global Industrials Group in the Investment Banking Department at Credit Suisse where he began in 2000. Mr. Spender also held various roles in the Investment Banking Department at UBS from 2004 to 2011. During his career, Mr. Spender focused on a variety of industrial subsectors, including engineering and construction, building products and construction materials, and industrial distribution. Mr. Spender holds a B.B.A. in Finance with Highest Distinction from the University of Michigan’s Ross School of Business. Because of his extensive knowledge of the industry and his involvement and directorship with our predecessor companies, we believe Mr. Spender is well qualified to serve on our board of directors.

Claire Babineaux-Fontenot—Director Nominee. Claire Babineaux-Fontenot has been nominated to serve on our board of directors. Ms. Babineaux-Fontenot is the founder of CBF Consulting Group, LLC. Prior to founding CBF Consulting Group, Ms. Babineaux-Fontenot served as Executive Vice President and Treasurer at Wal-Mart Stores Inc. from February 2014 to April 2017. She joined Wal-Mart Stores in August 2004 as Vice President of Audits and Tax Policy before being promoted to Senior Vice President and Chief Tax Officer in 2007. From 2001 to 2004, Ms. Babineaux-Fontenot was a Partner at Adams and Reese LLP, where she served as the Tax Practice Leader and Partner-in-Charge of the Baton Rouge Office. Prior to joining Adams and Reese, Ms. Babineaux-Fontenot served as a regional dispute resolution practice group leader for PricewaterhouseCoopers LLP. Ms. Babineaux-Fontenot began her career as a tax attorney for the Louisiana Department of Revenue, where she went on to serve as Assistant Secretary of the Office of Legal Affairs. Ms. Babineaux-Fontenot serves on the global board of directors and audit committee for Walmart Chile S.A. She holds a B.S. from the University of Louisiana Lafayette, a J.D. from Southern University Law Center and an L.L.M. in Taxation from the Southern Methodist University Dedman School of Law. Ms. Babineaux-Fontenot has also participated in executive development programs at Harvard Business School and the Northwestern University Kellogg School of Management. Because of her extensive background, we believe Ms. Babineaux-Fontenot is well qualified to serve on our board of directors.

Jack A. Blossman, Jr.—Director Nominee. Jack Blossman has been nominated to serve on our board of directors. Mr. Blossman has been a practicing attorney for 25 years, the last 20 in the utility regulatory field. Mr. Blossman is currently Of Counsel at the law firm of Milling Benson Woodward L.L.P. in New Orleans, Louisiana. Prior to joining Milling Benson Woodward in January 2017, Mr. Blossman worked as a solo practitioner and general consultant. Mr. Blossman also served on the Louisiana Public Service Commission from 1996 to 2008, serving as its Chairman from 2002-2003, 2007-2008. From 1993 to 2008, Mr. Blossman served on the board of directors for Parish National Bank before it was acquired by Whitney Holding Corp. Mr. Blossman graduated with a B.A. in General Studies from Louisiana State University in 1987 and a J.D. from Southern University School of Law in 1991. Because of his energy regulatory and financial experience, we believe that Mr. Blossman is well qualified to serve on our board of directors.

Brian Ferraioli—Director Nominee. Brian Ferraioli has been nominated to serve on our board of directors. Mr. Ferraioli served as Executive Vice President and Chief Financial Officer of KBR, Inc. from October 2013 to February 2017. Prior to joining KBR, he served as Executive Vice President and Chief Financial Officer of The Shaw Group Inc. from July 2007 to February 2013, when the company was acquired by Chicago Bridge & Iron Company, N.V. Prior to joining The Shaw Group, Mr. Ferraioli served as Vice President and Controller of Foster Wheeler, AG. Mr. Ferraioli is a director and chairman of the audit committee of Vistra Energy Corp and Team, Inc. Mr. Ferraioli has approximately 40 years of experience in senior finance and accounting roles in the engineering and construction industries and is also a National Association of Corporate Directors Governance

Fellow. He is a licensed CPA (inactive) and holds a B.S. in Accounting from Seton Hall University and an M.B.A. from Columbia University. Because of his extensive background in the industry and with publicly traded companies, we believe Mr. Ferraioli is well qualified to serve on our board of directors.

Robert Flexon—Director Nominee. Robert Flexon has been nominated to serve on our board of directors. Mr. Flexon recently served as the President and Chief Executive Officer of Dynegy Inc. beginning June 2011, and will continue to do so in an official capacity until June 2018. Prior to joining Dynegy, Mr. Flexon served as President and Chief Executive Officer of Foster Wheeler USA Corporation, from November 2009 to May 2010. Mr. Flexon served as Chief Financial Officer of NRG Energy, Inc. from March to November 2009 and March 2004 to March 2008 as well as its Chief Operating Officer from March 2008 to March 2009. Prior to joining NRG, Mr. Flexon served as a Vice President in various capacities at Hercules Inc., which he joined in 2000. Previously, Mr. Flexon served with Atlantic Richfield Company for more than 10 years, including as General Auditor from 1998 to 2000, Franchise Manager of ARCO Products from 1996 to 1998 and Controller of ARCO Products from 1995 to 1996. He began his career with the former Coopers & Lybrand public accounting firm in 1980. He has been an Independent Director and Chairman of the Audit Committee for Westmoreland Coal Company since May 2016, a Director of Dynegy Inc. since June 2011 and a Director of Capstone Turbine Corporation since April 2018. Mr. Flexon previously served as a Director at Foster Wheeler AG from May 2006 to November 2009 and again from May 2010 until October 2010. Mr. Flexon is a Certified Public Accountant and holds a Bachelor of Science Degree in Accounting from Villanova University. Because of his broad knowledge of the power generation industry, we believe Mr. Flexon is well qualified to serve on our board of directors.

Stephen Tritch—Director Nominee. Stephen Tritch has been nominated to serve on our board of directors. Mr. Tritch previously served as the Chairman of Westinghouse Electric Company, LLC from March 2008 to July 2010. He also served as Chief Executive Officer of Westinghouse from July 2002 to June 2008 and served as its President from July 2002 to June 2008. Mr. Tritch’s previous management experience at Westinghouse included serving as Senior Vice President of Nuclear Fuel and Senior Vice President of Nuclear Services. He began his Westinghouse career in 1971 as a Product Engineer in the Power Circuit Break Division. Mr. Tritch has served as a director of PaR Systems, Inc. since November 2010 and has been an independent director of Koppers Holdings Inc. since May 2009. He also served as a director of The Shaw Group Inc. from April 2009 to February 2013. Mr. Tritch currently sits on the Board of Trustees of the University of Pittsburgh. He holds a B.S. in Mechanical Engineering and an M.B.A. from the University of Pittsburgh. Because of his broad knowledge of the nuclear services and power industries, we believe Mr. Tritch is well qualified to serve on our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of three members. Prior to the date that our common stock is first traded on the NYSE, we expect to have an eight member board of directors.

In connection with this offering, we will enter into a stockholders’ agreement with certain of the Existing Owners. Among other things, the stockholders’ agreement provides BCP with the right to nominate a certain number of directors in proportion to its ownership of our outstanding common stock, so long as BCP owns at least 5% of such outstanding shares, and provides CEP Holdings with the right to nominate Charles Price as a director, so long as CEP Holdings owns at least 10% of the outstanding shares of our common stock or Charles Price holds the title of our chief executive officer. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” for additional information.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2019, 2020 and 2021, respectively.                  and                  will be assigned to Class I,                 ,                  and                  will be assigned to Class II, and                 ,                  and                  will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that our board of directors will determine that Ms. Babineaux-Fontenot and Messrs. Blossman, Ferraioli, Flexon, Spender and Tritch are independent within the meaning of the NYSE listing standards currently in effect, and Ms. Babineaux-Fontenot and Messrs. Ferraioli and Flexon are independent within the meaning of Section 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and listing standards of the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee consists of                 ,                  and                 , who are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

Compensation Committee

We will establish a compensation committee prior to completion of this offering. We anticipate that the compensation committee will consist of three directors,                 ,                  and                 , all of whom will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and NYSE or market standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance prior to completion of this offering. We anticipate that the nominating and corporate governance committee will consist of three directors,                 ,                  and                 , all of whom will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Code of Conduct

Prior to the completion of this offering, our board of directors will adopt a code of conduct applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

2017 Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total($)
Charles Price (Chief Executive Officer)	2017	700,000	297,500	—	38,791	1,036,291
Bruce Kramer (Chief Financial Officer)	2017	450,000	120,000	308,047	34,439	904,386
Dorsey Ron McCall (Senior Vice President)	2017	490,388	375,000	24,311	5,600	895,299

(1)	Amounts shown represent the payment of annual bonuses for the applicable year. For a description of annual bonuses for 2017 see the “—Additional Narrative to Disclosures—2017 Bonus Plan” section below.
(2)	The amounts in this column reflect the aggregate grant date fair value of Series C Profits Units in Charah Management LLC (the “Charah Management Incentive Units”) and Series C Profits Units in Allied Power Holdings, LLC (the “Allied Power Holdings Incentive Units” and together with the Charah Management Incentive Units, the “Incentive Units”) granted pursuant to the Charah Management Series C Profits Interest Plan (“Charah Management Incentive Unit Plan”) and the Allied Power Holdings Series C Profits Interest Plan (“Allied Power Holdings Incentive Unit Plan”), respectively, during fiscal year 2017, determined in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, based on the probable outcome of the applicable performance conditions (determined as of the applicable date of grant) and excluding the effect of estimated forfeitures. The Charah Management Incentive Units and Allied Power Holdings Incentive Units are intended to constitute profits interests and represent actual (non-voting) equity interests in Charah Management and Allied Power Holdings, respectively, that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to potentially increase in value only after the underlying assets have realized a certain level of growth and return to those persons who hold certain other classes of equity. We believe that, despite the fact that the Incentive Units do not require the payment of an exercise price, such awards are most similar economically to options to purchase equity and, as such, they are properly classified as “options” for purposes of the SEC’s executive compensation disclosure rules under the definition provided in 402(m)(5)(i) of Regulation S-K since such awards had “option-like features.” Additional information on the Incentive Units and their treatment upon consummation of this offering is included under “—Additional Narrative Disclosures—Incentive Units” below.

(3)	For Mr. Price and Mr. Kramer, the amount in this column reflects employee contributions to the 401(k) Plan (as defined below), reimbursement for a vehicle lease and club membership dues during fiscal year 2017. For Mr. McCall, the amount in this column reflects a vehicle allowance. For additional information on the 401(k) Plan, see “—Other Benefits.” The following table reflects the types and amounts of allowances and reimbursements included in this column:

Executive Officer	Vehicle Allowance or Value of Vehicle Lease Reimbursement ($)	Club Membership Dues Reimbursement ($)	Employer Contributions to 401(k) Plan ($)
Charles Price	23,852	6,840	8,100
Bruce Kramer	21,058	5,281	8,100
Dorsey Ron McCall	5,600	—	—

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table reflects information regarding outstanding Incentive Units held by our named executive officers as of December 31, 2017.

Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Option Exercise Price($)	Option Expiration Date
Charles Price Series C Profits Units	—	—	—	—
Bruce Kramer Series C Profits Units	20	80	N/A	N/A
Dorsey Ron McCall Series C Profits Units	350	—	N/A	N/A

(1)	This table reflects information regarding Charah Management Incentive Units and Allied Power Holdings Incentive Units that were outstanding as of December 31, 2017. See “—Additional Narrative Disclosures—Incentive Units” below for additional information regarding the treatment of the Incentive Units in connection with our corporate reorganization and this offering. Additional information regarding the Incentive Units is also provided in footnote (2) to the 2017 Summary Compensation Table above.
(2)	Awards reflected as “Exercisable” are Incentive Units subject to time-based vesting that have vested while awards reflected as “Unexercisable” are Incentive Units subject to time-based vesting that have not yet vested.

Additional Narrative Disclosures

Base Salary

Each named executive officer’s base salary is a fixed component of compensation that does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer based on his or her position and responsibility. Our board of directors reviews the base salaries for each named executive officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, our board of directors considers individual and company performance over the course of the applicable year.

2017 Bonus Plan

Our named executive officers participated in our 2017 Bonus Plan, which awarded our named executive officers a bonus calculated as a percentage of their base salary based on the achievement of a combination of company-wide, site-specific and individual performance goals, including but not limited to profitability, engagement improvement, safety, environmental compliance and customer service. Actual payment of the bonuses under this plan is at the discretion of our board of directors. Mr. McCall received an annual bonus pursuant to the terms of his employment agreement, which is based on company-specific performance goals.

Incentive Units

Set forth below is a discussion of the Charah Management Incentive Units and Allied Power Holdings Incentive Units. In connection with the corporate reorganization described in this prospectus, certain Management Members will receive shares of common stock with respect to their vested Incentive Units and any unvested Incentive Units will be automatically forfeited and cancelled for no consideration.

Charah Management Incentive Units

Certain of our employees, including certain of our named executive officers, previously received Charah Management Incentive Units granted pursuant to the Charah Management Incentive Unit Plan. The Charah Management Incentive Units are intended to constitute “profits interests” and represent actual (non-voting) equity interests that had no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth and return to those persons who hold certain other classes of equity. The Charah Management Incentive Units are subject to time-based vesting and vest in five equal installments on each of the first five anniversaries of the date of grant of such award. The Charah Management Incentive Units granted to certain of the named executive officers on February 1, 2017, vest, or did vest, in equal installments on February 1 of each of 2018, 2019, 2020, 2021 and 2022, subject to the applicable named executive officer’s continued employment through each vesting date. As of the date of this offering, no more than 20% of the Charah Management Incentive Units held by our named executive officers will have vested. As part of the corporate reorganization described in this prospectus, the holders of Charah Management Incentive Units will receive shares of common stock in respect of their vested Charah Management Incentive Units and their unvested Charah Management Incentive Units will be cancelled.

Allied Power Holdings Incentive Units

Certain of our employees, including certain named executive officers of Charah Solutions, previously received Allied Power Holdings Incentive Units granted pursuant to the Allied Power Holdings Incentive Unit Plan. The Allied Power Holdings Incentive Units are intended to constitute “profits interests” and represent actual (non-voting) equity interests that had no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth and return to those persons who hold certain other classes of equity. The Allied Power Holdings Incentive Units were vested immediately upon the date of grant of such award. In connection with the corporate reorganization and this offering, holders of the Allied Power Holdings Incentive Units will receive shares of common stock in respect of their Allied Power Holding Incentive Units.

Other Benefits

We currently maintain a plan intended to provide benefits under section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan permits employees to contribute portions of their base compensation into a retirement account. We make a flat contribution to each employee’s 401(k) account equal to 3.0% of each employee’s annual base salary.

Employment, Severance or Change in Control Agreements

We currently maintain employment agreements with the following named executive officers: Charles Price, Bruce Kramer, and Dorsey Ron McCall (each, an “Executive”). If Mr. Price’s or Mr. Kramer’s employment is terminated by us for Cause (as defined below) or by the Executive without Good Reason (as defined below), we will pay the terminated Executive any accrued and unpaid portion of their base salary, provide any benefits to which Executive is entitled (including paid time off through the date of their terminations of employment) as well as payment of any unreimbursed expenses (collectively, the “Accrued Obligations”). Upon any Executive’s death or Permanent Disability (as defined in each Executive’s respective employment agreement), we will pay the terminated Executive, or the Executive’s estate, as applicable, the Accrued Obligations, as well as severance equal to (i) in the case of Mr. Kramer, twelve months’ current base salary payable in ratable installments in accordance with our normal payroll procedures during the twelve-month period following the Executive’s termination (the “Kramer Severance Term”) of employment or (ii) in the case of Mr. Price, base salary for the greater of (x) each month of the time remaining in his initial term of employment had he not been terminated and (y) twelve months (the “Price Severance Term,” and together with the Kramer Severance Term, the “Severance Term”), payable in ratable installments over the course of the Severance Term in accordance with our normal payroll procedures during the period following the Executive’s termination of employment (each of clauses (i) and (ii), as applicable, the “Severance”). Upon termination of the Executive’s employment by us without Cause or by the Executive with Good Reason (as defined below) or for our election not to renew the applicable employment agreement following the initial term of employment, the terminated Executive is entitled to the Accrued Obligations, Severance and COBRA continuation coverage under our group health plan at the same cost applicable to our active employees for the twelve-month period following such termination of employment (or, if earlier, the date that the terminated Executive becomes eligible to receive health benefits as a result of subsequent employment). The receipt of Severance as described in the foregoing sentence is conditioned upon the terminated Executive executing (and not revoking) a general release of claims.

If Mr. McCall is terminated for Cause, we will pay him the Accrued Obligations, as well as (i) any annual bonus accrued and determined but not yet paid for a prior fiscal year, (ii) any benefits accrued and vested under any plan or arrangement maintained by Allied Power Management, LLC, and (iii) any claims arising but not yet paid under any welfare benefit plans maintained by Allied Power Management, LLC as of the date of termination. Upon termination of Mr. McCall’s employment by him without Good Reason, we will pay Mr. McCall the Accrued Obligations no later than fifteen (15) days following the date of termination and will not be entitled to any salary, compensation, severance or other benefits from us thereafter, except as otherwise provided under the terms of any applicable benefit plan or arrangement with respect to which Mr. McCall has been a participant. Upon a termination of employment of any of Mr. McCall’s employment by us without Cause (as defined below) or by Mr. McCall with Good Reason (as defined below), the we will pay to Mr. McCall, in addition to the aforementioned payments, (i) an amount equal to (w) two times his then current base salary, (x) two times the higher of (I) his then target bonus or (II) the annual bonus paid for the year immediately preceding the year in which his termination of employment occurs, if any, (y) a pro-rated portion of the annual bonus Mr. McCall would have been entitled to for the year in which the termination occurs, if any, and (z) a prorated portion of the amount the Executive would have received under the Allied Power Holdings Incentive Unit Plan related to certain distributions occurring after the date of termination had such termination not occurred, each such post-termination distribution to be calculated by multiplying the amount the Executive would have received had his termination not occurred multiplied by a fraction, the numerator of which is the number of days between the award date and the date of termination and the denominator of which is the number of days between the award date and the date of such post-termination distribution (the amounts in clauses (w), (x), (y) and (z) collectively, the “McCall Severance”). Upon Mr. McCall’s death or Disability (as defined in Mr. McCall’s employment agreement), Mr. McCall will be paid the McCall Severance, provided that payment of (w) and (x) shall only be calculated at one-times those stated amounts.

For purposes of Mr. Price’s and Mr. Kramer’s employment agreements, “Cause” means: (i) the Executive’s act(s) of gross negligence or willful misconduct in the course of the Executive’s employment hereunder, (ii) the

Executive’s substantial and sustained failure or refusal to perform the Executive’s material duties or responsibilities to the Company Group (as defined in each employment agreement) or to follow the lawful directives of the board of managers (other than as a result of death or Permanent Disability), (iii) misappropriation (or attempted misappropriation) by the Executive of any of our assets or business opportunities or any other member of the Company Group, (iv) the Executive’s conviction of or pleading guilty or nolo contendere to any felony or any crime involving moral turpitude, (v) the Executive’s failure to cooperate in any material way with any audit or investigation of the business or financial practices of the Company Group, (vi) the Executive’s performance of any act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation of the our property, (vii) the Executive’s material breach of his respective employment agreement, the Charah Management limited liability company agreement, or any other non-competition, non-solicitation, confidentiality, non-disparagement or other restrictive covenant provisions relating to any member of the Company Group by which the Executive may be bound, or any other agreement between the Executive, on the one hand, and a member of the Company Group, on the other hand, (viii) the Executive’s material violation of the our lawful code of conduct or other written policy (so long as the Executive has been provided a copy of such code or policy and has been given a reasonable opportunity to cure such violation, if such violation is curable) or (ix) the Executive’s deliberate misconduct that is reasonably likely to be materially damaging to any member of the Company Group.

For purposes of Mr. McCall’s employment agreement, “Cause” means (i) the violation by the Executive, without the consent or knowledge of the individual he ordinarily reports to or our governing body, of any law or regulation which materially affects our business, (ii) the violation by the Executive of any of our written policies, including in our employee handbook, if the Company has announced that such a violation will be treated generally as a cause for termination, (iii) the embezzlement of our funds, those of our affiliates or of their respective customers or vendors by the Executive, (iv) the Executive’s misappropriation or theft of any of our property or that of our affiliates or of their respective customers, which is not de minimus or the result of inadvertent mistake, (v) the engaging by the Executive in any willful misconduct or gross negligence, which injures or could reasonably be expected to injure in a material respect our or our affiliates’ reputation, business or business relationships, (vi) the Executive’s conviction or, or plea of guilty to or admission of a felony or actions that constitute a felony, (vii) the Executive’s breach of the employment agreement with regard to certain covenants relating to intellectual property and confidentiality due to willful misconduct or gross negligence, (viii) the Executive’s refusal to perform diligently, reasonably and in good faith his lawful duties and obligations as set forth in the employment agreement, which refusal is a breach of the employment agreement and has a material adverse effect on us, or (ix) the Executive’s refusal to comply with the lawful and reasonable written direction of our board of managers; provided, however, that with respect to the above clauses (viii) and (ix), the Executive has first been given written notice thereof and an opportunity to cure, which cure is not effected in all material respects within thirty (30) days thereafter; and, provided further, that no such written notice need be given upon the second occurrence of such breach or default within one (1) year of the first. A termination for Cause shall not take effect until a termination notice is given to the Executive following a determination by our governing body that, in its good faith and reasonable judgment, grounds for termination of the Executive for Cause exist.

For the purposes of Mr. Price’s employment agreement, “Good Reason” means, without Mr. Price’s consent, (i) a material and ongoing diminution in Mr. Price’s title, duties or responsibilities, (ii) a reduction in his base salary below the level of such base salary on the effective date of the employment agreement, (iii) the relocation of his principal place of employment in Louisville, Kentucky more than seventy-five (75) miles from its current location, (iv) a “Change of Control” as that term is defined in the limited liability company agreement of Charah Management, LLC; (v) a material adverse change in benefits (which, for the avoidance of doubt, shall not include any change related to any annual bonus) or perquisites; or (vi) any other material breach of a provision of his employment agreement by us, provided, that none of the foregoing events shall constitute Good Reason unless we fail to cure such event within thirty (30) days after receipt from the Executive of written notice of the event which constitutes Good Reason, which written notice shall give reasonable specificity in the nature of the circumstances determined by the Executive in good faith to constitute Good Reason; and provided, further, that “Good Reason” shall cease to exist for an event on the sixtieth (60th) day after the Executive obtains knowledge of the occurrence of such event, unless the Executive has given us written notice thereof prior to such date. Notwithstanding the foregoing, during the term of employment, in the event that we reasonably believes that the Executive may have engaged in conduct that could constitute Cause hereunder, we may, in our sole and absolute discretion, suspend the Executive from performing the Executive’s duties thereunder, and in no event shall any such suspension constitute an event pursuant to which the Executive may terminate employment with Good Reason or otherwise constitute a breach hereunder; provided, that no such suspension shall alter our obligations under the employment agreement during such period of suspension.

For the purposes of the employment agreements with Mr. Kramer, “Good Reason” means, without the Executive’s consent, (i) a material and ongoing diminution in the Executive’s title, duties or responsibilities, (ii) a reduction in the Executive’s base salary below the level of such base salary on the effective date of the employment agreement, (iii) the relocation of the Executive’s principal place of employment in Louisville, Kentucky more than seventy-five (75) miles from its current location, (iv) a material adverse change in benefits (which, for the avoidance of doubt, shall not include any change related to any annual bonus) or perquisites, or (v) any other material breach of a provision of the Executive’s employment agreement by us; provided, that none of the foregoing events shall constitute Good Reason unless we fail to cure such event within thirty (30) days after receipt from the Executive of written notice of the event which constitutes Good Reason, which written notice shall give reasonable specificity in the nature of the circumstances determined by the Executive in good faith to constitute Good Reason; and provided, further, that “Good Reason” shall cease to exist for an event on the sixtieth day after the Executive obtains knowledge of the occurrence of such event, unless the Executive has given the Company written notice thereof prior to such date. Notwithstanding the foregoing, during the initial term of the employment agreement, in the event that we reasonably believe that the Executive may have engaged in conduct that could constitute Cause hereunder, we may, in our sole and absolute discretion, suspend the Executive from performing the Executive’s duties thereunder, and in no event shall any such suspension constitute an event pursuant to which the Executive may terminate employment with Good Reason or otherwise constitute a breach hereunder; provided, that no such suspension shall alter our obligations under the employment agreement during such period of suspension.

For the purposes of Mr. McCall’s employment agreement, “Good Reason” means a termination of the Executive’s employment at his initiative following the occurrence, without the Executive’s written consent, of one or more of the following events (except as a result of a prior termination): (i) a material reduction in the Executive’s then-current base salary, (ii) our failure to pay the Executive when due his then-current base salary or earned and accrued annual bonus, (iii) a material diminution in the Executive’s authority, duties or responsibilities or (iv) a material breach by us of our obligations under the employment agreement. For purposes of the employment agreement, Good Reason shall not be deemed to have occurred unless (i) the Executive provides us with written notice of one of the conditions described above within ninety (90) days after the first existence of such condition, (ii) we fail to cure such condition in all material respects within thirty (30) days of our receipt of such notice, and (iii) the Executive terminates his employment no later than sixty (60) days after the expiration of such cure period. Upon the occurrence of Good Reason permitting the Executive to terminate the employment agreement therefor, the Executive shall deliver a termination notice to us.

2018 Omnibus Incentive Plan

We anticipate that our board of directors will adopt our 2018 Omnibus Incentive Plan (the “2018 Plan”), pursuant to which employees, consultants and directors of our company and its affiliates performing services for us, including our named executive officers, will be eligible to receive awards. We anticipate that the 2018 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards and performance awards intended to align the interests of participants with those of our stockholders. The following description of the 2018 Plan is based on the form we anticipate will be adopted, but since the 2018 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2018 Plan once adopted, a copy of which in substantial form has been filed as an exhibit to this registration statement.

Share Reserve

We have reserved                      shares of our common stock for issuance under the 2018 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2018 Plan:

•	shares subject to awards granted under the 2018 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2018 Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2018 Plan.

Term

The 2018 Plan terminates ten years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors.

Award Forms and Limitations

The 2018 Plan authorizes the award of stock options, stock appreciation rights, restricted stock, performance awards, other cash-based awards and other stock-based awards. For stock options that are intended to qualify as incentive stock options (ISOs), under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be                 .

Eligibility

Only employees, consultants and board members of us and our affiliates are eligible to receive awards under the 2018 Plan. The Board or committee delegated such authority by the Board determines who will receive awards, and the terms and conditions associated with such award.

Administration

The 2018 Plan will be administered by our compensation committee. The compensation committee has the authority to construe and interpret the 2018 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2018 Plan may be made subject to “performance conditions” and other terms.

Stock Options

The 2018 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, directors and consultants. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2018 Plan may be exercisable at such times and subject to such terms and conditions as the compensation committee determines. The maximum term of options granted under the 2018 Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the compensation committee in its discretion.

Restricted Stock

The compensation committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The compensation committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. These awards are subject to forfeiture prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

Other Stock-Based Awards and Other Cash-Based Awards

Stock-based awards, such as dividend equivalent rights and other awards denominated or payable in shares of our common stock, may be granted as additional compensation for services or performance. Similarly, the compensation committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Both other stock-based awards and other cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the 2018 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative or a family member of the optionee who has acquired the non-ISOs or SARs by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

In the event of a change of control (as defined in the 2018 Plan), the compensation committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the highest price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of stock splits, recapitalizations and similar transactions.

Director Compensation

Our board of directors was formed in January 2018, and we do not currently provide any compensation to the members of our board of directors for their services. Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future value of our growth and governance. Accordingly, following the completion of this offering, we expect to provide our non-employee directors (other than directors who are employees of BCP) with an annual compensation package comprised of a cash component and, in order to align the interests of such non-employee directors with our stockholders, an equity-based award component. We also expect that all members of our board of directors will be reimbursed for certain reasonable expenses in connection with their services to us.

CORPORATE REORGANIZATION

Charah Solutions was formed as a Delaware corporation in January 2018. Following this offering and the corporate reorganization described below, we will be a holding company and our only material assets will consist of membership interests in Charah Sole Member and Allied Sole Member. Through our ownership of Charah Sole Member and Allied Sole Member, we will own the outstanding equity interests in Charah, LLC and Allied Power Management, LLC, the subsidiaries through which we will operate our business.

Pursuant to the terms of certain reorganization transactions that will be completed immediately prior to the closing of this offering, (a) Charah Management will contribute all of its interests in Charah Sole Member to us in exchange for                  shares of common stock and Allied Power Holdings will contribute all of its interests in Allied Sole Member to us in exchange for                  shares of common stock with the respective amounts of common stock to be received by each of Charah Management and Allied Power Holdings to be calculated using an implied valuation based on the initial public offering price of the common stock; (b) each of Charah Management and Allied Power Holdings will distribute the shares of common stock received by them pursuant to clause (a) to their respective members in accordance with the respective terms of their limited liability company agreements; (c) Charah Holdings will distribute a portion of the shares of common stock it received in clause (b) above to certain direct and indirect blocker entities which will ultimately merge into us, with us surviving, and the BCP Energy Services Funds will receive                  shares of our common stock as consideration in the mergers; and (d) Charah Management Holdings and Allied Management Holdings will distribute the shares of common stock received by them pursuant to clause (b) to their respective members in accordance with the respective terms of their limited liability company agreements.

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters’ option to purchase additional shares is not exercised, the Existing Owners will, collectively, own              shares of common stock, representing             % of our capital stock (of which, (i) BCP will own, directly or indirectly, approximately             % of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately     % of the total issued and outstanding common stock and (iii) the Management Members, collectively, will own approximately     % of the total issued and outstanding common stock).

If the underwriters’ option to purchase additional shares is exercised in full, the Existing Owners will, collectively, own              shares of common stock, representing             % of our capital stock (of which, (i) BCP will own, directly or indirectly, approximately             % of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately     % of the total issued and outstanding common stock and (iii) the Management Members, collectively, will own approximately     % of the total issued and outstanding common stock).

The ownership percentages above assume an initial public offering price of $         per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock to be allocated amongst the Existing Owners; however, any such change in our initial public offering price will not affect the aggregate amount of capital stock held by our Existing Owners. See “Corporate Reorganization—Existing Owners’ Ownership.”

The following diagrams indicate our simplified ownership structure prior to and immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

Simplified Current Ownership Structure

(1)	Includes (i) CEP Holdings, Inc., which is owned by Charles Price and certain affiliated entities, (ii) Charah Holdings LP, which is owned by BCP and certain of its affiliates, (iii) Charah Management Holdings LLC, which is owned by certain officers and employees of Charah, LLC, and (iv) Allied Management Holdings, LLC, which is owned by certain officers and employees of Allied Power Management, LLC.
(2)	Includes (i) our operating subsidiaries, Ash Management Services, LLC and Green Meadow, LLC, (ii) our 50% interest in our equity method investment and (iii) our 67% interest in Ash Venture LLC.
(3)	Includes our operating subsidiaries, Allied Power Services, LLC, Allied Plant Services, LLC and Allied Power Resources, LLC.

Simplified Ownership Structure After Giving Effect to this Offering(1)

(1)	See “—Existing Owners’ Ownership.”
(2)	CEP Holdings, Inc. is owned by Charles Price and certain affiliated entities.
(3)	BCP’s ownership is held through Charah Holdings and the BCP Energy Services Funds.
(4)	Includes (i) our operating subsidiaries, Ash Management Services, LLC and Green Meadow, LLC, (ii) our 50% interest in our equity method investment and (iii) our 67% interest in Ash Venture LLC.
(5)	Includes our operating subsidiaries, Allied Power Services, LLC, Allied Plant Services, LLC and Allied Power Resources, LLC.

Existing Owners’ Ownership

The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering.

Existing Owners(1)	Percentage Ownership Prior to this Offering(6)	Percentage Ownership After this Offering(6)
BCP(2)
CEP Holdings(3)
Management Member Executive Officers(4)
Other Management Members(5)

(1)	The number of shares of common stock to be issued to our Existing Owners is based on the implied valuation immediately prior to this offering, based on an initial public offering price of $ per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease of the assumed initial public offering price will result in an increase or decrease in the number of shares of common stock received by each of the Existing Owners, but will not affect the aggregate amount of our common stock held by our Existing Owners. At an assumed public offering price of $ (the midpoint of the range set forth on the cover of this prospectus), the Existing Owners will receive shares of common stock.
(2)	A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares of common stock to be received by BCP by ( ) shares of common stock.
(3)	A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares of common stock to be received by CEP Holdings by ( ) shares of common stock.
(4)	Includes Messrs. Charles Price, Bruce Kramer and Dorsey Ron McCall. A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares of common stock to be received by the Management Members that serve as our executive officers by ( ) shares of common stock.
(5)	A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares of common stock to be received by the nonexecutive Management Members by ( ) shares of common stock.
(6)	Totals may not sum or recalculate due to rounding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners, pursuant to which we may be required to register the sale of common stock owned by certain of the Existing Owners. Under the registration rights agreement, BCP will have the right to request that we register the sale of common stock held by it, including the right to require us to make available a shelf registration statement and conduct underwritten offerings, subject to certain limitations. The registration rights agreement gives BCP “piggyback” registration rights under certain circumstances. Additionally, CEP Holdings will receive the right to register and offer its common stock pursuant to an underwritten offering on one occasion. The registration rights agreement also includes certain customary indemnification and contribution and allocation of expenses provisions.

Stockholders’ Agreement

In connection with this offering, we will enter into a stockholders’ agreement with certain of the Existing Owners. Among other things, the stockholders’ agreement provides BCP with the right to nominate a number of directors in a proportionate amount to the number of shares of common stock that it holds, as follows: (i) a majority of the directors as long as BCP owns at least 50% of our common stock; (ii) at least 40% of the directors as long BCP owns at least 40% but less than 50% of our common stock; (iii) at least 30% of the directors as long as BCP owns at least 30% but less than 40% of our common stock; (iv) at least 20% of the directors as long as BCP owns at least 20% but less 30% of our common stock; and (v) at least 10% of the directors as long as BCP owns at least 5% but less than 20% of our common stock. The stockholders’ agreement also provides CEP Holdings with the right to nominate Charles Price as a director, so long as CEP Holdings owns at least 10% of the outstanding shares of our common stock or Charles Price holds the title of our chief executive officer.

Historical Transactions with Affiliates

C4 Lease Agreement

Circle Four, Inc. (“C4”), an entity majority owned by a trust controlled by a stockholder of CEP Holdings, stored machinery and equipment for the Company. Rental expense of $21 thousand was incurred during 2016. C4 owed the Company $216 thousand at December 31, 2016. The lease was terminated in December 2016.

Amended and Restated Office Lease Agreement

We rent our corporate office, housing at work sites and a condo from Price Real Estate, LLC (“Price Real Estate”), an entity indirectly owned by Charles Price, our President and Chief Executive Officer. The lease for the corporate office is a triple net lease, requiring monthly payments of $36 thousand (increasing by the consumer price index each year commencing June 1, 2013) through May 31, 2020. Rental expenses of $453 thousand, $638 thousand and $501 thousand were incurred during 2017, 2016 and 2015, respectively.

Aircraft Lease Agreement

PriceFlight, LLC (“PriceFlight”), an entity indirectly owned by Charles Price, our President and Chief Executive Officer, provides flight services to us. Expenses to PriceFlight for flight services amounted to $706 thousand, $708 thousand and $675 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Our receivable from PriceFlight was reduced by expenses of $0, $203 thousand and $119 thousand during 2017, 2016 and 2015, respectively. PriceFlight owed us $0, $641 thousand and $845 thousand at December 31, 2017, 2016 and 2015, respectively. The receivable is unsecured and does not bear interest.

Employment Arrangement with Charles W. Price

Charles Price’s son, Charles W. Price, has been an employee of the Company since 2005. Charles W. Price’s total cash and equity compensation for the years ended December 31, 2017, 2016 and 2015 was $178,462, $159,889 and $145,115, respectively. We seek to fill positions with qualified employees, whether or not they are related to our executive officers or directors. We compensate employees who have such relationships within what we believe to be the current market rate for their position and provide benefits consistent with our policies that apply to similarly situated employees.

Stockholders Line of Credit

An open line of credit was available to the voting stockholder of CEP Holdings. The note was payable on demand and bore interest at the applicable federal rate (0.55% for the year ended December 31, 2016). The outstanding balance was $7.9 million on December 31, 2016 and was terminated in January 2017.

Corporate Reorganization

In connection with our corporate reorganization, we will engage in certain transactions with certain affiliates of the Existing Owners, including BCP. See “Corporate Reorganization.”

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of our board of directors;

•	each of the selling stockholders;

•	each of our named executive officers; and

•	all of our directors, director nominees and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 12601 Plantside Dr., Louisville, Kentucky 40299.

	Shares Beneficially Owned Prior to the Offering(1)(2)		Shares of Common Stock Being Offered	Shares Beneficially Owned After the Offering
Common Stock
	Number	%		Number %
Selling Stockholders and Other 5% Stockholders:
BCP(3)
CEP Holdings, Inc.

Directors, Director Nominees and Named Executive Officers:
Charles Price
Bruce Kramer
Scott Sewell
Dorsey “Ron” McCall
Mark Spender
Claire Babineaux-Fontenot
Jack A. Blossman, Jr.
Brian Ferraioli
Robert Flexon
Stephen Tritch

Directors, Director Nominees and Executive Officers as a group (10 persons)

(1)

The amounts and percentages of common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock, except to the extent this power may be shared with a spouse.
(2)	The number of shares of common stock to be issued to our Existing Owners is based on the implied valuation immediately prior to this offering, based on an initial public offering price of $ per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. See “Corporate Reorganization—Existing Owners’ Ownership.”
(3)	BCP’s interest is held through Charah Holdings LP, the BCP Energy Services Funds and BCP Energy Services Fund GP, LP. The general partner of Charah Holdings LP is Charah Holdings GP LLC. Charah Holdings GP LLC is owned by BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP. The general partner of both BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP is BCP Energy Services Fund GP, LP. The general partner of BCP Energy Services Fund GP, LP is BCP Energy Services Fund UGP, LLC. BCP Energy Services Fund UGP, LLC is managed by J.M. Bernhard, Jr. and Jeff Jenkins. Each of the BCP entities and Messrs. Bernhard and Jenkins may be deemed to beneficially own such shares directly or indirectly controlled, but each disclaims beneficial ownership of such shares in excess of its pecuniary interest therein. The address of each of the BCP entities and Messrs. Bernhard and Jenkins is 400 Convention Street, Suite 1010, Baton Rouge, Louisiana 70802.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Charah Solutions will consist                  of                shares of common stock, $0.01 par value per share, of which                shares will be issued and outstanding and                shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Charah Solutions does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares entitled to vote);

•	provide that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding shares of stock entitled to vote thereon;

•	provide that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, special meetings of our stockholders may only be called by the board of directors;

•	provided that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, is required to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	provide that our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, BCP and its affiliates and that they have no obligation to offer us those investments or opportunities; and

•	provide that our amended and restated bylaws can be amended by the board of directors, except to the extent that such amendment would be contrary or inconsistent with the Stockholders’ Agreement, for so long as the Stockholders’ Agreement remains in effect.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders;

•	any action asserting a claim against us or any director, officer, employee or agents of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

•	any action asserting a claim that is governed by the internal affairs doctrine;

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.

Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our common stock for quotation on the NYSE under the symbol “CHRA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                shares of common stock. Of these shares, all of the                shares of common stock (or                shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by the Existing Owners will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors, director nominees and officers, stockholders that own over 5% of our common stock and the selling stockholders have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our omnibus incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and administrative pronouncements of the IRS and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR

PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced income tax treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a United States real property interest (“USRPI”) by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN CONSIDERATIONS APPLICABLE TO U.S. RETIREMENT PLANS AND ARRANGEMENTS

This summary is based on the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities and accounts that are deemed to hold the “plan assets” of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Non-U.S. plans, U.S. governmental plans and certain U.S. church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code (as discussed below), may nevertheless be subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing shares of common stock to determine the suitability of the common stock for such plan and the need for, and the availability, if necessary, of any exemptive relief under any such laws or regulations.

Each ERISA Plan and other investor using the plan assets of U.S. employee benefit plans and retirement arrangements subject to Section 4975 of the Code, such as individual retirement arrangements (“IRAs”) (each, a “Plan”) should consider the fact that none of the issuer, the Company, the Predecessor Companies or any of their affiliates (the “Transaction Parties”) will act as a fiduciary to any Plan with respect to the decision to purchase or hold shares of common stock and is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision. The decision to purchase and hold common stock must be made by each prospective Plan purchaser on an arm’s length basis. In addition, each Plan purchasing the common stock must generally be represented by a fiduciary independent of the Transaction Parties (which may not be an owner of an IRA, in the case of an investor that is an IRA) that (i) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in common stock, (ii) has exercised independent judgment in evaluating whether to invest the assets of such Plan in common stock and (iii) is a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary which proposes to cause a Plan to purchase the common stock should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding is in accordance with the documents and instruments governing the Plan and will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or Section 4975 of the Code.

The fiduciary of a Plan that proposes to purchase and hold any common stock should consider, among other things, whether such purchase and holding may involve a prohibited transaction, including without limitation (i) the direct or indirect extension of credit between a Plan and a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Purchase and/or holding of the common stock by a Plan with respect to which any Transaction Party is or becomes a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the common stock are acquired and held in accordance with an applicable exemption.

Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the common stock by a Plan, depending on the type and circumstances of the fiduciary making the decision to acquire such common stock and the relationship of the party in interest or disqualified person to the Plan. Included among these exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Plan and non-fiduciary service providers to the Plan. In addition, the U.S. Department of Labor has issued certain administrative prohibited transaction exemptions that may apply to the purchase and holding of the common stock, including Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”).

Each of these exemptions contains conditions and limitations on its application, and there can be no assurance that any Class Exemption or any other exemption will be available with respect to any particular transaction involving the common stock.

Consultation with Counsel

The foregoing discussion is general in nature and is not intended to be comprehensive; by its offer of the common stock, the Company makes no representation that purchase or holding of such common stock meets the relevant legal requirements with respect to any particular investor. The complexity of these rules, and the severity of potential penalties, make it particularly important that fiduciaries or other persons considering an acquisition of common stock on behalf of or with the plan assets of any Plan, or plan subject to Similar Law, consult with its counsel regarding the suitability of an acquisition of the common stock in light of such prospective purchaser’s particular circumstances.

Deemed Representation

By its acceptance of any common stock or any interest therein, the purchaser thereof or subsequent transferee will be deemed to have represented, warranted and covenanted that either:

(1)	no assets of a Plan or non-U.S., governmental or church plan have been used to acquire such common stock or an interest therein; or

(2)	(a) the acquisition and holding of such common stock or an interest therein by such person does not and will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any violation of Similar Law; and (b) if it is a Plan, the decision to purchase the common stock has been made by a duly authorized fiduciary (each, a “Plan Fiduciary”) who is independent of the Transaction Parties, which Plan Fiduciary (i) is a fiduciary under ERISA or the Code, or both, with respect to the decision to purchase the common stock, (ii) is not an IRA owner (in the case of an IRA), (iii) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the common stock, (iv) has exercised independent judgment in evaluating whether to invest the assets of such Plan in the common stock, and (v) is either a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control; provided, however, that Plans will not be deemed to make the representations in clause 2(b), above, to the extent that the regulations under Section 3(21) of ERISA issued by the U.S. Department of Labor on April 8, 2016 are rescinded or otherwise are not implemented in their current form.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares of Common Stock
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stifel, Nicolaus & Company, Incorporated
Macquarie Capital (USA) Inc.
First Analysis Securities Corp.
Houlihan Lokey Capital, Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the NYSE under the symbol “CHRA.”

We and all directors, director nominees and officers, stockholders that own over 5% of our common stock and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters; or

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common stock may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33- 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of common stock which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

The common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China (PRC)

This prospectus may not be circulated or distributed in the PRC, and the common stock may not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the common stock described herein. The common stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the common stock have been or will be filed with or approved by any Swiss regulatory authority. The common stock is not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMAXX, and investors in the common stock will not benefit from protection or supervision by such authority.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The common stock is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statement of Charah Solutions, Inc. included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Charah, LLC and Allied Power Management, LLC as of December 31, 2017 (Successor) and December 31, 2016 (Predecessor), and for the period January 13, 2017 through December 31, 2017 (Successor), period January 1, 2017 through January 12, 2017 (Predecessor), and for the year ended December 31, 2016 (Predecessor), included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Charah Solutions, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of February 1, 2018	F-3
Notes to Balance Sheet	F-4

Charah, LLC and Allied Power Management, LLC
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 31, 2017 (Successor) and 2016 (Predecessor)	F-6

Combined Statements of Income for the Periods from January 13, 2017 through December 31, 2017 (Successor) and January 1, 2017 through January 12, 2017 (Predecessor) and for the Year ended December 31, 2016 (Predecessor)

F-8

Combined Statements of Members’ Equity for the Periods from January 13, 2017 through December 31, 2017 (Successor) and January 1, 2017 through January 12, 2017 (Predecessor) and for the Year ended December 31, 2016 (Predecessor)

F-9

Combined Statements of Cash Flows for the Periods from January 13, 2017 through December 31, 2017 (Successor) and January 1, 2017 through January 12, 2017 (Predecessor) and for the Year ended December 31, 2016 (Predecessor)

F-10
Notes to Combined Financial Statements	F-12
Unaudited Interim Financial Statements
Condensed Combined Balance Sheets as of March 31, 2018 and March 31, 2017	F-37

Condensed Combined Statements of Income for the Periods from January  13, 2017 through March 31, 2017 (Successor) and January 1, 2017 through January 12, 2017 (Predecessor) and for the Three Months ended March 31, 2018 (Successor)

F-39

Condensed Combined Statements of Members’ Equity for the Periods from January 13, 2017 through March 31, 2017 (Successor) and January 1, 2017 through January 12, 2017 (Predecessor) and for the Three Months ended March 31, 2018 (Successor)

F-41

Condensed Combined Statements of Cash Flows for the Periods from January 13, 2017 through March 31, 2017 (Successor) and January 1, 2017 through January 12, 2017 (Predecessor) and for the Three Months ended March 31, 2018 (Successor)

F-42
Notes to Condensed Combined Financial Statements	F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Charah Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Charah Solutions, Inc. (the “Company”) as of February 1, 2018 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 1, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Louisville, Kentucky

February 5, 2018

We have served as the Company’s auditor since 2018.

CHARAH SOLUTIONS, INC.

Balance Sheet

(in whole dollars)

February 1, 2018
ASSETS
Receivable from affiliate	$10

Total current assets	10

Total assets	$10

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	$—

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding	10

Total stockholder’s equity	10

Total liabilities and stockholder’s equity	$10

See notes to balance sheet.

CHARAH SOLUTIONS, INC.

Notes to Balance Sheet

1. Organization and Background of Business

Charah Solutions, Inc., or the Company, was incorporated on January 30, 2018 as a Delaware corporation.

The Company was formed to serve as the issuer of an initial public offering of equity, or IPO.

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because the Company had no business transactions or activities, except for the initial capitalization of the Company which was funded by an affiliate. In this regard, general and administrative costs associated with the formation and daily management of the Company have been determined by the Company to be insignificant.

2. Stockholder’s Equity

The Company has authorized share capital of 1,000 common shares with $0.01 par value. On February 1, 2018, all 1,000 shares were issued and acquired by an affiliate for consideration of $10 receivable from that affiliate. Each share has one voting right.

3. Subsequent Events

There have been no events subsequent to February 5, 2018 that would require additional adjustments to or disclosure in our financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Managers and Members of

Charah, LLC and Allied Power Management, LLC

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Charah, LLC and its subsidiaries and Allied Power Management, LLC and its subsidiaries both of which are under common ownership (on a combined basis, the “Companies”), as of December 31, 2017 (Successor) and December 31, 2016 (Predecessor), the related combined statements of income, members’ equity, and cash flows for the period January 13, 2017 through December 31, 2017 (Successor), January 1, 2017 through January 12, 2017 (Predecessor), and for the year ended December 31, 2016 (Predecessor), and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 2017 (Successor) and December 31, 2016 (Predecessor), and the results of their operations and their cash flows for the period January 13, 2017 through December 31, 2017 (Successor), January 1, 2017 through January 12, 2017 (Predecessor), and for the year ended December 31, 2016 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on the Companies’ combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Companies in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Louisville, Kentucky

March 16, 2018 (April 16, 2018 as to Note 9 and the correction of immaterial error disclosed in Note 2)

We have served as the Companies’ auditor since 2017.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Combined Balance Sheets

As of December 31, 2017 and 2016

(in thousands)

	Successor 2017	Predecessor 2016
Assets

Current assets:
Cash	$32,264	$1,001
Trade accounts receivable	47,227	48,668
Receivable from affiliates	38	1,116
Loan to related party	—	7,865
Costs and estimated earnings in excess of billings	7,959	57,817
Inventory	1,666	1,370
Prepaid expenses and other current assets	4,644	1,180

Total current assets	93,798	119,017

Property and equipment:
Plant, machinery and equipment	42,565	61,690
Structural fill site improvements	55,760	—
Vehicles	16,478	16,069
Office equipment	638	1,424
Buildings and leasehold improvements	240	367
Structural fill sites	7,110	16,458

Total property and equipment	122,791	96,008
Less accumulated depreciation and amortization	(22,861)	(34,794)

Property and equipment, net	99,930	61,214

Other assets:
Trade name	34,330	—
Customer relationship, net	71,032	—
Other intangible assets, net	87	4
Goodwill	73,468	—
Equity method investment	5,006	5,241
Restricted cash	—	3,358

Total assets	$377,651	$188,834

See notes to combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Combined Balance Sheets, continued

As of December 31, 2017 and 2016

(in thousands, except share counts)

	Successor 2017	Predecessor 2016
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$15,247	$14,624
Billings in excess of costs and estimated earnings	15,882	1,352
Notes payable, current maturities	19,996	9,040
Deferred compensation	—	18,888
Accrued payroll and bonuses	16,036	2,852
Asset retirement obligation	1,072	865
Purchase option liability, current portion	5,061	—
Accrued expenses	7,959	6,685
Other liabilities	198	—

Total current liabilities	81,451	54,306
Long-term liabilities:
Line of credit	—	39,195
Purchase option liability, less current portion	20,183	—
Notes payable, less current maturities	227,698	73,987

Total liabilities	329,332	167,488

Commitments and Contingencies (see Note 18)
Members’ equity
Common stock—voting, no par value, 18,750 shares authorized and outstanding as of December 31, 2016	—	24
Common stock—non-voting, no par value, 231,250 shares authorized and 168,750 outstanding as of December 31, 2016	—	216
Additional paid in capital, less cost of 484 shares repurchased as of December 31, 2016	—	54
Retained earnings	18,316	20,366
Members’ interest—Charah, LLC Series A, no par, 200,000,000 members’ interest authorized (104,109,890 issued and outstanding) as of December 31, 2017. Series B, no par, 100,000,000 members’ interest authorized (35,199,063 issued and outstanding) as of December 31, 2017	19,718	—
Members’ interest—Allied Power Management, LLC, Series A, no par, 200,000,000 members’ interest authorized (7,210,555 issued and outstanding) as of December 31, 2017. Series B, no par, 100,000,000 members’ interest authorized (2,437,855 issued and outstanding) as of December 31, 2017	9,687	—

Total Charah, LLC Allied Power Management, LLC members’ equity	47,721	20,660
Non-controlling interest	598	686

Total members’ equity	48,319	21,346

Total liabilities and members’ equity	$377,651	$188,834

See notes to combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Combined Statements of Income

(in thousands)

	Successor	Predecessor
	Period from January 13, 2017 through December 31, 2017	Period from January 1 2017, through January 12, 2017	Year Ended December 31, 2016
Revenue	$421,239	$9,130	$265,068
Cost of sales	338,908	7,301	203,228

Gross profit	82,331	1,829	61,840
General and administrative expenses	48,495	3,170	35,170

Operating income (loss)	33,836	(1,341)	26,670
Interest expense	(14,146)	(4,181)	(6,244)
Income from equity method investment	816	48	2,703

Net income (loss)	20,506	(5,474)	23,129
Less income attributable to non-controlling interest	2,190	54	2,198

Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$18,316	$(5,528)	$20,931

Pro forma provision for income taxes (unaudited)	$6,960	$(2,101)	$7,954
Pro forma net income (loss) (unaudited)	$13,546	$(3,373)	$15,175
Pro forma net income (loss) (unaudited) attributable to Charah, LLC and Allied Power Management, LLC (unaudited)	$11,356	$(3,427)	$12,977
Pro forma basic income per common share (unaudited)
Pro forma diluted income per common share (unaudited)

See notes to combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Combined Statements of Members’ Equity

(in thousands, except share counts)

	Charah, LLC Members
	Voting Shares		Non-voting Shares
	Number of Shares	Common Stock	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total	Non-Controlling Interest	Total
Predecessor
Balance, January 1, 2016	18,750	$24	168,750	$216	$54	$(540)	$(246)	$691	$445
Net income	—	—	—	—	—	20,931	20,931	2,198	23,129
Issuance of stock	—	—	49,860	—	—	—	—	—	49,860
Repurchase of stock	—	—	(49,860)	—	—	—	—	—	(49,860)
Distributions	—	—	—	—	—	(25)	(25)	(2,203)	(2,228)

Balance, December 31, 2016	18,750	$24	168,750	$216	$54	$20,366	$20,660	$686	$21,346
Net income (loss)	—	—	—	—	—	(5,528)	(5,528)	54	(5,474)
Distributions	—	—	—	—	—	(20,660)	(20,660)	—	(20,660)

Balance, January 12, 2017	18,750	$24	168,750	$216	$54	$(5,822)	$(5,528)	$740	$(4,788)

	Charah, LLC and Allied Power Management, LLC Combined
	Charah, LLC Members’ Interests	Allied Power Management, LLC Members’ Interests	Retained Earnings	Total	Non-Controlling Interest	Total
Successor
Balance, January 13, 2017	$—	$—	$—	$—	$740	$740
Net income	—	—	18,316	18,316	2,190	20,506
Issuance of original Series A member interests	116,418	—	—	116,418	—	116,418
Issuance of original Series B member interests	36,643	—	—	36,643	—	36,643
Issuance of Series A and B member interests	486	9,514	—	10,000	—	10,000
Share-based compensation—Series A and B interests	1,945	135	—	2,080	—	2,080
Share-based compensation—Series C profits interests	311	38	—	349	—	349
Distributions	(136,085)	—	—	(136,085)	(2,332)	(138,417)

Balance, December 31, 2017	$19,718	$9,687	$18,316	$47,721	$598	$48,319

See notes to combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Combined Statements of Cash Flows

(in thousands)

	Successor	Predecessor
	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
Cash flows from operating activities:
Net income (loss)	$20,506	$(5,474)	$23,129
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	25,719	763	15,601
Amortization of debt issuance costs	4,150	—	664
Loss (Gain) on sale of assets	1,332	123	(1,798)
Income from equity method investment	(816)	(48)	(2,703)
Distributions received from equity method investment	1,099	—	840
Non-cash share-based compensation	2,429	—	7,352
Payment related to deferred stock plan	(18,888)	—	(15,666)
Loss on interest rate swap	198	—	—
Increase (decrease) in cash due to changes in:
Trade accounts receivable	4,814	(3,977)	(6,930)
Receivable from affiliates	195	—	(30)
Costs and estimated earnings in excess of billing	(7,959)	2,185	3,351
Inventory	(1,428)	278	(243)
Prepaid expenses and other current assets	(3,535)	71	(1,161)
Accounts payable	(3,296)	4,380	(15,365)
Billings in excess of costs and estimated earnings	15,882	6	1,352
Accrued payroll and bonuses	13,502	(318)	24
Asset retirement obligation	207	—	865
Accrued expenses	3,681	(2,407)	(931)

Net cash provided by (used in) operating activities	57,792	(4,418)	8,351
Cash flows from investing activities:
Proceeds from the sale of equipment	2,062	—	4,730
Purchases of property and equipment	(12,690)	—	(10,065)
Investment in equity method investment	—	—	(3,378)
Decrease (increase) in restricted cash	3,358	—	(3,358)
Change in loan to related party, net	—	—	(3,814)

Net cash used in investing activities	(7,270)	—	(15,885)

See notes to combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Combined Statements of Cash Flows, continued

(in thousands)

	Successor	Predecessor
	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
Cash flows from financing activities:
Net payments on line of credit	(43,800)	4,605	(3,301)
Proceeds from long-term debt	395,004	298	32,887
Principal payments on long-term debt	(242,090)	(440)	(20,060)
Capital contribution to Allied Power Management, LLC	10,000	—	—
Distributions to non-controlling interest	(2,333)	—	(2,203)
Distributions to members	(136,085)	—	(25)

Net cash provided by (used in) financing activities	(19,304)	4,463	7,298

Net increase (decrease) in cash	31,218	45	(236)
Cash, beginning of period	1,046	1,001	1,237

Cash, end of period	$32,264	$1,046	$1,001

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$9,747	$104	$5,550

Non-cash investing and financing transactions

During the period from January 1, 2017 through January 12, 2017 (Predecessor), the loan to related party of $7,865, receivables from affiliates of $883 and assets and liabilities related to the un-acquired business amounting to $11,912 were distributed to CEP Holdings, Inc. as non-cash distributions.

During the period from January 13, 2017 through December 31, 2017 (Successor), Charah purchased $5,898 of equipment with seller provided financing.

At January 12, 2017, Charah, LLC reflected a non-cash transaction to re-value its assets and liabilities resulting from the transaction described in Note 3.

See notes to combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements

(dollars in thousands unless otherwise indicated)

1. Nature of Business

During 2016, Charah, Inc. converted from an S corporation to a limited liability company and changed its name to Charah, LLC (Charah). In December 2016, Charah became a wholly owned subsidiary of CEP Holdings, Inc. In January 2017, Charah became a wholly owned subsidiary of Charah Sole Member LLC, which itself is a wholly owned subsidiary of Charah Management LLC. Charah Management LLC was a wholly owned subsidiary of CEP Holdings, Inc.

As noted in Note 3, on January 13, 2017, Charah Management LLC completed a transaction with Bernhard Capital Partners Management, LP (BCP), a previously unrelated third party, pursuant to which BCP acquired a 76% equity position of Charah Management LLC. Our historical financial and operating information as of and for the year ended December 31, 2017 may not be comparable to the historical financial and operating information as of and for the year ended December 31, 2016. References to “Successor” relate to the financial position and results of operations of Charah, LLC and Allied Power Management, LLC on a combined basis for the period including and after January 13, 2017, and references to “Predecessor” relate to the financial position and results of operations of Charah, LLC for the period through January 12, 2017.

Allied Power Management, LLC (Allied) was formed and became a wholly owned subsidiary of Allied Power Holdings, LLC in May 2017. In July 2017, Allied became a wholly owned subsidiary of Allied Power Sole Member, LLC, which itself is a wholly owned subsidiary of Allied Power Holdings, LLC. Allied Power Holdings, LLC has been under common control with Charah Management LLC since April 2017.

The combined financial statements include the assets, liabilities, members’ equity, and results of operations of Charah and Allied, on a combined basis, together with their consolidated subsidiaries. References to the “Companies,” “we,” “our,” and “us,” refer to Charah and Allied combined. References to “Predecessor” refer to Charah. References to “Charah Solutions” refer to Charah Solutions, Inc. and its subsidiaries. Charah is the predecessor for accounting purposes of Charah Solutions which was formed for the purposes of submitting a registration statement for its initial public offering of common stock (the “Offering”).

Under the JOBS Act, the Companies expect that it will meet the definition of an “emerging growth company,” which would allow the Companies to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. The Companies intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until the Companies are no longer an emerging growth company.

The Companies provide mission-critical environmental and maintenance services to the power generation industry that enable customers to continue operations and provide necessary electric power to communities nationwide. Services offered include a suite of coal ash management and recycling, environmental remediation and outage maintenance services. We also design and implement solutions for complex environmental projects (such as ash pond closures) and facilitate coal ash recycling through byproduct sales and other beneficial use services. The Companies have corporate offices in Kentucky, North Carolina, and Louisiana, and principally operate in the eastern and mid-central United States.

In February 2009, Charah organized Ash Management Services, LLC (AMS) as a wholly-owned subsidiary. AMS provides ash management services to the utility industry.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

In December 2013, Charah organized Ash Venture LLC (Ash Venture). Ash Venture is a joint venture owned 67% by Charah. The profits and losses are allocated 67% to Charah and 33% to the non-controlling interest holder. Ash Venture provides ash management and remarketing services to the utility industry.

In May 2014, Charah organized Green Meadow, LLC (Green Meadow) as a wholly-owned subsidiary. Green Meadow was created to own certain properties operated by Charah.

In July 2015, Charah organized Green Meadow II, LLC (Green Meadow II) and Big Tree, LLC (Big Tree). Both entities were formed for potential land acquisitions and remained inactive during 2016 and 2017.

In April and May 2017, Allied organized three wholly owned subsidiaries through which Allied began conducting, and currently conducts, its utility maintenance, modification, and construction operations: Allied Power Services, LLC (Power Services), Allied Plant Services, LLC (Plant Services), and Allied Power Resources, LLC (Power Resources). Power Services, formerly named Allied Plant Services, LLC, conducts Allied’s utility maintenance, modification, and construction operations using non-union, non-staff augmentation employees. Plant Services, formerly named Allied Industrial Services, LLC, conducts Allied’s utility maintenance, modification, and construction operations using unionized labor. Power Resources conducts Allied’s utility maintenance, modification, and construction operations using staff augmentation employees.

The accompanying combined financial statements include the accounts of the Companies and their consolidated subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Unaudited Pro Forma Income Information

The unaudited pro forma income information gives effect to the anticipated corporate reorganization and the resulting legal entity for the new holding company of Charah and Allied, which is incorporated as a “C” Corporation. Prior to such anticipated corporate reorganization, the holding company for Charah and Allied was a limited liability company and generally not subject to income taxes. The pro forma net income, therefore, includes an adjustment for income tax expense as if the holding company for Charah and Allied had been a “C” Corporation for all periods presented at an assumed combined federal, state and local effective income tax rate of 38%, which approximates the calculated statutory tax rate for each period. This tax rate does not reflect the impact of U.S. tax reform, which reduces the federal U.S. statutory tax rate from 35% to 21% effective in 2018.

The unaudited pro forma basic and diluted net income per common share is computed using unaudited pro forma net income, as discussed above, and reflects (i) the estimated number of shares of common stock we expect to have outstanding upon the completion of the Company’s reorganization and (ii) the estimated number of shares of common stock that will be issued in connection with the initial public offering that will be used to repay the Term Loan.

2. Summary of Significant Accounting Policies

Management’s Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions, in particular estimates of costs to complete contracts in process, that affect the reported amounts in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Balance Sheet Classification

The Companies include in current assets and liabilities retainage amounts payable, asset retirement obligation, costs and estimated earnings in excess of billings and billings in excess of costs and estimated

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

earnings, which may extend beyond one year. A one-year time period is used as the basis for classifying all other assets and liabilities.

Cash

The Companies and subsidiaries maintain cash in bank deposit accounts which, at times, may exceed federally insured limits. The Companies and subsidiaries have not experienced any losses in such accounts. The Companies and subsidiaries believe they are not exposed to any significant credit risk on cash.

Restricted Cash

Charah was required to establish an escrow account for the post closure care costs related to the structural fill sites. The post closure care costs are also covered by financial guarantee and performance bonds. During the period from January 13, 2017 to December 31, 2017 (Successor), the requirement to maintain the escrow account was removed and the cash was returned to Charah.

Trade Accounts Receivable

Trade accounts receivable consist of amounts due from customers. An allowance for doubtful accounts is recorded to the extent it is probable that a portion of a particular account will not be collected. Management determines the allowance for doubtful accounts by evaluating individual customer receivables and considering a customer’s financial condition, credit history, and the current economic conditions. Management believes all trade accounts receivable at December 31, 2017 (Successor) and 2016 (Predecessor) are fully collectible; therefore, the combined financial statements do not include an allowance for doubtful accounts.

Trade accounts receivable balances are considered past due based upon contract or invoice terms and are charged off when deemed uncollectible. The Companies do not charge interest on customer accounts and generally do not require collateral on sales and services during the normal course of business. The Companies have the right to file liens on the owner’s property with regards to certain construction contracts.

Inventory

Inventories, mainly comprising of ash for resale, are valued using the first-in, first-out (FIFO) method. Inventories are stated at the lower of cost or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is provided principally by the straight-line method over the estimated useful lives of the assets as follows:

Plant, machinery and equipment	2 - 15 years
Vehicles	2 - 10 years
Office equipment	2 - 10 years
Buildings and leasehold improvements	5 - 40 years

Repair and maintenance costs are expensed as incurred and expenditures for improvements are capitalized.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

Structural Fill Sites

Cost Basis of Structural Fill Sites, Associated Site Improvement Costs and Related Asset Retirement Obligation (ARO)

Prior to the BCP transaction (see Note 3), the acquisition cost of the structural fill sites was capitalized. As a result of the BCP transaction (see Note 3) the fair value of the site improvements related to the structural fill sites was recognized. The site improvement costs relate to items such as directly related engineering, liner material and installation, leachate collection systems, environmental monitoring equipment, on-site road and rail construction and other infrastructure costs. The structural fill sites are a part of the Company’s Environmental Solutions Segment.

Following is a description of our asset retirement activities and our related accounting:

•	Final capping and closure involves the installation of drainage and compacted soil layers and topsoil over areas where total airspace capacity has been consumed. Asset retirement obligations are recorded on a units-of-consumption basis as airspace is consumed (see Note 19). The liability is based on estimates of the discounted cash flows.

•	Post closure involves the maintenance and monitoring of the structural fill sites. Generally, we are required to maintain and monitor the structural fill sites for a 30-year period. These maintenance and monitoring costs are recorded as an asset retirement obligation as airspace is consumed over the life of the structural fill sites. Post-closure obligations are recorded over the life of the structural fill sites on a units-of-consumption basis as airspace is consumed (see Note 19), based on estimates of the discounted cash flows associated with performing post-closure activities.

We develop our estimates of these obligations using input from our operations personnel. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Absent quoted market prices, the estimate of fair value is based on the best available information, including the results of present value techniques. We use professional engineering judgment and estimated prices paid for similar work to determine the fair value of these obligations. We are required to recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves. In those instances where we perform the work with internal resources, the incremental profit margin realized will be recognized as a component of operating income when the work is completed.

Once we have determined the final capping, closure and post-closure costs, we inflate those costs to the expected time of payment and discount those expected future costs back to present value. During the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), we inflated these costs in current dollars until the expected time of payment using an inflation rate of 3.0%. We discounted these costs to present value using the credit-adjusted, risk-free rate effective at the time an obligation is incurred, consistent with the expected cash flow approach. Any changes in expectations that result in an upward revision to the estimated cash flows are treated as a new liability and discounted at the current rate while downward revisions are discounted at the historical weighted average rate of the recorded obligation. As a result, the credit-adjusted, risk-free discount rate used to calculate the present value of an obligation is specific to each individual asset retirement obligation. The weighted average rate applicable to our long-term asset retirement obligations at December 31, 2017 (Successor) is approximately 5.25%.

We record the estimated fair value of final capping, closure and post-closure liabilities for our structural fill sites based on the capacity consumed through the current period. Because these obligations are measured at

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

estimated fair value using present value techniques, changes in the estimated cost or timing of future final capping, closure and post-closure activities could result in a material change in these liabilities, related assets and results of operations. We assess the appropriateness of the estimates used to develop our recorded balances annually, or more often if conditions warrant.

Changes in inflation rates or the estimated costs, timing or extent of future final capping, closure and post-closure activities typically result in both (i) a current adjustment to the recorded liability and structural fill site asset and (ii) a change in liability and asset amounts to be recorded prospectively over the remaining permitted airspace. Any changes related to the capitalized and future cost of the structural fill assets are then recognized in accordance with our amortization policy, which would generally result in amortization expense being recognized prospectively over the remaining capacity of the permitted airspace. Changes in such estimates associated with airspace that has been fully utilized results in an adjustment to the recorded liability and landfill assets with an immediate corresponding adjustment to landfill airspace amortization expense.

Depreciation of Structural Fill Sites and Site Improvements

The depreciable basis of a structural fill site includes amounts previously expended and capitalized and projected asset retirement costs related to final capping, closure and post-closure activities.

The value of the structural fill sites to Charah diminishes in direct correlation to the amount of airspace used for ash deposits. Depreciation is recorded on a units-of-consumption basis, applying expense as a rate per ton. The rate per ton is calculated by dividing the depreciable basis of the structural fill site by the number of tons needed to fill the corresponding site’s airspace. Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our structural fill sites. The remaining permitted airspace is determined by comparing the existing structural fill sites topography to the expected final structural fill sites topography.

Once the remaining permitted airspace is determined in cubic yards, an airspace utilization factor (AUF) is established to calculate the remaining permitted capacity in tons. The AUF is established using the measured density obtained from previous surveys and is then adjusted to account for current and future expected compaction rates. The initial selection of the AUF is subject to a subsequent multi-level review by our engineering group, and the AUF used is reviewed on a periodic basis and revised as necessary.

After determining the costs and remaining permitted capacity at each of our structural fill sites, we determine the per ton rates that will be expensed as ash is received and deposited at the structural fill sites by dividing the costs by the corresponding number of tons. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, or our airspace utilization could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher depreciation rates or higher expenses; or higher profitability may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a structural fill site asset, we may be required to recognize an asset impairment or incur significantly higher depreciation expense.

Depreciation for the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor) was $17,603, $90 and $2,182, respectively.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

The remaining capacity of the active structural fill site at December 31, 2017 (Successor), January 12, 2017 (Predecessor), and December 31, 2016 (Predecessor) was 6.2 million tons (52%), 9.2 million tons (77%) and 9.3 million tons (78%), respectively. The Company also owns an additional structural fill site with 8.0 million tons (100%) of capacity.

Equity Method Investment

In January 2016, Charah organized a joint venture with an unrelated third party. Charah has a 50% interest in the joint venture, which is accounted for by the equity method.

Intangible Assets

The Companies’ intangible assets consist of the following as December 31, 2017 (Successor):

	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$78,200	$7,168	$71,032
Rail easement	110	23	87
Trade name (indefinite lived)	34,330	—	34,330
Goodwill	73,468	—	73,468

Closing balance	$186,108	$7,191	$178,917

As of December 31, 2017 (Successor), estimated amortization expense of the Companies’ intangible assets for each of the next five years and thereafter is as follows:

2018	$7,844
2019	7,844
2020	7,844
2021	7,834
2022	7,820
Thereafter	31,933

Total	$71,119

Definite Lived Intangible Assets

As of December 31, 2017 (Successor), intangible assets include customer relationships and a rail easement. These assets are amortized on a straight-line basis over their estimated useful lives of ten years for customer relationships and four and half years for the rail easement. Prior to January 13, 2017 (the Predecessor periods), intangible assets consisted of patents and software related to Charah’s website. These assets were amortized on a straight-line basis over their estimated useful lives of fifteen years for patents and three years for software. Accumulated amortization for intangible assets was $47 at December 31, 2016 (Predecessor). Amortization expense was $7,191, $0 and $1 during the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), respectively.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

Goodwill and Other Indefinite Lived Intangible Assets

Goodwill represents the excess of the cost of an acquisition price over the fair value of acquired net assets, and such amounts are reported separately as goodwill on our combined balance sheets. Our total goodwill, which resulted from the application of “push-down” accounting associated with BCP’s January 2017 acquisition of a 76% equity position in Charah Management LLC was $73,468 as of December 31, 2017 (Successor). Additionally, as a result of push down accounting, an intangible asset for Charah’s trade name of $34,330 was recognized. Charah’s trade name is considered to have an indefinite life.

Indefinite lives intangible assets are not amortized, but instead are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we elect not to perform a qualitative assessment, we perform a quantitative assessment, or two-step impairment test, to determine whether a goodwill impairment exists at a reporting unit. The first step in our quantitative assessment identifies potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Fair value is typically estimated using an income approach based upon discounted cash flows. However, when appropriate, we may also use a market approach. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units’ expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported earnings. We then apply that multiple to the reporting units’ earnings to estimate their fair values. We believe that this approach may also be appropriate in certain circumstances because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value is computed using several factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them in our analysis. However, we believe our methodology for estimating the fair value of our reporting units is reasonable.

When performing the impairment test for indefinite-lived intangible assets other than goodwill, we generally first conduct a qualitative analysis to determine whether we believe it is more likely than not that an asset has been impaired. If it is more likely than not that an asset has been impaired, we then evaluate for impairment by comparing the estimated fair value of the asset to its carrying value. An impairment charge is recognized if the asset’s estimated fair value is less than its carrying value. Fair value is typically estimated using an income approach. The income approach is based on the long-term projected future cash flows. We discount the estimated

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

cash flows to present value using a weighted average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the expected long-term performance considering the economic and market conditions that generally affect our business. Fair value is computed using several factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them in our analysis. However, we believe our methodology for estimating the fair value of these assets is reasonable.

We perform our impairment test as of October 31st of each year. During 2017, we performed a qualitative assessment and determined there were no indicators of impairment during the period from the January 13, 2017 acquisition date to our October 31, 2017 impairment assessment date.

Purchase Option Liability

In the BCP transaction (see Note 3), Charah recorded the fair value of a bargain purchase liability for an option held by a customer and a third party for the structural fill sites. The purchase option liability is calculated as the difference between the estimated fair value of the structural fill sites at the date the option will most likely be exercised, and the option price to be paid by the customer or third party. The purchase options are exercisable after completion of work at the structural fill sites. The bargain purchase option is amortized over the structural fill sites’ estimated useful life. The following table reflects activity related to the bargain purchase liability:

Fair value of liability recognized January 13, 2017	$29,883
Amortization in the period from January 13, 2017 to December 31, 2017 (Successor)	(4,639)

Balance, December 31, 2017 (Successor)	25,244
Less current portion	(5,061)

Non-current portion	$20,183

Fair Value Disclosure

Long-term debt bears interest at variable rates and book value approximates fair value, and is considered to be level 2 in the fair value hierarchy. Restricted cash is considered to be level 2 in the fair value hierarchy, and book value approximates fair value. The interest rate swap (within other liabilities) is considered to be level 2 in the fair value hierarchy. The Companies do not have any recurring or non-recurring level 3 fair value measurements as of December 31, 2017 (Successor) or 2016 (Predecessor) other than the application of “push down” accounting resulting from the BCP transaction described in Note 3, and as related to Charah and Allied Series C Profits Interests as described in Note 17 or 2016 (Predecessor), and there have been no transfers between levels 2 and 3 of the fair value hierarchy during the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor).

Revenue Recognition

Revenue from management contracts is recognized when the ash is hauled to the landfill, or the management services are provided. Revenue from the sales of ash is recognized when it is delivered to the

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

customer. Certain contracts contain minimum quantity and quality standards that if not met will reduce the amount of revenue recognized. When applicable, revenue is recorded net of sales tax.

Revenue and Cost Recognition on Construction Contracts

During the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), we recognized approximately 45%, 51% and 66%, respectively, of our total revenues using the percentage-of-completion method. Accounting for these contracts involves management judgment in estimating total contract revenue and cost. Contract revenues are largely determined by negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders and price adjustment clauses (such as inflation or index-based clauses). Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management judgment. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, and asset utilization. We have processes during which management reviews the progress and performance of our contracts. As part of this process, management reviews information including any outstanding key contract matters, progress toward completion and the related project timeline, and the related changes in estimates of revenues and costs. Anticipated losses on long-term contracts are recognized when such losses become evident. During the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), we did not have any losses on long-term contracts.

Revenue from contract claims is recognized when invoiced. Revenue from contract change orders is recognized when it is probable that the change order will be approved, the amount can be reasonably estimated, and the work has been completed.

The asset, “Costs and estimated earnings in excess of billings” represents revenue recognized in excess of amounts billed on uncompleted contracts. The liability, “Billings in excess of costs and estimated earnings” represents billings in excess of revenue recognized. As a result of the BCP transaction and the push down of fair values to Charah, the costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings amounts at January 13, 2017 were reduced to $0.

Freight Costs

Freight costs charged to customers are included in revenue. Costs incurred by the Companies and subsidiaries for freight are included in cost of sales.

Income Taxes

In December 2016, Charah converted to a limited liability company treated as a partnership for income tax purposes. Prior to December 2016, Charah was an S Corporation that elected to be taxed as a partnership for income tax purposes. Charah is, therefore, not subject to federal and certain state income taxes.

Allied is a limited liability company treated as a partnership for income tax purposes. The subsidiaries of Allied and Charah are limited liability companies and are disregarded entities for income tax purposes.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

The items of income and deductions for the Companies are included on the income tax returns of the Company. With regards to federal taxes and states that follow federal tax treatment the members report the distributive share of the Companies’ earnings on their income tax returns and are subject to taxation at the stockholder level. The Companies are subject to income tax in some jurisdictions in which they operate. When the taxes are based on income, the expense, if any, is included within the provision for income taxes on the accompanying combined statements of income. When the taxes are based on amounts other than income, the expense is included within general and administrative expenses.

Business Segments

The Companies have identified the following business segments:

Environmental Solutions (ES). The Environmental Solutions segment includes remediation and compliance services, as well as byproduct sales. Remediation and compliance services is associated with customers’ need for multiyear environmental improvement and sustainability initiatives, whether driven by proactive engagement by power generation customers, by regulatory requirements or by consumer expectations and standards. Byproduct sales supports both power generation customers’ desire to profitably recycle recurring volumes of coal combustion residuals and ultimate end customers’ need for high-quality, cost-effective raw material substitutes.

Maintenance and Technical Services (M&TS). The Maintenance and Technical Services segment includes fossil services and nuclear services. Fossil services is the recurring and mission-critical management of coal ash for coal-fired power generation facilities. Nuclear services, which we market under the Allied Power brand name, includes routine maintenance, outage services, facility maintenance and staffing solutions for nuclear power generation facilities.

Stock/Share-Based Compensation Plans

Prior to December 31, 2016 (Predecessor), Charah had a Deferred Stock Plan (the Plan) for the benefit of certain key employees. Charah accounted for the Plan as a liability-classified plan. The Plan was terminated in December 2016, all units became 100% vested and were converted into shares of non-voting common stock.

In 2017, Charah Management LLC and Allied Power Management LLC each issued certain Series C member interests to employees of the Companies. Additionally certain employees of Allied Power Management LLC were granted Series B member interests in both Charah Management LLC and Allied Power Management LLC.

The Companies account for the Series C interests as an equity-classified plan, in accordance with the fair value recognition provisions of Accounting Standards Codification (ASC) Topic 718. The Company utilizes the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating (a) the volatility of the Companies’ common stock price over the expected term, (b) the number of units that will ultimately not complete their vesting requirements (forfeitures) and (c) expected dividends. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amounts recognized on the combined statements of income.

Stock based compensation expense is recognized in general and administrative expenses.

See Note 17.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

Correction of Immaterial Error

Subsequent to the issuance of the Company’s combined financial statements for the year ended December 31, 2017, the Company identified an immaterial error related to the valuation of an interest rate swap. The Company evaluated the materiality of this misstatement from quantitative and qualitative perspectives, and concluded that it was immaterial. Management has restated the 2017 combined financial statements to correct this immaterial error. The correction resulted in the following adjustments to the 2017 combined financial statements: (1) an increase to interest expense and decrease to net income, retained earnings and members equity of $2,168; (2) a decrease to other assets and total assets of $1,970 and (3) an increase in other liabilities, current liabilities, and total liabilities of $198. On the statement of cash flows, this error decreased net income by $2,168, with an offsetting change within cash flows from operating activities on the line loss on interest rate swap; there was no impact on cash flows from operating, investing, or financing activities.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the combined balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Charah adopted ASU 2015-03 during 2016 (see Note 8). The adoption of this standard resulted in $1,849 of debt issuance costs presented as a deduction from the carrying amount of debt.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires that inventory measured using FIFO or average cost be measured at the lower of cost and net realizable value. The ASU is effective for annual periods beginning after December 15, 2016. Charah adopted the provisions of ASU 2015-11, prospectively, effective January 1, 2017. The impact on the combined financial statements was not material.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The core principle of ASU 2014-09 is to recognize revenues when a customer obtains control of a good or service, in an amount that reflects the consideration to which an entity is expected to be entitled for those goods or services. The standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year. The updated standard will be effective for the year ending December 31, 2019, with early adoption permitted. The Companies have not yet selected a transition method and are currently evaluating the effect that the new standard will have on the combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), requiring all leases to be recognized on the combined balance sheet as a right-of-use asset and a lease liability, unless the lease is a short term lease (generally a lease with a term of twelve months or less). At the commencement date of the lease, the Companies will recognize: 1) a lease liability for the Companies’ obligation to make payments under the lease agreement, measured on a discounted basis; and 2) a right-of-use asset that represents the Companies’ right to use, or control the use of, the specified asset for the lease term. Upon adopting the ASU, the Companies will be required to recognize and measure their leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 will be effective for the Companies for the year ending December 31, 2020, with early adoption permitted. In January 2018, the FASB issued ASU 2018-01, allowing an entity to elect not to assess whether certain land easements are, or contain, leases when transitioning to the new lease standard.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This update addresses specific cash flow issues, including debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, and proceeds from the settlement of insurance claims. ASU 2016-15 will be effective for the Companies for the year ending December 31, 2019. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Upon adopting the ASU, amounts generally described as restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective for the Companies for the year ending December 31, 2019, with early adoption permitted. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business. ASU 2017-01 changes the definition of a business in an effort to assist entities with evaluating whether a set of transferred assets and activities is a business when accounting for acquisitions, disposals, goodwill, impairment and consolidations. The guidance will require an entity to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, and thus is not a business combination. ASU 2017-01 will be effective for the Companies for the year ending December 31, 2019. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates step two from the goodwill impairment test and requires an entity to recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, up to the amount of goodwill allocated to that reporting unit. ASU 2017-04 will be effective for the Companies for the year ending December 31, 2022, with early adoption permitted. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides guidance about which changes to the terms or conditions of a share-based payment award requires application of modification accounting. ASU 2017-09 will be effective for the Companies for the year ending December 31, 2018, with early adoption permitted. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

3. Business Combination

On January 13, 2017, Charah Management LLC completed a transaction with BCP, a previously unrelated third party pursuant to which BCP acquired a 76% equity position in Charah Management LLC. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

Combinations. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition, as summarized below.

By the application of “push-down” accounting, Charah’s assets and liabilities were accordingly adjusted to fair value.

Net working capital	$26,704
Net nonoperating assets/liabilities	9,679
Property, plant and equipment	107,876
Rail easement	110
Purchase option liability	(29,883)
Trade name intangible assets	34,330
Customer relationship intangible assets	78,200
Goodwill	73,468

Total purchase price	$300,484

Approximately $60 million of the goodwill relates to the Environmental Solutions segment and the remainder relates to the Maintenance and Technical Services segment. When the Company finalizes the purchase price allocation in the first quarter of 2018, the Company will finalize the allocation of goodwill to the reportable segments.

4. Receivable from Affiliates and Related Party Transactions

Circle Four, Inc. (C4), an entity majority-owned by a trust controlled by a stockholder of the ultimate parent company of Charah, stores machinery and equipment for Charah. Rental expense of $0, $0 and $21 was incurred during the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), respectively. C4 owed the Company $0 and $216 at December 31, 2017 (Successor) and 2016 (Predecessor), respectively. The receivable as of December 31, 2016 (Predecessor) was distributed to the parent company during January 2017. The receivable was unsecured and did not bear interest.

The Companies contributed $2,920 in 2016 to the Price Foundation, which is controlled by a stockholder of the ultimate parent company of Charah. No amounts were contributed either during the period from January 13, 2017 through December 31, 2017 (Successor) nor during the period from January 1, 2017 through January 12, 2017 (Predecessor).

Charah rents their corporate office, housing at work sites and a condo from Price Real Estate, LLC (PRE), an entity owned by a stockholder of the ultimate parent company of Charah. The lease for the corporate office is a triple net lease through May 31, 2020, requiring monthly payments of $36 as of December 31, 2017 (Successor), increasing by the consumer price index each year on June 1. Other property is rented on a month-to-month basis. Rental expense of $438, $15 and $638 was incurred during the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), respectively. Charah had a receivable due from PRE of $0 and $25 at December 31, 2017 (Successor) and 2016 (Predecessor), respectively. The receivable as of December 31, 2016 (Predecessor) was distributed to the parent company during January 2017. The receivable was unsecured and did not bear interest.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

PriceFlight, LLC (PF), an entity owned by a stockholder of the ultimate parent company of Charah, provides flight services to Charah. Expenses to PF for flight services amounted to $685, $21, and $708 for the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), respectively. Charah’s receivable from PF was reduced by expenses of $0, $0, and $203 during the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), respectively. PF owed the Company $0 and $641 at December 31, 2017 (Successor) and 2016 (Predecessor), respectively. The receivable as of December 31, 2016 (Predecessor) was distributed to the parent company during January 2017. The receivable was unsecured and did not bear interest.

Management determined that PRE and PF are variable interest entities. Charah has variable interests in them through the common ownership and contractual agreements discussed above. Charah is not considered to be the primary beneficiary. Management considers the likelihood to be remote that Charah will be required to make future funds available to PRE and PF. However, were Charah required to make funds available the maximum exposure to Charah would be any excess of the debt obligations of PRE and PF over the fair value of their respective assets.

5. Loan to Related Party

An open line of credit was available to the voting stockholder of the ultimate parent company of Charah through January 12, 2017 (the Predecessor periods). The note was payable on demand with interest at the Applicable Federal Rate. The note was distributed to the ultimate parent company in January 2017. The outstanding balance at December 31, 2016 (Predecessor) was $7,865.

6. Equity Method Investment

Charah has an equity method investment that provides ash management and remarketing services to the utility industry. Charah accounts for its investment under the equity method of accounting because Charah has significant influence over the financial and operating policies of the equity method investment. Charah had a receivable due from the equity method investment of $61 and $233 at December 31, 2017 (Successor) and 2016 (Predecessor), respectively.

Summarized balance sheet information of our equity method investment as of December 31 is as follows:

Balance Sheet Data	Successor 2017	Predecessor 2016
Current assets	$1,946	$2,643
Noncurrent assets	764	790

Total assets	$2,710	$3,433

Current liabilities	298	551
Equity of Charah	5,006	5,241
Equity of JV Partner	(2,594)	(2,359)

Total liabilities and member equity	$2,710	$3,433

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

Summarized financial performance of our equity method investment is as follows:

	Successor	Predecessor
	Period from January 13, 2017 through December 31, 2017	Period from January 1 2017, through January 12, 2017	Year Ended December 31, 2016
Operating Data
Revenues	$7,573	$300	$11,384
Net income	$1,632	$96	$5,405
The Company’s share of net income	$816	$48	$2,703

The following table reflects the activity in our investment account:

	Successor	Predecessor
	Period from January 13, 2017 through December 31, 2017	Period from January 1 2017, through January 12, 2017	Year Ended December 31, 2016
Opening balance	$5,289	$5,241	$—
Contributions	—	—	3,378
Distributions	(1,099)	—	(840)
Share of net income	816	48	2,703

Closing balance	$5,006	$5,289	$5,241

7. Line of Credit Agreement

In June 2015, Charah entered into a $45,000 revolving loan agreement with a bank, secured by essentially all of the assets of Charah and its subsidiaries. Availability under the loan agreement was limited to a borrowing base. Interest on advances was calculated using the London inter-bank offered rate (LIBOR) Daily Floating Rate (0.52% as of December 31, 2016) plus the Applicable Rate (3.0% as of December 31, 2016 (Predecessor)), which was based upon the consolidated leverage ratio. The agreement was set to mature on June 30, 2018. The revolving loan agreement contained financial covenants related to fixed charge coverage ratio and the consolidated leverage ratio. The agreement also included a clause to begin reducing the revolving commitment in September 2016 in periodic intervals.

In December 2015, the credit agreement was amended to increase the revolving commitment to $50,000.

In February 2016, the credit agreement was amended which modified the definition of the borrowing base.

In March 2016, the credit agreement was amended primarily in order to modify the borrowing base and increase the revolving commitment. The Applicable Rate was changed to have a range of 1.75% to 3.50%. The revolving commitment was increased to $57,000. Covenants were modified to allow Charah to enter into subordinated debt (not to exceed $25,000) and to enter into debt related to capital assets up to $5,000 per fiscal year. The definitions of the consolidated leverage ratio and consolidated fixed charge coverage ratio were modified. Additionally, new covenants were added relating to restrictions on spending and production under certain significant customer contracts.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

In April 2016, the credit agreement was amended primarily in order to increase the revolving commitment and extend the maturity date. The revolving commitment was increased to a maximum of $65,000. The definition of the borrowing base was modified. After June 15, 2016, the revolving commitment was set to reduce to $55,000 and on March 31, 2017, the commitment was set to reduce to $50,000.

In June, 2016, the credit agreement was amended primarily in order to modify the borrowing base.

At December 31, 2016 (Predecessor), Charah issued four letters of credit totaling $3,856. The letters of credit were secured by accounts receivable of the Company.

In January 2017, the credit agreement was terminated and paid in full, and Charah entered into a $110,000 revolving credit facility with the same bank, with a maturity date of January 2022. The agreement also provided for additional borrowings starting at $38,000 that reduced to $0 as of December 31, 2017. Interest was calculated using the LIBOR rate plus the Applicable Rate. The Applicable Rate was based upon the consolidated leverage ratio and ranged from 1.75% to 3.5%. If certain stipulated criteria were met, the outstanding principal and accrued interest on the credit facility could be prepaid without penalty. The debt was paid in full in October 2017.

In January 2017, Charah also entered into a $13,000 equipment line scheduled to term out every 6 months or once the maximum borrowings had been reached. The debt was paid in full in October 2017.

In August 2017, Allied entered into a $20,000 revolving credit facility with a bank, with its immediate parent company, its subsidiaries and Charah serving as guarantors. Availability under the revolving credit facility was limited to a borrowing base. Interest was calculated using the LIBOR rate plus the Applicable Margin. Based on the consolidated leverage ratio, the Applicable Rate ranged from 1.50% to 3.00%. The agreement was set to mature on August 17, 2019. A total of $6 million was borrowed against the revolving credit facility in September 2017. The debt was paid in full in October 2017.

In October 2017, the Companies then existing credit agreements were terminated and paid in full. The Companies entered into a credit agreement with a bank providing for a revolving credit facility (the Credit Facility) with a principal amount of up to $45,000. The interest rates per annum applicable to the loans under the Credit Facility are based on a fluctuating rate of interest measured by reference to, at the Companies’ election, either (1) an adjusted LIBOR plus a 2.00% borrowing margin, or (2) an alternative base rate plus a 1.00% borrowing margin. Customary fees are payable in respect of the Credit Facility and include (1) commitment fees in an annual amount equal to 0.05% of the daily unused portions of the Credit Facility, and (2) a 2.00% fee on outstanding letters of credit. The revolving facility has a scheduled maturity date of October 25, 2022. There are no amounts drawn on the revolving credit facility as of December 31, 2017. At December 31, 2017 (Successor), letters of credit issued in the aggregate amount of $12.5 million were outstanding under the Credit Facility.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

8. Notes Payable

Notes payable as of December 31 are as follows:

	Successor	Predecessor
	2017	2016
Equipment notes entered into during 2014, 2015 and 2016, payable in monthly installments ranging from $2 to $146 including interest ranging from 3.3% to 4.85% (3.9% weighted average interest rate at December 31, 2016); maturing at varying dates through July 2023. The note was collateralized by equipment. The notes were covered by the same covenants and amendments as the line of credit (see Note 7). The debt was paid in full in January 2017, with an associated prepaid penalty of $622.	$—	$44,449

Loan from the Kentucky Agricultural Finance Corporation, payable in annual installments of $405 including interest at 3.25%, maturing in April 2020. The debt was paid in full in January 2017.	—	1,497

Loan related to purchase of property by Green Meadow. The loan was collateralized by the underlying land asset. Principal payments of $270 were due monthly. Interest was calculated using the LIBOR Daily Floating Rate plus the Applicable Rate. The interest rate at December 31, 2016 was 3.52% The note was covered by the same covenants and amendments as the line of credit (see Note 7). The debt was paid in full in January 2017.	—	13,733

Senior subordinated credit agreement entered into during 2016, in which principal, accrued interest and fees were payable at maturity in June, 2022. Interest accrued at 13%. The debt was paid in full in January 2017, with an associated prepaid penalty of $1,250.	—	25,000

Installment note payable to a bank, payable in monthly payments of principal and interest of $4 through May, 2021. Interest was fixed at 3.5%. The note was collateralized by equipment. The debt was paid in full in January 2017.	—	197

Various equipment notes entered into in November 2017, payable in monthly installments ranging from $5 to $24 including interest at 5.2%, maturing in December 2022 through December 2023. The notes are secured by equipment with a net book value of $5,700 as of December 31, 2017 (Successor).	5,910	—

In December 2017, Charah entered into a $10,000 equipment line with a bank, secured by all equipment purchased with the proceeds of the loan. Interest is calculated on any outstanding amounts using a fixed rate of 4.5%. The equipment line converts to a term loan in May 2018, with a maturity date of June 22, 2023. There was $3,244 drawn against the equipment line as of December 31, 2017 (Successor).	3,244	—

A credit agreement with a bank, entered into during October 2017, providing for a senior secured term loan B facility with an initial commitment of $250,000 (the Term Loan). The interest rates per annum applicable to the loans under the Term Loan are based on a fluctuating rate of interest measured by reference to, at the Companies’ election, either (1) LIBOR plus a 6.25% borrowing margin, or (2) an alternative base rate plus a 5.25% borrowing margin. The principal amount of the Term Loan will amortize at a rate of 7.5% per annum with all remaining outstanding amounts under the Term Loan due on the Term Loan maturity date. The Term Loan has a scheduled maturity date of October 25, 2024. The Term Loan is collateralized by substantially all the assets of the Companies.	250,000	—

Total	259,154	84,876
Less debt issuance costs	(11,460)	(1,849)

	247,694	83,027
Less current maturities	(19,996)	(9,040)

Notes payable due after one year	$227,698	$73,987

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

In January 2017, Charah entered into a $14,000 term note, payable to a bank in quarterly principal payments of $811 through July, 2021 at which point all outstanding principal, accrued interest and fees would be due. Interest was calculated using the LIBOR rate plus the Applicable Rate. This note was paid in full in October 2017.

In January 2017, Charah entered into a $42,000 equipment loan split into 8 notes with payoff terms between 24 months to 60 months. Seven having an interest rate of 5.25% and one having an interest rate of 4.83%. The notes were paid in full in October 2017.

Future maturities of notes payable at December 31 are as follows:

2018	$19,996
2019	20,379
2020	20,462
2021	20,548
2022	20,646
Thereafter	157,123

Total	$259,154

9. Interest Rate Swap

In order to manage interest rate risk in a cost-efficient manner, we entered into an interest rate swap during 2017 whereby we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional amount. The interest rate swap is not designated for hedge accounting. The change in fair values of the interest rate swap are immediately recognized in earnings, within interest expense.

As of December 31, 2017 (Successor) the notional amount of the interest rate swap is $150 million and a fair value liability of $198 is recorded in the balance sheet within other liabilities. The total amount of loss recorded as an increase of interest expense for the period from January 13, 2017 through December 31, 2017 (Successor) was $198.

10. Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts as of December 31 as follows:

	Successor	Predecessor
	2017	2016
Costs incurred on uncompleted contracts	$151,963	$198,380
Estimated earnings	53,356	34,351

Total costs and earnings	205,319	232,731
Less billings to date	(213,242)	(176,266)

Costs and estimated earnings in excess of billings (billings in excess of costs and estimated earnings)	$(7,923)	$56,465

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

The net balance in process is classified on the combined balance sheets as of December 31 as follows:

	Successor	Predecessor
	2017	2016
Costs and estimated earnings in excess of billings	$7,959	$57,817
Billings in excess of costs and estimated earnings	(15,882)	(1,352)

Net balance in process	$(7,923)	$56,465

11. Defined Contribution Retirement Plan

Charah and AMS provide a defined contribution employee benefit plan (401(k) Plan) qualified under Section 401(k) of the Internal Revenue Code to employees who have completed 90 days of service and have attained age 18. Participants may contribute up to the lesser of 100% of eligible compensation or the maximum allowed under the Internal Revenue Code. Charah and AMS make safe harbor contributions to participant accounts equal to 3% of the participant’s annual compensation, commencing the quarter after the employee completes one year of service. Charah and AMS may also make discretionary matching contributions of participant’s salary deferrals up to 3% of the participant’s compensation and the contributions may vary from year to year for employees who have met one year of employment. Participants are immediately vested in their elective contributions and safe harbor contributions. Participants are vested in discretionary contributions after completing seven years of service. For the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), Charah and AMS contributed $861, $29, and $759 to the 401(k) Plan.

Allied provides a defined contribution employee benefit plan (401(k) Plan) qualified under Section 401(k) of the Internal Revenue Code to employees who have completed 1 year of eligibility service and have attained age 21, commencing the quarter following the anniversary of 1 year of eligibility service. Participants may contribute up to the lesser of 100% of eligible compensation or the maximum allowed under the Internal Revenue Code. Allied makes safe harbor contributions to participant accounts equal to (i) 100% of the Matched Employee Contributions that are not in excess of 3% of employee compensation, plus (ii) 50% of the amount of the Matched Employee Contributions that exceed 3% of employee compensation but that do not exceed 5% of employee compensation, commencing with employee’s eligibility into the plan. Allied may also make discretionary matching contributions. Participants are immediately vested in their elective contributions and safe harbor contributions. For the period from June 1, 2017 (inception) through December 31, 2017, Allied contributed $258 to the 401(k) Plan.

12. Multiemployer Pension Plan

AMS contributes to union-sponsored multiemployer retirement defined benefit pension plans (the multiemployer plans) under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in the multiemployer plans are different from single-employer plans in the following aspects:

•	Assets contributed to the multiemployer plans by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the multiemployer plans, the unfunded obligations of the multiemployer plans may be borne by the remaining participating employers.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

•	If AMS chooses to stop participating in its multiemployer plans, AMS may be required to pay the multiemployer plans an amount based on the underfunded status of the multiemployer plans, referred to as a withdrawal liability.

The primary multiemployer plan to which AMS made contributions for the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), is outlined in the table below. The “EIN/Pension Plan Number” column provides the Employer Identification Number (EIN). The most recent Pension Protection Act (PPA) zone status available in 2017 is for the respective multiemployer plan’s year-end within those years, unless otherwise noted. The zone status is based on information that AMS received from the multiemployer plans and is certified by the respective multiemployer plan’s actuary. Among other factors, multiemployer plans in the red zone (critical) are generally less than 65% funded, multiemployer plans in the yellow zone (endangered) are less than 80% funded, and multiemployer plans in the green zone (neither critical and declining, critical or endangered) are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates multiemployer plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration dates of the collective-bargaining agreements to which the multiemployer plans are subject.

				Successor	Predecessor
		Pension	FIF/RP	Period from January 13, 2017 through December 31, 2017	Period from January 1 2017, through January 12, 2017	Year Ended December 31, 2016		Expiration Date of
Pension Fund	EIN/Pension Plan Number	Protection Act Zone Status	Status Pending/ Implemented	Contributions to Funds by AMS	Contributions to Funds by AMS	Contributions to Funds by AMS	Surcharge Imposed	Collective Bargaining Agreement
Central states, southeast & southeast areas pension plan	36-6044243	Red - Critical and declining	Progress under FIP or RP	$59	$0	$78	None	Continuous with notice period by either party

13. Operating Leases

The Companies leases buildings, vehicles and equipment under various noncancelable agreements classified as operating leases, which expire through March 2021 and require various minimum annual rentals.

Future minimum lease payments, including the related party leases (see Note 4), are as follows:

2018	$6,097
2019	2,992
2020	1,707
2021	268

Total	$11,064

The total rent expense, excluding the related party leases (see Note 4), included in the combined statements of income for the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor) was $5,574, $179, and $4,900, respectively.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

14. Members’ Equity

During 2016, 49,860 shares of non-voting common stock were issued in accordance with the Deferred Stock Plan (see Note 17).

Charah, LLC’s voting and non-voting shares at January 12, 2017 were cancelled in connection with the BCP transaction (see Note 3) and Series A and Series B members’ interests were issued. Charah, LLC has 200,000,000 of Series A members’ interest authorized, of which 104,109,890 are issued and outstanding as of December 31, 2017. The Series A members’ interests were issued between January 13, 2017 and December 31, 2017 (Successor) in connection with the BCP transaction in exchange for BCP’s investment of $104.1 million. Charah, LLC has 100,000,000 of Series B members’ interest authorized, of which 35,199,063 are issued and outstanding as of December 31, 2017. The Series B members’ interests were issued between January 13, 2017 and December 31, 2017 (Successor) in connection with the BCP transaction in exchange for an investment of $32.8 million from members of Charah, LLC’s management and $2.4 million with the formation of Allied Power Management, LLC, as described below. Series A and Series B both participate in distributions.

Allied Power Management, LLC has 200,000,000 of Series A members’ interest authorized, of which 7,210,555 are issued and outstanding as of December 31, 2017. The Series A members’ interests were issued between January 13, 2017 and December 31, 2017 (Successor) in exchange for an investment of $7.2 million. Allied Power Management, LLC has 100,000,000 of Series B member’s interest authorized, of which 2,437,855 are issued and outstanding as of December 31, 2017. The Series B members’ interests were issued between January 13, 2017 and December 31, 2017 (Successor). The Series B members’ interests were issued in connection with the formation of Allied Power Management, LLC in exchange for an investment of $2.4 million by the existing shareholders of Charah, LLC and members of Allied Power Management, LLC, with the purpose of creating common ownership of the two entities. Series A and Series B both participate in distributions.

15. Distributions to Stockholder

The stockholders may require the Companies to make distributions to cover the stockholders’ tax liabilities. During the period from January 13, 2017 through December 31, 2017 (Successor), the period from January 1, 2017 through January 12, 2017 (Predecessor), and during the year ended December 31, 2016 (Predecessor), the Companies made distributions of $136,085, $20,660, and $25, respectively, a portion of which was used to pay for income taxes.

16. Major Customers

The Companies derived approximately 49% and 32% of its combined revenue from two customers during the period from January 13, 2017 through December 31, 2017 (Successor), and approximately 68% and 70% from one customer, during the period from January 1, 2017 through January 12, 2017 (Predecessor) and during the year ended December 31, 2016 (Predecessor), respectively. Accounts receivable from the two customers at December 31, 2017 (Successor) was $30,556 and from the one customer at December 31, 2016 (Predecessor) was $33,588.

17. Stock/Unit Based Compensation

Effective January 1, 2009, Charah established a Deferred Stock Plan (the Plan), whereby of certain key employees were issued units that settle in shares of non-voting common stock upon the occurrence of certain specified events. Units issued under the Plan are classified as liabilities, due to a call option which allowed

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

Charah to repurchase the non-voting common stock immediately after settlement of the units for an amount other than the fair value of the non-voting common stock. Compensation cost was recognized for issued units based upon the fair value of the units at the end of each reporting period and the percentage of requisite service rendered by the employees holding the units.

The Plan was terminated in December 2016, all units became 100% vested and were converted into shares of non-voting common stock that did not continue past the date of the investment by BCP on January 13, 2017.

Units of the Plan had a value based on the value of one share of Charah’s non-voting common stock. Participant units vested at the rate of 20% per year of service, and become fully vested and non-forfeitable after the completion of five years of service from the issuance of the units. Benefits under the Plan were settled in shares of non-voting common stock, based upon the ratio of one unit’s value to the value of one share of non-voting common stock as of the date of issuance of the unit. Participants were required to enter into a shareholder agreement which restricted the transfer of units and non-voting common stock issued under the Plan.

For the year ended December 31, 2016 (Predecessor), the Company recognized compensation cost of $7,352, which was recognized as general and administrative expenses in the combined statement of income.

At inception of the Plan, 62,500 units were authorized. During 2016, Charah issued 9,840 units. In December 2016, all units became 100% vested. The 52,515 units issued and vested were converted into 49,860 shares of non-voting common stock based on the ratio described above. The 49,860 shares of non-voting common stock were valued at $34,554, based on the purchase price associated with the transaction with BCP in January 2017 (See Note 3), of which in 2016 Charah paid $15,666, and the remaining $18,888 was recorded as a current liability at December 31, 2016 (Predecessor). Charah paid the remaining $18,888 in January 2017.

Subsequent to the BCP transaction (see Note 3), Charah Management LLC adopted the Charah Series C Profits Interest Plan providing for the issuance of up to 1,000 Series C Profits Interests and issued 650 of such units to employees. Charah Series C Profits Interests participate in distributions to Charah members based on specified rates of return being realized to the Charah Series A and Charah Series B membership interest. Charah Series C Profits Interests vest ratably in each of the first five anniversaries of their grant date with vesting accelerated upon a change of control. All 650 Charah Series C Profits Interests remain unvested as of December 31, 2017. The Charah Series C Profits Interests were valued based upon a contingent claims analysis to allocate the total implied equity value as of the valuation date amongst the various equity securities classes, with breakpoints estimated considering relative seniority, liquidation preferences, and conversion features. An assumed volatility of 30% based upon a comparable public company analysis was used in the determination of fair value. The weighted–average grant date fair value of the Charah Series C Profits Interest granted during 2017 was $3 per unit. There was $2,100 of total unrecognized compensation costs related to the non-vested Charah Series C Profits Interest which is expected to vest over the next 5 years. $311 of compensation expense was recognized in 2017 related to Charah Series C Profits Interests.

The Allied Power Management LLC Limited Liability Agreement provides for the issuance of up to 1,000 Series C Profits Interests. In 2017 Allied Power Management LLC adopted the Allied Series C Profits Interest Plan and issued 550 of such units to employees. Allied Series C Profits Interests participate in distributions to Allied members based upon specified rates of return being realized to the Allied Series A and Allied Series B membership interest. Allied Series C Profits Interests vest immediately upon grant. The Allied Series C Profits Interests were valued based upon a contingent claims analysis to allocate the total implied equity value as of the valuation date amongst the various equity securities classes, with breakpoints estimated considering relative seniority, liquidation preferences, and conversion features. An assumed volatility of 32.5% based upon a

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

comparable public company analysis was used in the determination of fair value. The average grant date fair value of the Allied Series C Profits Interest granted during 2017 was $0 per unit. An immaterial amount of compensation expense was recognized in 2017 related to Allied Series C Profits Interests.

In conjunction with the funding of the investment in Allied Power Holdings, LLC in July 2017, select individuals, including members of the management team at Allied, were given the opportunity to invest, via an aggregator entity, Allied Management Holdings, LLC, alongside, and on the same basis as, the existing investment group. In exchange for their investment, common equity interests (Series B) in both Allied Power Holdings, LLC and Charah Management, LLC were issued. For those members of management, 1.9 million Charah Management LLC Series B Membership Interests and 0.1 million Allied Power Management LLC Series B Membership Interests were granted as a deemed contribution and a portion was invested via a cash contribution. All rights under these membership interests were fully vested at the time of the grant. $2,080 of compensation expense was recorded in 2017 related to these Series B membership interest grants.

18. Commitments and Contingencies

The Companies from time to time, in the ordinary course of business, is named as a defendant in various lawsuits. In management’s opinion, the gross liability from such lawsuits is not considered to be material to the Companies’ combined financial condition or results of operations.

We may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. In July 2017, APTIM Corp. sued Allied Power Management, LLC and certain of its employees and affiliated entities in the U.S. District Court for the Northern District of Illinois, alleging, among other things, misappropriation of alleged trade secrets and civil conspiracy. APTIM also alleged tortious interference with their contractual and business relations because Exelon, our customer whose business makes up 100% of our Nuclear Services revenues, ended their business relationship with APTIM and started a new business relationship with Allied Power Management, LLC. No schedule for the current phase of the case, and trial date, has been set. APTIM has not identified its alleged damages. We believe that APTIM’s claims are meritless, and we intend to defend ourselves vigorously. At this point in the preceding it is not possible to reasonably estimate any probable loss, if any, that may result from the matter and accordingly no accrual has been recorded as of December 31, 2017 (Successor).

19. Asset Retirement Obligation (ARO)

Charah owns and operates two structural fill sites that will have continuing maintenance and monitoring requirements subsequent to their closure. As of December 31, 2017 (Successor) and 2016 (Predecessor), Charah has accrued approximately $1,072 and $865, respectively for the asset retirement obligations.

The following table reflects the activity for the asset retirement obligations:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
Opening balance	$865	$—
Obligations incurred	154	816
Interest accretion	53	49

Ending balance	$1,072	$865

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

20. Business Segment and Related Information

The Companies have identified the following reportable segments, Environmental Solutions (ES) and Maintenance & Technical Services (M&TS), as each met the quantitative threshold of generating revenues 10 percent or more of the combined revenue of all operating segments.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. Management evaluates the performance of each segment based on segment gross profit, which is calculated as revenues less cost of sales at each segment. For the periods ended December 31, 2017 (Successor) and January 12, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), there are no intersegment revenues or other intersegment transactions. Segment assets are evaluated by management based on each segment’s investment in property and equipment, and assets other than property and equipment are not allocated to segments.

Summarized financial information with respect to the reportable segments is as follows:

Successor

Period from January 13, 2017 through December 31, 2017	ES	M&TS	All Other	Totals
Revenue	$232,581	$188,658	$—	$421,239
Segment gross profit	64,433	17,898	—	82,331
Segment depreciation and amortization expense	23,169	2,361	189	25,719
Segment assets	75,764	23,725	441	99,930
Expenditures for segment assets	$6,107	$6,583	$—	$12,690
Predecessor

Period from January 1, 2017 through January 12, 2017	ES	M&TS	All Other	Totals
Revenue	$7,451	$1,679	$—	$9,130
Segment gross profit	1,412	417	—	1,829
Segment depreciation and amortization expense	688	70	5	763

Year Ended December 31, 2016
Revenue	$218,051	$47,017	$—	$265,068
Segment gross profit	51,282	10,558	—	61,840
Segment depreciation and amortization expense	10,228	5,263	110	15,601
Segment assets	48,039	12,607	568	61,214
Expenditures for segment assets	$6,668	$3,044	$353	$10,065

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

The following is a reconciliation of segment assets to total assets and segment gross profit to net income:

	Successor	Predecessor
	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
Segment Assets	$99,930		$61,214
Non-Segment Assets	277,721		127,620

Total Assets	$377,651		$188,834

Segment Gross Profit	$82,331	$1,829	$61,840
General and administrative expenses	48,495	3,170	35,170
Interest Expense	(14,146)	(4,181)	(6,244)
Income from equity method investment	816	48	2,703

Net Income (loss)	$20,506	$(5,474)	$23,129

21. Subsequent Events

On March 30, 2018, the Company purchased certain assets and liabilities of SCB International Materials, Inc. and related entities for an initial payment of $20 million plus $15 million that will be paid over time in conjunction with certain performance metrics.

The Company evaluated subsequent events through March 16, 2018, the date on which the December 31, 2017 combined financial statements were originally issued, and has updated such evaluation for disclosure purposes through April 16, 2018, the date on which December 31, 2017 combined financial statements were reissued to reflect the correction of immaterial error disclosed in Note 2. Except as described above, the Company determined there were no additional events that required disclosure or recognition in these financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Balance Sheets

(dollars in thousands unless otherwise indicated)

(Unaudited)

	March 31, 2018	December 31, 2017
Assets

Current assets:
Cash	$9,283	$32,264
Trade accounts receivable	61,263	47,227
Receivable from affiliates	89	38
Costs and estimated earnings in excess of billings	17,180	7,959
Inventory	20,274	1,666
Deferred offering costs	3,955	—
Prepaid expenses and other current assets	4,860	4,644

Total current assets	116,904	93,798

Property and equipment:
Plant, machinery and equipment	56,712	42,565
Structural fill site improvements	55,760	55,760
Vehicles	16,422	16,478
Office equipment	664	638
Buildings and leasehold improvements	240	240
Structural fill sites	7,110	7,110

Total property and equipment	136,908	122,791
Less accumulated depreciation and amortization	(30,484)	(22,861)

Property and equipment, net	106,424	99,930

Other assets:
Trade name	34,977	34,330
Customer relationship, net	70,790	71,032
Technology	2,102	—
Non-compete and other agreements	1,448	—
Other intangible assets, net	897	87
Goodwill	75,999	73,468
Other assets	1,425	—
Equity method investments	5,952	5,006

Total assets	$416,918	$377,651

See notes to condensed combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Balance Sheets, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

	March 31, 2018	December 31, 2017
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$16,432	$15,247
Billings in excess of costs and estimated earnings	13,074	15,882
Notes payable, current maturities	21,795	19,996
Accrued payroll and bonuses	31,783	16,036
Asset retirement obligation	1,086	1,072
Purchase option liability, current portion	5,061	5,061
Accrued expenses	11,112	7,959
Other liabilities	—	198

Total current liabilities	100,343	81,451

Long-term liabilities:
Purchase option liability, less current portion	18,918	20,183
Contingent earnout liability	15,000	—
Notes payable, less current maturities	233,438	227,698

Total liabilities	367,699	329,332

Commitments and Contingencies (see Note 11)
Members’ equity
Retained earnings	19,122	18,316
Members’ interest—Charah, LLC Series A, no par, 200,000,000 members’ interest authorized (104,109,890 issued and outstanding) as of December 31, 2017 and March 31, 2018. Series B, no par, 100,000,000 members’ interest authorized (35,199,063 issued and outstanding) as of December 31, 2017 and March 31, 2018.	19,828	19,718
Members’ interest—Allied Power Management, LLC, Series A, no par, 200,000,000 members’ interest authorized (7,210,555 issued and outstanding) as of December 31, 2017 and March 31, 2018. Series B, no par, 100,000,000 members’ interest authorized (2,437,855 issued and outstanding) as of December 31, 2017 and March 31, 2018	9,687	9,687

Total Charah, LLC and Allied Power Management, LLC members’ equity	48,637	47,721
Non-controlling interest	582	598

Total members’ equity	49,219	48,319

Total liabilities and members’ equity	$416,918	$377,651

See notes to condensed combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Statements of Income

(dollars in thousands unless otherwise indicated)

(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017
Revenue	$155,529	$58,965	$9,130
Cost of sales	136,430	43,235	7,301

Gross profit	19,099	15,730	1,829
General and administrative expenses	14,382	6,516	3,170

Operating income (loss)	4,717	9,214	(1,341)
Interest expense	(4,131)	(1,055)	(4,181)
Income from equity method investment	587	206	48

Net income (loss)	1,173	8,365	(5,474)
Less income attributable to non-controlling interest	367	270	54

Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$806	$8,095	$(5,528)

Pro forma provision for income taxes	$202	$3,076	$(2,101)
Pro forma net income (loss)	$971	$5,289	$(3,373)
Pro forma net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$604	$5,019	$(3,427)
Pro forma basic income per common share	—	—	—
Pro forma diluted income per common share	—	—	—

See notes to condensed combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Statements of Members’ Equity

(dollars in thousands unless otherwise indicated)

(Unaudited)

	Charah, LLC Members							Non-Controlling Interest	Total
	Voting Shares		Non-voting Shares			Retained Earnings (Accumulated Deficit)	Total
	Number of Shares	Common Stock	Number of Shares	Common Stock	Additional Paid-In Capital
Predecessor
Balance, December 31, 2016	18,750	$24	168,750	$216	$54	$20,366	$20,660	$686	$21,346
Net income (loss)	—	—	—	—	—	(5,528)	(5,528)	54	(5,474)
Distributions	—	—	—	—	—	(20,660)	(20,660)	—	(20,660)

Balance, January 12, 2017	18,750	$24	168,750	$216	$54	$(5,822)	$(5,528)	$740	$(4,788)

See notes to condensed combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Statements of Members’ Equity

(dollars in thousands unless otherwise indicated)

(Unaudited)

	Charah, LLC and Allied Power Management, LLC Combined				Non-Controlling Interest	Total
	Charah, LLC Members’ Interest	Allied Power Management, LLC Members’ Interest	Retained Earnings	Total
Successor
Balance, January 13, 2017	$—	$—	$—	$—	$740	$740
Net income	—	—	8,095	8,095	270	8,365
Issuance of original Series A member interests	116,418	—	—	116,418	—	116,418
Issuance of original Series B member interests	36,643	—	—	36,643	—	36,643
Share-based compensation - Series C profits interests	56	—	—	56	—	56
Distributions	(15,497)	—	—	(15,497)	(561)	(16,058)

Balance, March 31, 2017	$137,620	$—	$8,095	$145,715	$449	$146,164

Balance, December 31, 2017	$19,718	$9,687	$18,316	$47,721	$598	$48,319
Net income	—	—	806	806	367	1,173
Share-based compensation - Series C profits interests	110	—	—	110	—	110
Distributions	—	—	—	—	(383)	(383)

Balance, March 31, 2018	$19,828	$9,687	$19,122	$48,637	$582	$49,219

See notes to condensed combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Statements of Cash Flows

(dollars in thousands unless otherwise indicated)

(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1 2017, through January 12, 2017
Cash flows from operating activities:
Net income (loss)	$1,173	$8,365	$(5,474)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8,431	6,157	763
Amortization of debt issuance costs	555	—	—
Loss on sale of assets	131	53	123
Income from equity method investment	(587)	(206)	(48)
Distributions received from equity investment	252	364	—
Non-cash share-based compensation	110	56	—
Payment related to deferred stock plan	—	(18,888)	—
Gain on interest rate swap	(1,623)	—	—
Increase (decrease) in cash due to changes in:
Trade accounts receivable	(8,116)	14,411	(3,977)
Receivable from affiliates	(51)	(608)	—
Costs and estimated earnings in excess of billing	(9,222)	(3,208)	2,185
Inventory	(828)	(356)	278
Prepaid expenses and other current assets	(87)	(1,755)	71
Accounts payable	485	(8,865)	4,380
Billings in excess of costs and estimated earnings	(2,807)	1,934	6
Accrued payroll and bonuses	15,749	(241)	(318)
Asset retirement obligation	14	74	—
Accrued expenses	646	4,696	(2,407)

Net cash provided by (used in) operating activities	4,225	1,983	(4,418)
Cash flows from investing activities:
Proceeds from the sale of equipment	480	133	—
Purchases of property and equipment	(3,373)	(1,568)	—
Payments for business acquisitions, net of cash received	(19,983)	—	—
Decrease (increase) in restricted cash	—	(1,299)	—

Net cash used in investing activities	(22,876)	(2,734)	—

See notes to condensed combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Statements of Cash Flows, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1 2017, through January 12, 2017
Cash flows from financing activities:
Net payments on line of credit	—	(43,801)	4,605
Proceeds from long-term debt	4,976	142,779	298
Principal payments on long-term debt	(4,968)	(104,017)	(440)
Deferred offering costs	(3,955)	—	—
Note payable to related party, net	—	25,000	—
Distributions to non-controlling interest	(383)	(561)	—
Distributions to members	—	(15,498)	—

Net cash (used in) provided by financing activities	(4,330)	3,902	4,463

Net (decrease) increase in cash	(22,981)	3,151	45
Cash, beginning of period	32,264	1,046	1,001

Cash, end of period	$9,283	$4,197	$1,046

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$5,297	$3,167	$104

Non-cash investing and financing transactions

During the three-months ended March 31, 2018 (Successor), Charah purchased $6,975 of equipment with seller provided financing.

During the period from January 1, 2017 through January 12, 2017 (Predecessor), the loan to related party of $7,865, receivables from affiliates of $883 and assets and liabilities related to the un-acquired business amounting to $11,912 were distributed to CEP Holdings, Inc. as non-cash distributions.

At January 12, 2017, Charah, LLC reflected a non-cash transaction to re-value its assets and liabilities resulting from Charah Management LLC completing a transaction with Bernhard Capital Partners Management, LP (BCP), a previously unrelated third party, pursuant to which BCP acquired a 76% equity position of Charah Management LLC.

See notes to condensed combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements

(dollars in thousands unless otherwise indicated)

(Unaudited)

1. Nature of Business and Basis of Presentation

Description of Business Operations

The Companies provide mission-critical environmental and maintenance services to the power generation industry that enable customers to continue operations and provide necessary electric power to communities nationwide. Services offered included a suite of coal ash management and recycling, environmental remediation and outage maintenance services. We also design and implement solutions for complex environmental projects (such as ash pond closures) and facilitate coal ash recycling through byproduct sales and other beneficial use services. The Companies have corporate offices in Kentucky, North Carolina, and Louisiana, and principally operate in the eastern and mid central United States.

The combined financial statements include the assets, liabilities, members’ equity, and results of operations of Charah and Allied, on a combined basis, together with their consolidated subsidiaries. References to the “Companies,” “we,” “our,” and “us,” refer to Charah and Allied combined. References to “Predecessor” refer to Charah. References to “Charah Solutions” refer to Charah Solutions, Inc. and its subsidiaries. Charah is the predecessor for accounting purposes of Charah Solutions which was formed for the purposes of submitting a registration statement for its initial public offering of common stock (the “Offering”). In connection with the Offering, Charah Sole Member, LLC and Allied Sole Member, LLC, the sole members of Charah and Allied, respectively, will be contributed to CHRH Holdings, LLC, a wholly owned subsidiary of Charah Solutions.

Under the JOBS Act, the Companies expect that it will meet the definition of an “emerging growth company,” which would allow the Companies to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. The Companies intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until the Companies are no longer an emerging growth company.

Basis for Presentation

The Companies fiscal year ends December 31. The accompanying unaudited condensed combined financial statements include the accounts of the Companies and their consolidated subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

The accompanying unaudited condensed combined financial statements have been prepared in accordance with rules and regulations of the Securities and Exchange Commission (SEC) for quarterly reports on Form 10-Q. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, which consist of normal recurring adjustments. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. These unaudited condensed combined financial statements should be read in conjunction with the annual audited combined financial statements and notes included elsewhere in this registration statement.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The core principle of ASU 2014-09 is to recognize revenues when a customer obtains control of a good or service, in an amount that reflects the consideration to which an entity is expected to be entitled for those goods or services. The standard will replace most existing revenue recognition

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year. The updated standard will be effective for the year ending December 31, 2019, with early adoption permitted. The Companies have not yet selected a transition method and are currently evaluating the effect that the new standard will have on the combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), requiring all leases to be recognized on the combined balance sheet as a right-of-use asset and a lease liability, unless the lease is a short term lease (generally a lease with a term of twelve months or less). At the commencement date of the lease, the Companies will recognize: 1) a lease liability for the Companies’ obligation to make payments under the lease agreement, measured on a discounted basis; and 2) a right-of-use asset that represents the Companies’ right to use, or control the use of, the specified asset for the lease term. Upon adopting the ASU, the Companies will be required to recognize and measure their leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 will be effective for the Companies for the year ending December 31, 2020, with early adoption permitted. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This update addresses specific cash flow issues, including debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, and proceeds from the settlement of insurance claims. The guidance is effective for fiscal years beginning after December 15, 2018. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Upon adopting the ASU, amounts generally described as restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective for the Companies beginning after December 15, 2018 with regard to fiscal years and beginning after December 15, 2019 with regard to interim periods within fiscal years, with early adoption permitted. The Companies are currently evaluating the effect that the new standard will have on the combined financial statements.

Unaudited Pro Forma Income Information

The unaudited pro forma income information gives effect to the anticipated corporate reorganization and the resulting legal entity for the new holding company of Charah and Allied, which is incorporated as a “C” Corporation. Prior to such anticipated corporate reorganization, the holding company for Charah and Allied was a limited liability company and generally not subject to income taxes. The pro forma net income, therefore, includes an adjustment for income tax expense as if the holding company for Charah and Allied had been a “C” Corporation for all periods presented at an assumed combined federal, state and local effective income tax rate of 38% for the year ended December 31, 2017 and 25% for the three months ended March 31, 2018, which approximates the calculated statutory tax rate for each period. The tax rate in the preceding sentence for the year ended December 31, 2017 does not reflect the impact of U.S. tax reform, which reduces the federal U.S. statutory tax rate from 35% to 21% effective in 2018. The tax rate mentioned for the three months ended March 31, 2018 reflects the impact of U.S. tax reform.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

The unaudited pro forma basic and diluted net income per common share is computed using unaudited pro forma net income, as discussed above, and reflects the (i) the estimated number of shares of common stock we expect to have outstanding upon the completion of the Company’s reorganization and (ii) the estimated number of shares of common stock that will be issued in connection with the initial public offering that will be used to repay the Term Loan.

2. Business Combination

On March 30, 2018, Charah Management LLC completed a transaction with SCB Materials International, Inc. and affiliated entities (SCB), a previously unrelated third party, pursuant to which Charah acquired certain assets and liabilities of SCB for a purchase price of $20 million paid immediately, and $15 million paid over time in conjunction with certain performance metrics. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The preliminary purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition, as summarized below. Goodwill will be allocated to the Environmental Solutions segment.

Cash acquired	$17
Net working capital, excluding cash	20,623
Property, plant and equipment	4,493
Equity method investment	611
Trade name intangible assets	647
Customer relationship intangible assets	1,713
Technology	2,102
Non-compete and other agreements	1,448
Other intangible assets	815
Goodwill	2,531

Total purchase price	$35,000

3. Equity Method Investments

Charah has an equity method investment that provides ash management and remarketing services to the utility industry. Charah accounts for its investment under the equity method of accounting because Charah has significant influence over the financial and operating policies of the equity method investment. Charah had a receivable due from the equity method investment of $95 and $61 at March 31, 2018 and December 31, 2017, respectively.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

Summarized balance sheet information of our equity method investment as of:

Balance Sheet Data	March 31, 2018	December 31, 2017
Current assets	$2,749	$1,946
Noncurrent assets	764	764

Total assets	$3,513	$2,710

Current liabilities	429	298
Equity of Charah	5,341	5,006
Equity of JV Partner	(2,257)	(2,594)

Total liabilities and member equity	$3,513	$2,710

Summarized financial performance of our equity method investment is as follows:

	Successor		Predecessor
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1 2017, through January 12, 2017
Operating Data
Revenues	$2,365	$1,528	$300
Net income	$1,175	$414	$96
The Company’s share of net income	$587	$207	$48

The following table reflects the activity in our investment account:

	Successor		Predecessor
	Three Months Ended March 31, 2018 (Unaudited)	Period from January 13, 2017 through December 31, 2017 (Unaudited)	Period from January 1 2017, through January 12, 2017
Opening balance	$5,006	$5,289	$5,241
Contributions	—	—	—
Distributions	(252)	(1,099)	—
Share of net income	587	816	48
Equity investment acquired (Note 2)	611	—	—

Closing balance	$5,952	$5,006	$5,289

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

4. Intangible Assets

The Companies’ intangible assets consist of the following as:

	March 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$78,200	$9,123	$69,077
Other - Rail easement	110	28	82
Trade name (indefinite lived)	34,330	—	34,330
Goodwill	73,468	—	73,468

	186,108	9,151	176,957
Other - Patents acquired (Note 2)	815	—	815
Technology acquired (Note 2)	2,102	—	2,102
Non-compete and other agreements acquired (Note 2)	1,448	—	1,448
Customer relationships acquired (Note 2)	1,713	—	1,713
Trade name (indefinite lived) acquired (Note 2)	647	—	647
Goodwill acquired (Note 2)	2,531	—	2,531

Closing balance	$195,364	$9,151	$186,213

	December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$78,200	$7,168	$71,032
Rail easement	110	23	87
Trade name (indefinite lived)	34,330	—	34,330
Goodwill	73,468	—	73,468

Closing balance	$186,108	$7,191	$178,917

Definite Lived Intangible Assets

As of March 31, 2018 and December 31, 2017, intangible assets include customer relationships and a rail easement. These assets are amortized on a straight-line basis over their estimated useful lives of ten years for customer lists and four and half years for the rail easement. Amortization expense was $1,960, $1,798 and $0 during the three months ended March 31, 2018 (Successor), the period from January 13, 2017 through March 31, 2017 (Successor) and the period from January 1, 2017 through January 12, 2017 (Predecessor), respectively.

Goodwill and Indefinite Lived Intangible Assets

Goodwill represents the excess of the cost of an acquisition price over the fair value of acquired net assets, and such amounts are reported separately as goodwill on our combined balance sheets.

Indefinite lives intangible assets are not amortized, but instead are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

We perform our impairment test effective October 31st of each year. Each quarter we evaluate if there are any indicators of impairment, and we determined there were no indicators of impairment at March 31, 2018 and 2017.

5. Line of Credit Agreement

The Companies have a credit agreement with a bank providing for a revolving credit facility (the Credit Facility) with a principal amount of up to $45,000. The interest rates per annum applicable to the loans under the Credit Facility are based on a fluctuating rate of interest measured by reference to, at the Companies’ election, either (1) an adjusted LIBOR plus a 2.00% borrowing margin, or (2) an alternative base rate plus a 1.00% borrowing margin. Customary fees are payable in respect of the Credit Facility and include (1) commitment fees in an annual amount equal to 0.05% of the daily unused portions of the Credit Facility, and (2) a 2.00% fee on outstanding letters of credit. The Revolving Facility has a scheduled maturity date of October 25, 2022. There are no amounts drawn on the revolving credit facility as of March 31, 2018 and December 31, 2017, respectively.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

6. Notes Payable

The following table summarizes the major components of debt at each balance sheet date and provides maturities and interest rate ranges for each major category as of March 31, 2018:

	March 31, 2018	December 31, 2017
Various equipment notes entered into in November 2017, payable in monthly installments ranging from $5 to $24 including interest at 5.2%, maturing in December 2022 through December 2023. The notes are secured by equipment with a net book value of $8,259 as of March 31, 2018 (Successor).	$5,665	$5,910

Various equipment notes entered into in 2018, payable in monthly installments ranging from $6 to $33 including interest at 6.25%, maturing in March 2023 through March 2025. The notes are secured by equipment with a net book value of $10,076 as of March 31, 2018 (Successor).	6,938	—

In December 2017, Charah entered into a $10,000 equipment line with a bank, secured by all equipment purchased with the proceeds of the loan. Interest is calculated on any outstanding amounts using a fixed rate of 4.5%. The equipment line converts to a term loan in May 2018, with a maturity date of June 22, 2023. There was $8,220 drawn against the equipment line as of March 31, 2018 (Successor).	8,220	3,244

A credit agreement with a bank, entered into during October 2017, providing for a senior secured term loan B facility with an initial commitment of $250,000 (the Term Loan). The interest rates per annum applicable to the loans under the Term Loan are based on a fluctuating rate of interest measured by reference to, at the Companies’ election, either (1) LIBOR plus a 6.25% borrowing margin, or (2) an alternative base rate plus a 5.25% borrowing margin. The principal amount of the Term Loan will amortize at a rate of 7.5% per annum with all remaining outstanding amounts under the Term Loan due on the Term Loan maturity date. The Term Loan has a scheduled maturity date of October 25, 2024. The Term Loan is collateralized by substantially all the assets of the Companies.	245,315	250,000

Total	266,138	259,154
Less debt issuance costs	(10,905)	(11,460)

	255,233	247,694
Less current maturities	(21,795)	(19,996)

Notes payable due after one year	$233,438	$227,698

7. Interest Rate Swap

In order to manage interest rate risk in a cost-efficient manner, we entered into an interest rate swap during 2017 whereby we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional amount. The interest rate swap is not designated for hedge accounting. The change in fair values of the interest rate swap are immediately recognized in earnings, within interest expense.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

As of both March 31, 2018 and December 31, 2017, the notional amount of the interest rate swap was $150 million. A fair value asset of $1,425 was recorded in the balance sheet within other assets, as of March 31, 2018 (Successor) and a fair value liability of $198 was recorded in the balance sheet within other liabilities as of December 31, 2017 (Successor), respectively. The total amount of gain subtracted from interest expense for the three months ended March 31, 2018 (Successor), the period from January 13, 2017 through March 31, 2017 (Successor), and the period from January 1, 2017 through January 12, 2017 (Predecessor) was $1,623, $0, and $0, respectively.

8. Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts as of:

	March 31, 2018	December 31, 2017
Costs incurred on uncompleted contracts	$191,437	$151,963
Estimated earnings	74,453	53,356

Total costs and earnings	265,890	205,319
Less billings to date	(261,784)	(213,242)

Costs and estimated earnings in excess of billings	$4,106	$(7,923)

The net balance in process is classified on the condensed combined balance sheets as of:

	March 31, 2018	December 31, 2017
Costs and estimated earnings in excess of billings	$17,180	$7,959
Billings in excess of costs and estimated earnings	(13,074)	(15,882)

Net balance in process	$4,106	$(7,923)

9. Distributions to Stockholder

The stockholders may require the Companies to make distributions to cover the stockholders’ tax liabilities. During the three months ended March 31, 2018 (Successor), the period from January 13, 2017 through March 31, 2017 (Successor), and the period from January 1, 2017 through January 12, 2017 (Predecessor), the Companies made distributions of $0, $16,059 and $20,660, respectively, a portion of which was used to pay for income taxes.

10. Stock/Unit Based Compensation

The Charah Management LLC Limited Liability Agreement provides for the issuance of up to 1,000 Series C Profits Interests. In 2017 Charah Management LLC adopted the Charah Series C Profits Interest Plan and issued 650 of such units to employees. Charah Series C Profits Interests participate in distributions to Charah members based on specified rates of return being realized to the Charah Series A and Charah Series B

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

membership interest. Charah Series C Profits Interests vest ratably in each of the first five anniversaries of their grant date with vesting accelerated upon a change of control. 540 Charah Series C Profits Interests remain unvested as of March 31, 2018. The Charah Series C Profits Interests were valued based upon a contingent claims analysis to allocate the total implied equity value as of the valuation date amongst the various equity securities classes, with breakpoints estimated considering relative seniority, liquidation preferences, and conversion features. An assumed volatility of 30% based upon a comparable public company analysis was used in the determination of fair value. The weighted–average grant date fair value of the Charah Series C Profits Interest granted during 2017 was $3 per unit, resulting in $2,100 of total compensation costs which is expected to vest over 5 years. There is $1,679 of unrecognized compensation as of March 31, 2018. $110 of compensation expense was recognized in the three months ended March 31, 2018 (Successor) related to Charah Series C Profits Interests. $56 was recognized during the period from January 13, 2017 through March 31, 2017 (Successor), and $0 was recognized during the period from January 1, 2017 through January 12, 2017 (Predecessor).

The Allied Power Management LLC Limited Liability Agreement provides for the issuance of up to 1,000 Series C Profits Interests. In 2017 Allied Power Management LLC adopted the Allied Series C Profits Interest Plan and issued 550 of such units to employees. Allied Series C Profits Interests participate in distributions to Allied members based upon specified rates of return being realized to the Allied Series A and Allied Series B membership interest. Allied Series C Profits Interests vest immediately upon grant. The Allied Series C Profits Interests were valued based upon a contingent claims analysis to allocate the total implied equity value as of the valuation date amongst the various equity securities classes, with breakpoints estimated considering relative seniority, liquidation preferences, and conversion features. An assumed volatility of 32.5% based upon a comparable public company analysis was used in the determination of fair value. The average grant date fair value of the Allied Series C Profits Interest granted during 2017 was $0 dollars per unit. There is $0 of unrecognized compensation as of March 31, 2018. No compensation expense was recognized during the three months ended March 31, 2018 (Successor), the period from January 13, 2017 through March 31, 2017 (Successor), and the period from January 1, 2017 through January 12, 2017 (Predecessor) related to Allied Series C Profits Interests.

In conjunction with the funding of the investment in Allied Power Holdings, LLC in July 2017, select individuals, including members of the management team at Allied, were given the opportunity to invest, via an aggregator entity, Allied Management Holdings, LLC, alongside, and on the same basis as, the existing investment group. In exchange for their investment, common equity interests (Series B) in both Allied Power Holdings, LLC and Charah Management, LLC were issued. For those members of management, 1.9 million Charah Management LLC Series B Membership Interests and 0.1 million Allied Power Management LLC Series B Membership Interests were granted as a deemed contribution and a portion was invested via a cash contribution. All rights under these membership interests were fully vested at the time of the grant. $2,080 of compensation expense was recorded in 2017 related to these Series B membership interest grants. No compensation expense was recognized during the three months ended March 31, 2018 (Successor), the period from January 13, 2017 through March 31, 2017 (Successor), and the period from January 1, 2017 through January 12, 2017 (Predecessor) related to Allied Series C Profits Interests.

11. Commitments and Contingencies

The Companies from time to time, in the ordinary course of business, are named as a defendant in various lawsuits. In management’s opinion, the gross liability from such lawsuits is not considered to be material to the Companies’ combined financial condition or results of operations.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

12. Business Segment and Related Information

The Companies have identified the following reportable segments, Environmental Solutions (ES) and Maintenance & Technical Services (M&TS), as each met the quantitative threshold of generating revenues 10 percent or more of the combined revenue of all operating segments.

Management evaluates the performance of each segment based on segment gross profit, which is calculated as revenues less cost of sales at each segment. For the three months ended March 31, 2018 (Successor), the period from January 13, 2017 through March 31, 2017 (Successor) and the period January 1, 2017 through January 12, 2017 (Predecessor), there are no intersegment revenues or other intersegment transactions. Segment assets are evaluated by management based on each segment’s investment in property and equipment, and assets other than property and equipment are not allocated to segments.

Summarized financial information with respect to the reportable segments is as follows:

Successor

Three Months Ended March 31, 2018	ES	M&TS	All Other	Totals
Revenue	$47,785	$107,744	$—	$155,529
Segment gross profit	12,469	6,630	—	19,099
Segment depreciation and amortization expense	5,410	1,029	1,992	8,431
Segment property and equipment, net	77,577	28,443	404	106,424
Segment goodwill	59,377	16,622	—	75,999
Expenditures for segment assets	1,242	2,131	—	3,373

Period from January 13, 2017 through March 31, 2017	ES	M&TS	All Other	Totals
Revenue	$47,856	$11,109	$—	$58,965
Segment gross profit	13,036	2,694	—	15,730
Segment depreciation and amortization expense	5,546	566	45	6,157
Segment property and equipment, net	78,673	24,635	458	103,766
Segment goodwill	56,846	16,622	—	73,468
Expenditures for segment assets	720	831	17	1,568
Predecessor

Period from January 1, 2017 through January 12, 2017	ES	M&TS	All Other	Totals
Revenue	$7,451	$1,679	$—	$9,130
Segment gross profit	1,412	417	—	1,829
Segment depreciation and amortization expense	688	70	5	763

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Notes to Condensed Combined Financial Statements, continued

(dollars in thousands unless otherwise indicated)

(Unaudited)

The following is a reconciliation of segment assets to total assets and segment gross profit to net income:

	Successor		Predecessor
	Three Months Ended March 31, 2018 (Unaudited)	Period from January 13, 2017 through March 31, 2017 (Unaudited)	Period from January 1, 2017 through January 12, 2017
Segment property and equipment, net	$106,424	$103,766
Segment goodwill	75,999	73,468
Non-segment assets	234,495	169,965

Total assets	$416,918	$347,199

Segment gross profit	$19,099	$15,730	$1,829
General and administrative expenses	14,382	6,516	3,170
Interest expense	(4,131)	(1,055)	(4,181)
Income from equity method investment	587	206	48

Net income (loss)	$1,173	$8,365	$(5,474)

13. Subsequent Events

The Company has evaluated subsequent events through May 18, 2018, the date financial statements were issued.

Prospectus

Morgan Stanley

BofA Merrill Lynch

Stifel

Macquarie Capital

First Analysis Securities Corp.

Houlihan Lokey

                , 2018

Through and including                 , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver when acting as underwriters and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$12,450
FINRA filing fee		*
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation in January 2018 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Charah Management LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.

Item 16. Exhibits and Financial Statement Schedules

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit number	Description
*1.1	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Charah Solutions, Inc.

*3.2	Form of Amended and Restated Certificate of Incorporation of Charah Solutions, Inc.

*3.3	Form of Amended and Restated Bylaws of Charah Solutions, Inc.

4.1	Form of Registration Rights Agreement.

*4.2	Form of Stockholders’ Agreement.

*4.3	Form of Common Stock Certificate.

*5.1	Form of Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered.

*†10.1	Form of Charah Solutions, Inc. 2018 Omnibus Incentive Plan.

†10.2	Form of Indemnification Agreement.

10.3	ABL Credit Agreement, dated October 25, 2017, by and among Charah, LLC, Allied Power Management, LLC and Allied Power Services, LLC, as borrowers, Charah Sole Member LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Regions Bank, as administrative agent, collateral agent, swingline lender and letter of credit issuer.

10.4	First Amendment to ABL Credit Agreement, dated December 8, 2017, by and among Charah, LLC, Allied Power Management, LLC and Allied Power Services, LLC, as borrowers, Charah Sole Member LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Regions Bank, as administrative agent, collateral agent, swingline lender and letter of credit issuer.

10.5	Second Amendment to ABL Credit Agreement, dated April 27, 2018, by and among Charah, LLC, Allied Power Management, LLC and Allied Power Services, LLC, as borrowers, Charah Sole Member LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Regions Bank, as administrative agent, collateral agent, swingline lender and letter of credit issuer.

10.6	Term Loan Credit Agreement, dated October 25, 2017, by and among Charah, LLC and Allied Power Management, LLC, as borrowers, Charah Sole Member, LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.7	First Amendment to Term Loan Credit Agreement, dated April 27, 2018, by and among Charah, LLC and Allied Power Management, LLC, as borrowers, Charah Sole Member, LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.8	Employment Agreement, dated December 23, 2016, with Charles E. Price.

10.9	Employment Agreement, dated January 13, 2017, with Bruce Kramer.

10.10	Employment Agreement, dated July 12, 2017, with Dorsey Ron McCall.

21.1	List of subsidiaries of Charah Solutions, Inc.

23.1	Consent of Deloitte & Touche LLP (Charah Solutions, Inc.).

23.2	Consent of Deloitte & Touche LLP (Charah, LLC and Allied Power Management, LLC).

*23.3	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 hereto).

Exhibit number	Description

23.4	Consent of Director Nominee (Claire Babineaux-Fontenot).

23.5	Consent of Director Nominee (Jack A. Blossman, Jr.).

23.6	Consent of Director Nominee (Brian Ferraioli).

23.7	Consent of Director Nominee (Robert Flexon).

23.8	Consent of Director Nominee (Stephen Tritch).

24.1	Power of Attorney (included on the signature page of this Registration Statement).

*	To be filed by amendment.
**	Previously filed.
†	Compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, on May 18, 2018.

Charah Solutions, Inc.

By:	/s/ Charles Price
Charles Price
President, Chief Executive Officer and Director

Each person whose signature appears below appoints Charles Price and Bruce Kramer, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of May 18, 2018.

/s/ Charles Price Charles Price	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Bruce Kramer Bruce Kramer	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

/s/ Dorsey Ron McCall Dorsey Ron McCall	Senior Vice President and Director

/s/ Mark Spender Mark Spender	Director